EXHIBIT 99.3
EXPORT DEVELOPMENT CANADA
2009 ANNUAL REPORT

A Trusted Partner in Troubled Times

Annual Report 2009

Canada

EDC

Realize a World of Opportunity

2009 PERFORMANCE MEASURES

*	The 2008 result was restated to permit an accurate year-to-year comparison, as EDC improved the methodology used to calculate the NPS to ensure it more accurately represents the opinions of our overall customer population.

**	Value for Money (VfM) – investments in IT that increase business performance. Total cost of ownership (TCO) – the costs of maintaining core business infrastructure and technology assets.

***	Measured on the climate assessment independently reported by Hay Group.

****	Conference Board of Canada data for financial institutions suggests a rate of 90.4%.
CONTENTS

i	2009 Performance Measures
2	2009 Performance Highlights
4	Message from the Chair
6	Message to the Shareholder
8	Message from the Chief Economist
10	EDC’s Temporary Domestic Mandate
13	Matching Canadian Supply with Foreign Demand
16	Operating Principles
20	Performance vs Objectives
26	Investor Relations

28	2010 Strategic Objectives
32	Board of Directors
34	Executive Management Team
35	Corporate Governance Practices at EDC
39	2009 Financial Review
39	Management’s Discussion and Analysis
77	Consolidated Financial Statements
122	Ten-Year Review
128	Glossary of Financial Terms
129	Corporate Representation

Cover photo: © Jack Hollingsworth/Corbis

EDC is Canada’s export credit agency and a Crown Corporation, 100 per cent owned by the Government of Canada, and accountable to Parliament through the Minister of International Trade. Our mandate – to support and develop, directly or indirectly, Canada’s export trade and Canadian capacity to engage in that trade as well as respond to international business opportunities – guides everything we do. In 2009, our mandate was temporarily expanded to include support for domestic trade and domestic business opportunities. This Annual Report presents our results for 2009 against the business strategies, performance measures and targets set forth in our 2009–2013 Corporate Plan. The Annual Report also reflects EDC’s response to the Statement of Priorities and Accountabilities assigned to EDC by the Minister of International Trade, and EDC’s alignment with the Government of Canada’s trade and investment strategy.

2009 PERFORMANCE HIGHLIGHTS
•	Canadian exports maintain 1 out of 5 jobs in Canada and generate nearly 25% of national income

•	The business EDC facilitated during 2009 helped generate $61 billion of Canadian GDP, about 4.9% of GDP, and supported an estimated 642,000 jobs

•	Canada’s total exports of goods and services reached $403 billion in 2009, a 24 per cent drop from 2008

•	EDC served a record 8,469 customers

•	EDC facilitated $82.8 billion in exports, investments and domestic support in 187 markets
> $18.7 billion in 143 emerging markets

> $4.2 billion in Canadian direct investment abroad

> $16.9 billion done in partnership with financial institutions
•	Domestically, EDC provided $2.5 billion in support for 208 Canadian companies

•	Through our partnership with CARE Canada, EDC’s first two volunteers went to Peru to lend their expertise to various small agricultural enterprises
2     A TRUSTED PARTNER IN TROUBLED TIMES

2009 PERFORMANCE HIGHLIGHTS

BUSINESS VOLUME BY INDUSTRY SECTOR ($ IN MILLIONS)

Light Manufacturing
5,980
Information & Communication Technology
8,096
Transportation
11,702
Extractive
18,221
Infrastructure & Environment
19,184
Resource
19,586

BUSINESS VOLUME BY GEOGRAPHIC MARKET ($ IN MILLIONS)

Various Regions
309
South America/Central America
4,422
Africa/Middle East
4,990
Europe
10,215
Asia/Pacific
12,563
U.S./Mexico/Caribbean
50,270

FIVE-YEAR REVIEW

BUSINESS VOLUME ($ IN MILLIONS)

2005
57,444
649
2006
66,091
3,645*
2007
70,022
27*
2008
85,819
0
2009
82,769
14,850
Corporate Account
Canada Account

SHAREHOLDER'S EQUITY ($ IN MILLIONS)

2005
983
3,781
2006
983
5,003
2007
983
5,041*
2008
983
5,133*
2009
1,333
5,255*
Share Capital**
Retained Earnings

BUSINESS VOLUME BY INDUSTRY SECTOR ($ IN MILLIONS) BUSINESS VOLUME BY GEOGRAPHIC MARKET ($ IN MILLIONS) FIVE-YEAR REVIEW BUSINESS VOLUME ($ IN MILLIONS) * Includes activity pursuant to the softwood lumber deposit refund mechanism transactions. * Includes accumulated other comprehensive income/(loss). ** In late 2008, the Minister of Finance announced that EDC would receive a $350 million injection of new capital in exchange for 3.5 million shares with a par value of $100 each. The additional capital increased EDC’s credit capacity during this period of global economic uncertainty. The $350 million was received from the Government of Canada in January 2009.
EDC ANNUAL REPORT 2009      3

MESSAGE FROM THE CHAIR
Out of Adversity Comes
     Greater Cooperation
In the face of the vexing challenges of 2009, I was struck by the key players coming together so quickly to lend support to many Canadian businesses. EDC, the Government of Canada and the private financial sector collaborated in a way unseen in other countries. No new institution had to be created, no complicated new processes. EDC already had in place the financial solutions and relationships to get right to work with the public and private sectors tackling credit problems.
     Underlying such collaboration is trust.
EDC ranked as most-trusted financial institution
Canadian companies expect EDC to help them take advantage of trade and investment opportunities, be responsive to their needs and provide consistently reliable service. That’s what drives Canadian business’ trust in EDC, according to a 2009 online EDC research panel survey of close to 300 Canadian companies. A full three-quarters of those companies see EDC as “consistent, facilitating and responsive.” They ranked EDC as the most trusted financial institution in Canada.
     It shows. EDC was there to serve in the most turbulent year our customers ever faced. EDC’s reputation, risk management skills and financial stability have been honed over a period of 65 years. At no time since EDC’s inception have those services been in greater demand. By the government. By EDC’s financial partners. By Canadian exporters and investors.
Strong partner in Economic Action Plan
In Budget 2009, the Government of Canada turned to EDC as one of the pillars of its Economic Action Plan to deal with the severe financial volatility and economic downturn. The Plan officially took effect in March 2009, increasing EDC’s financial capacity and flexibility to serve Canadian companies abroad – and at home. This trust was reinforced by the strong endorsement of EDC’s role, in December 2009, in the government’s response to the legislative review of our mandate.
     And EDC delivered. Through the government’s Business Credit Availability Program (BCAP), Canadian banks, insurers and Business Development Bank of Canada (BDC) came together with EDC to boost credit for companies of all sizes. By year end, that translated to $2.5 billion in EDC co-financing and co-insurance. That’s a significant sum in a cash-strapped environment.
     Beyond BCAP, EDC’s partnerships with the private financial sector reached 4,920 transactions – about 10 per cent higher than in 2008. Contrast that with the fact that many financial institutions drastically reduced their loan activity early in 2009.
Serving a record number of customers
Most of all, Canadian businesses relied on EDC – 8,469 of them – a record number despite the dismal year for business in general. Notably, this includes 2,270 customers who were new to EDC or had not used our services recently. But numbers alone never tell the whole story. They don’t reveal how company leaders told EDC they had nowhere else to turn to keep their business going. Time and again our Directors heard from companies about the critical role EDC played.
     Throughout this report, you will find evidence of the trust that customers and partners placed in EDC during a troubled year. The Board’s role was to ensure that this trust was anchored by strong governance, a stable financial foundation and sound strategies. As part of this process, we contributed to EDC’s regular communications with the government, amplified in 2009 to ensure that EDC was aligned with domestic stimulus activities and the broader trade agenda.
     The Board of Directors took extra care in 2009 to share insights from our diverse walks of commercial life – much-needed street-based intelligence when times are so tough. These perspectives contributed to EDC’s response to the economic “tsunami” and development of our 2010–2014 Corporate Plan.
Planning new ways to grow Canada’s exports and investments
We also met with EDC’s executive team in June for a unique offsite strategy session. We challenged them to envision EDC’s long-term role serving Canadian business, well beyond its two-year expanded domestic mandate. And we asked them to find bold new ways to help grow Canada’s exports and investments. It’s what the “development” in EDC is all about. We’ll continue these strategic discussions this year and our customers will begin to see the results.
4     A TRUSTED PARTNER IN TROUBLED TIMES

Photo: Martin Lipman

Canadian companies expect EDC
to help them take advantage of
trade and investment opportunities,
be responsive to their needs and
provide consistently reliable service.

Reaching out to the public
As Chair of the Board, I had the pleasure of hosting EDC’s Annual Meeting with one of our key trade association partners, Canadian Manufacturers and Exporters (CME), in Mississauga, Ontario. Our common audience learned how EDC was helping companies get through the recession. In return, the Board and EDC’s executive team got a better sense of what was on the public’s mind concerning EDC. The event will return to Ottawa this year and be webcast across Canada again.
     As EDC continues to help move Canada’s economy into a sustainable recovery, I want to pay tribute to the guidance and contributions made by each of our Board members. Joining us in 2009 are two highly experienced Canadians: Jacques Boivin of Quebec and Herbert Clarke of Newfoundland and Labrador. I also want to extend warm thanks and appreciation to Margriet Zwarts, Jocelyne Landry and P. Mario Charpentier, who all retired from the Board of Directors last year. Past and present members alike, they each build on the trusted relationship that exists between the Board and EDC’s management.
     It is also worth repeating the confidence placed in EDC by the government and the Minister of International Trade, Stockwell Day, during 2009. We greatly appreciate their trust and support.
Building on a culture of trust
Organizations that inspire trust in others tend to have a culture of trust and collaboration at home. That’s evident at EDC – especially in President and CEO Eric Siegel and his management team who adroitly steered EDC through such trying times, and in all of EDC’s professionals and support staff who worked more closely than ever to help solve their customers’ problems. On behalf of the Board, I commend their agile handling of the past year’s unique set of challenges and added pressures. I’m proud that EDC was named one of Canada’s top 100 employers in 2009, for the ninth year in a row. That honour has to be hard-earned every year.
     I speak for the whole Board when I say we are proud to be associated with such a fine organization as EDC. We are convinced that EDC is well positioned to play an even bigger role in Canada’s recovery in 2010 and we are excited to take part in the journey.

Jim Dinning
CHAIR
EDC ANNUAL REPORT 2009      5

MESSAGE TO THE SHAREHOLDER
A Trusted Partner
     in Troubled Times
The credit crunch wrought havoc on the global economy in 2009 with Canadian companies being hit just as hard as their international competitors, partners, and customers. The impact was particularly harsh on Canadian exporters who saw their sales plummet 24 per cent, the worst drop since 1946.
     Canadian exporters and investors called upon us to do more to help them and we did, through greater collaboration with the foreign customers of Canadian exporters, with our counterparts at private financial institutions and with our shareholder, the Government of Canada.
     I believe we are making a major contribution in all of these relationships because our experience and expertise ensures we are a credible source of advice on trade, and because we are meeting the sharp increase in demand efficiently and reliably. As well, we are intimately aware of the complex challenges facing some of our customers and responding with solutions that help them to prevail. We are a trusted partner when they need us most.
We served a record number of customers
The recession and credit crunch constrained the capacity of financial institutions to support Canadian companies, triggering a surge in demand for our financial assistance from the last quarter of 2008 and throughout 2009. More customers used EDC’s services than ever in 2009, and deepening our understanding of their needs is one of our priorities for 2010.
     Demand increased from companies in all sectors and of all sizes and was strongest in our credit insurance programs, where the volume of activity far exceeded our predictions. For example, in the auto sector alone, we provided more than $4.5 billion in critical support to hundreds of Canadian-based suppliers, including $3.2 billion in Accounts Receivable Insurance. We also administered an additional $628 million in Accounts Receivable Insurance under Canada Account on behalf of the Government of Canada for suppliers to North American automakers undergoing bankruptcy and restructuring proceedings.
We added $2.5 billion in credit capacity to Canada’s financial system
When the Government of Canada asked us to undertake a two-year expanded mandate to increase the availability of credit to Canadian businesses during the credit crunch, we were able to do so quickly through our partnerships. Working closely with Canadian banks, credit insurers and sureties, we increased their capacity to serve Canadian businesses during the downturn, adding $2.5 billion in credit to the Canadian domestic market when it was needed most. This initiative directly aided 208 companies with their business in Canada during 2009, and we will continue to fill credit gaps in support of domestic transactions for the duration of our domestic mandate.
We are leaner and quicker to respond
Like many of our customers, we have embraced continuous improvement in our productivity and levels of service. Meeting the high demand of 2009 was made easier by the fact that we are more efficient, and have focused more of our talent, knowledge and energy where it belongs – on our customers. We are applying the Lean process methodology across the corporation to make sure activities that impact customers contribute value to them. Lean initiatives in loan transactions reduced turnaround times and that experience, along with customer feedback, is guiding us as we apply Lean to other programs, including the national launch in 2009 of a Lean initiative in contract insurance and bonding. I would like to thank EDC employees for embracing these changes during a demanding time when they faced a large number of complex transactions, including administering a higher than normal volume of business under Canada Account on behalf of the Government of Canada.
     We are also becoming more standardized and predictable in how we serve and communicate with our customers, so that our interactions bring them valuable information and solutions. We measure our progress in these areas by asking customers how likely they are to recommend us to a colleague who is also an exporter. I am very proud of the fact that, despite the pressures on EDC and our customers in 2009, we increased our score from last year and our result is on par with the most respected corporations in North America. That being said, we will continue to strive to improve our service delivery in 2010.
Our business model was endorsed by the Government
The Government of Canada’s strong endorsement of EDC’s mandate and business model during a review of our legislation, the Export Development Act, which concluded in 2009, was very gratifying to me and all my EDC
6     A TRUSTED PARTNER IN TROUBLED TIMES

Photo: Martin Lipman
Being a trusted partner
includes being available to
serve our customers where
they conduct their business.

colleagues. The government noted that we are playing a critical role in facilitating Canada’s capacity to compete and succeed internationally. I look forward to changes to our Act that will continue to advance our role. Our effectiveness, sound management and governance were also noted by the Auditor General of Canada in her report on a special examination of EDC concluded in 2009.
We carry out our mandate in a socially responsible manner
We are committed to facilitating Canada’s international trade in a socially responsible manner and supporting our customers and partners in doing likewise. CSR issues often converge around environmental concerns which we address through our environmental policy and related procedures. A review of our Environmental Policy and our Environmental Review Directive, completed by the Auditor General of Canada in 2009, found that EDC’s environmental processes are aligned with international practices. Increasingly, corporations are dealing with issues arising from the intersection of business and human rights, and we continued to support and participate in conferences where best practices are being developed. We also launched a four-year community investment partnership with CARE Canada to help develop small businesses in various emerging markets where CARE has a presence.
We are expanding our network, in Canada and internationally
Being a trusted partner includes being available to serve our customers where they conduct their business. We continued to expand our regional presence in Canada, bringing our services closer to the exporting community and to our strategic partners clustered in various regions. We also grew our international network with a new permanent representative established in Lima, Peru to serve exporters to the Andean region.
     While visiting several of the emerging markets where we have permanent representatives in 2009, meeting local business and political leaders, and meeting our customers, I was greatly encouraged by the dynamism and continued growth of these markets. We will further expand our international network of representatives in 2010 to make sure we are doing everything we can to connect Canadian companies to these opportunities.
Our capacity to help companies is growing
The increased demand for EDC’s assistance in 2009 contributed to us meeting or exceeding our targets for several of our business results in 2009. We exceeded our performance target for business conducted in partnership with Canadian banks, sureties and other financial institutions worldwide by 11 per cent, for a total of $16.9 billion. Our total business volume, $82.8 billion, was five per cent higher than we expected.
     Emerging markets business volumes reached $18.7 billion, 19 per cent lower than we expected. We facilitated 23 per cent more foreign investment transactions than our target, at 494, while the value of those investment transactions was 14 per cent lower than expected.
     We achieved a net income of $258 million and that, together with our capital base and sound financial management, gives us the capacity to continue increasing our support to Canadian exporters and investors, and to Canada as a trading nation. We intend to make the most of that capacity.

Eric D. Siegel
PRESIDENT AND CEO
EDC ANNUAL REPORT 2009     7

MESSAGE FROM THE CHIEF ECONOMIST
The Recession of 2009
Gloom was already descending on the world economy as 2009 began. Weeks earlier, world financial markets came perilously close to seizing up. Confidence was badly shaken, and output was in the middle of a dramatic, six-month plunge. Suddenly, the general perception of risk went from a consideration to a major focus, and the global outlook darkened. International commerce felt the impact of weaker demand and the cash crunch at the same time, erasing one-fifth of global trade. No economy or industry was immune from the resulting consequences. Even fast-paced emerging economies felt the shock of the global recession.
     Canada was deeply affected by the swift turn of events, despite a relatively strong domestic market and a banking system that was largely untainted by the toxic assets. As a trading nation, Canada’s troubles were mostly imported from the rest of the world, and the effects were immediate. Lower global demand and precipitous drops in commodity prices cut total exports by a shocking 24 per cent, six times larger than any annual decline on recent record.
An abrupt end to a long growth cycle
The speed and suddenness of the global recoil was jarring, but the correction was overdue. Although there were brief interruptions, the global economy had essentially been in growth mode for 16 years. That’s an extraordinary streak, about twice the length of a normal cycle. All growth cycles give rise to excessive economic activity in their latter stages, but this prolonged cycle produced the massive bubble of excess that ultimately led to the recession.
     Evidence of excess was more obvious in Western consumer markets, but the effects were global. The last growth cycle was accompanied by an exponential increase in computing and communication technology, which vastly expanded the reach and intensity of global trade. In less than two decades, pan-global trade as a share of GDP rose from the 35–40 per cent range to almost 65 per cent, a stunning change. This new global integration of commerce ensured that the late-cycle excesses were exported everywhere. Consumer excesses in certain markets became production excesses in others, and the recession has forced all countries and industries to adjust.
Bank lending and consumer spending drop
Adjustment on the scale required was not going to happen overnight. Consumers around the world reduced household spending immediately. Even U.S. consumers swiftly increased their personal savings rates from less than one per cent to almost six per cent by mid-year. At the same time, financial institutions hampered by losses on toxic assets shored up their capital bases by tightening lending significantly. Businesses were forced to rationalize as orders dried up.
Government stimulus starts the turnaround
Policymakers around the world leapt into action. In an extraordinary show of solidarity, central banks around the world slashed interest rates. Substantial fiscal stimulus plans were announced the world over, and in short order Organisation for Economic Co-operation and Development nations were nursing their flagging economies to the collective tune of 3.9 per cent of GDP. Even emerging markets began injecting cash into their economies. Stimulus plans took time to implement, but the effect on confidence and the provision of liquidity was quick and clear, especially among exporters in the infrastructure, communications technology and engineering services sectors.
     Halfway through the year, the mood changed distinctly. Stock markets had rallied, even if only partially. Big banks were posting profits. GDP was no longer in freefall, and even grew modestly in some cases. Inflation concerns began to appear. However, the mood shift was not about rebound or recovery, but about finding a foothold. Alarm and panic were replaced by a broad sense of relief.
     True recovery still eluded us at year end. Overall activity closed the year well below previous peak levels, and growth remained modest. Consumers were paying off their debts instead of spending, and businesses were still rationalizing their operations.
Hurdles on the road to recovery
Although key challenges are now behind us, the global economy still faces significant hurdles on the road to recovery. First, those huge pre-recession excesses still need to be worked off. The process is well underway, but it will likely be mid-2010 before the world is back in
8     A TRUSTED PARTNER IN TROUBLED TIMES

Photo: Martin Lipman
As a trading nation, Canada’s
troubles were mostly imported
from the rest of the world, and
the effects were immediate.

balance, setting the stage for a fourth quarter recovery. Canadian exporters seem to have embraced this potential recovery with a record increase in EDC’s Trade Confidence Index survey in the fall of 2009. The zone of uncertainty between now and then, however, will be long enough to allow remaining hurdles to trip up the progress so far.
Challenges ahead for western banks
The second critical hurdle is the state of financial institutions. Severely impacted early in the down-cycle, large Western institutions are still relying on heavy public support. Withdrawal of this support will have to be orderly to ensure the return to true health, but will likely be complicated by the credit cycle. Unemployment may have peaked, but the personal and business credit defaults that normally follow behind movements in the unemployment rate are only now beginning to crest. At the same time, defaults on commercial real estate ventures – which have lagged behind the economic cycle – are still to hit their peak. This will test Western financial institutions in the first half of 2010, as will exposures to countries whose credit conditions continue to deteriorate.
The impact of fiscal stimulus
Fiscal stimulus is a third hurdle. Although its positive effects are diverse, stimulus only contributes to bottom-line growth when it is ramping up. The growth phase of stimulus plans can be relatively short, ranging between two and three quarters. The danger is the ramp-up could end before true recovery begins, creating a potential hiatus in growth.
     Further threats include inflation fears, which are largely unfounded, and protectionism, talk of which began to appear early in the recession. Thankfully, protectionist rhetoric seems to have remained just that, and the intensity of the discourse seems to have faded. Finally, asset price bubbles remain a final potential threat. Liquidity seems to have found its way into prices of key commodities, sending them far higher than current activity would seem to warrant. This suggests the possibility of further volatility ahead of a convincing global rebound.
Modest growth in 2010
EDC’s current Global Export Forecast calls for the world economy to rise by a modest 3.2 per cent in 2010, which does not meet the definition of typical recovery-style growth. Canada’s economy sustained an estimated 2.5 per cent contraction in 2009, and this year is expected to see tepid growth in the 2 per cent range.
     On the bright side, world growth is expected to accelerate through year end 2010, good news for Canadian exporters. This will set the stage for a more substantial gain in 2011, heralding the beginning of what should be a promising global growth cycle.

Peter G. Hall
VICE-PRESIDENT AND CHIEF ECONOMIST
EDC ANNUAL REPORT 2009     9

EDC’S TEMPORARY
     DOMESTIC MANDATE

Photo: © iStock

The Government authorized EDC to
do more for Canadian companies at
home through a two-year temporary
expansion of our mandate to support
domestic business.

To help the Canadian economy through the recent downturn, the Government of Canada introduced measures to reduce the impact of the credit crunch through Budget 2009: Canada’s Economic Action Plan. As part of this plan, the Government authorized EDC to do more for Canadian companies at home through a two-year temporary expansion of our mandate to support domestic business. We were tasked with putting more credit into Canada’s financial system to help viable but struggling, trade-related Canadian companies.
EDC provided $2.5 billion in domestic support for 208 Canadian companies in 2009.
How did EDC deploy its Domestic Powers?
When these new domestic powers came into effect on March 12, 2009, we had to act quickly to add credit capacity to the system in a manner that would complement – rather than compete with – the services provided by the private sector.
     Fortunately, our expertise in managing risk and our relationships with Canada’s private sector financial institutions meant that much of the groundwork was already in place. EDC was able to build on these relationships to increase the private sector’s capacity to serve Canadian business during the downturn.
     EDC also appeared before several Parliamentary committees to share our expertise as the Government established measures to help companies survive the downturn.
     Through our temporary domestic powers, EDC provided $2.5 billion in support for 208 Canadian companies in 2009, 179 of which were small- or medium-sized businesses.
Filling the gaps
     Domestic financing
To increase financing available to Canadian companies, the Government of Canada created a unique program, the Business Credit Availability Program (BCAP), to identify and manage financing transactions that required additional capacity. Through BCAP, EDC and the Business Development Bank of Canada (BDC) committed to providing at least $5 billion in additional loans and other forms of credit support to Canadian companies with viable business models whose access to financing would otherwise be restricted.
     Through its role in BCAP, EDC was able to fill financing gaps primarily by participating in syndicated and club credit facilities (group loans). In most cases, EDC stepped up to add capacity when, for many reasons, one or more lenders exited a syndication. EDC also worked bilaterally with private financial institutions through risk sharing agreements that gave banks the confidence to extend more financing to Canadian businesses.
     By December 31, EDC had provided $1.7 billion in domestic financing for Canadian companies.
     Domestic credit insurance
Given that our expertise is in underwriting for international transactions, the best way to add our capacity into the domestic credit insurance market was to collaborate with Canada’s major insurance companies.
10     A TRUSTED PARTNER IN TROUBLED TIMES

     By May 2009, EDC had negotiated general re- insurance agreements with AIG Commercial Insurance Canada, Atradius, Coface, Euler Hermes Canada, Executive Risk Insurance Services and Guarantee Company of North America. Through these arrangements, EDC can provide re-insurance for Canadian companies’ domestic receivables, whereby EDC shares the risk 50:50.
     By December 31, EDC had provided $32 million in re-insurance capacity, supporting almost $103 million in sales.
     Domestic contract insurance and bonding
EDC partnered with major surety companies to provide re-insurance for surety bonds, whereby EDC and the surety would share the risk 50:50. By working with Canadian financial institutions to provide contract guarantees on behalf of Canadian companies, EDC was able to provide 100 per cent protection for the bank’s exposure – allowing banks to forego the collateral they would normally demand from a Canadian company and freeing up more capital for Canadian business.
     By December 31, EDC had underwritten $688 million in sales by Canadian companies.
EDC’s Domestic Powers at work
The temporary expansion of our mandate enabled EDC to help Canadian companies in some of the hardest hit sectors of economy.
     In addition to the $165 million in domestic support provided to companies in the auto sector, $1.27 billion went to forestry, extractive and resources companies and $525 million went to construction and infrastructure companies.
     Our domestic powers will remain in place throughout 2010, as Canada continues to emerge from the recession. On the domestic financing front, we expect that demand will be lower, as capacity returns to the markets.
     However, private lenders will remain cautious throughout the year and financial gaps will remain. In 2010, we expect to facilitate an additional $1 billion of domestic financing, $2 billion in domestic bonding and surety, and up to $1 billion in credit insurance.
     New Flyer Industries
EDC completed its first domestic financing transaction on March 17, 2009 for Winnipeg-based New Flyer Industries, one of North America’s leading manufacturers of heavy-duty buses.
     Starting in 1930 as a five-person operation, New Flyer has since grown to an international organization of about 2,400 employees. Although New Flyer had a strong business model, by March of last year it was having difficulty finding credit.
     EDC committed up to USD 40 million as part of a USD 180 million renewal of a syndicated facility (a large loan in which a group of financial institutions provide funds for one borrower) for New Flyer, along with the Bank of Nova Scotia and the Bank of Montreal. EDC’s participation in this syndicated loan meant that other lenders would incur less risk.
     The loan was structured as a three-year term, but when the economic landscape improved, other lenders became interested and EDC was able to sell its share of the loan to a private lender in January 2010.
     In this case, EDC was able to complement the private sector by adding credit where necessary, then step away when it was no longer needed; all without impinging on the position of the private sector.
Photo: Courtesy of New Flyer Industries
EDC committed up to USD 40 million as part of a USD 180 million renewal of a syndicated facility for New Flyer.
EDC ANNUAL REPORT 2009     11

Photo: Courtesy of Clearwater Seafoods
EDC provided Clearwater with short-term financing of up to $15 million under our new domestic mandate.
“Under normal circumstances, one lender would not have been hard to replace. The credit crunch changed those dynamics.”
Colin MacDonald
Chairman and CEO, Clearwater Seafoods
     Clearwater Seafoods
Nova Scotia-based Clearwater Seafoods sells over 85 per cent of its premium lobster and other shellfish abroad. But well before the financial crisis hit, the high Canadian dollar and sluggish U.S. economy were already cutting into Clearwater’s sales to the United States, one of its biggest markets.
     Having embarked on a strategy to return to a private company status, the company was about to complete a new financing arrangement and had attracted all the necessary investors, when one of the key lenders went bankrupt. Given the economic environment at the time, the other partners were unable to increase their commitments to offset the shortfall.
     “Under normal circumstances, one lender would not have been hard to replace,” said Clearwater’s Chairman and CEO Colin MacDonald. “The credit crunch changed those dynamics.”
     “Clearwater is an excellent example of a strong Canadian company that could be helped by EDC’s capacity to undertake domestic financing,” noted David Surrette, EDC Regional Vice President, Atlantic Canada.
     Clearwater had been using EDC since the late 1970s for accounts receivable insurance in their foreign markets.
In May, EDC was able to step in to help the company complete a refinancing of its senior debt facilities, providing $15 million in a $60 million financing package with GE Capital, BDC and the Nova Scotia government.
     The financing provided additional capacity to Clearwater’s senior debt facilities (those lenders that take precedence) and flexibility for Clearwater’s working capital needs to ensure they could maintain an adequate level of cash on hand to carry out their operations.
     MacDonald is now optimistic about reducing the company’s debt and leveraging its financing to move forward. “We see the market gaining strength slowly,” he said. “We are also looking into a number of opportunities for adding acquisitions to our company, including additional resources in Canada and value-added production and services abroad, closer to our customer base.”
12     A TRUSTED PARTNER IN TROUBLED TIMES

MATCHING CANADIAN SUPPLY
     WITH FOREIGN DEMAND
EDC currently has representation in 14 markets around the world to help our Canadian customers capitalize on international opportunities.
Given the dwindling demand for Canadian exports and investments in 2009, especially in the collapsed U.S. market, EDC’s long-term strategy to encourage greater trade in emerging markets became more important than ever. As part of this focus, we put more effort in helping match Canadian companies with major global players in higher-growth markets and sectors.
     The groundwork began well before the recession. Since 1997, we have been establishing representations in emerging markets with the most potential for Canadian trade. We posted the latest chief representative in 2009, in Lima, Peru, bringing the total international markets where EDC is located to 14.
     As a result, we have strengthened connections with major industry players in those markets, in key sectors such as extractive, telecom and infrastructure. We cemented many of those relationships by providing loans to companies like Chile’s national copper giant Codelco and Brazil’s oil and gas conglomerate Petrobras to encourage the purchase of Canadian equipment, technology and services.
     The strategy has been working. Over the past five years, EDC’s financing to Codelco helped promote more than $750 million worth of purchases from Canada, involving more than 150 suppliers of everything from engineering services to environmental technologies.
     Alongside our financing, we keep major foreign companies apprised of Canadian capabilities, and inform our customers in Canada of foreign opportunities. This approach pulls together the market expertise, people and financial resources that can make a trade deal happen. We work closely not only with the companies who are directly involved, but also with private financial institutions in Canada and abroad, and with Canada’s Department of Foreign Affairs and International Trade (DFAIT) and its provincial counterparts.
     In 2009, this collaboration was enhanced by seven inbound and outbound trade missions – bringing in key foreign buyers or travelling abroad to meet them on their own territory – in which we played a leading role.
Photo: © Dinodia/AgeFotostock
Connecting Canadians to wireless technology demand in India
In August 2009, we helped bring 13 Canadian information and communications technology (ICT) companies to Mumbai and New Delhi, India, to meet with major industry players. The Canadian companies all specialized in WiMAX, the next generation of wireless communications technology.
     This mission also gave Canadian companies privileged access to the latest news on upcoming wireless projects in India, one of the world’s most vibrant economies – and one of the few that showed growth in 2009. The event was organized with DFAIT and the Ontario Ministry of Economic Development and Trade.
EDC helps match Canadian companies with major foreign buyers in high-growth markets and sectors.
EDC ANNUAL REPORT 2009     13

Steering Mexico’s Metalsa to Canadian auto parts makers
In the fall, EDC invited Metalsa – one of Mexico’s leading full service suppliers of structural components to the North American truck industry – to Ontario’s automotive heartland. We organized a presentation for more than 100 Canadian companies, one-on-one meetings with 25 of them selected by Metalsa, and eight plant visits in Windsor, Oakville and Mississauga.
     We have been building our relationship with Metalsa since 2003, participating in three syndicated loans to the company since that time. This has led to purchases of up to USD 15 million from Canadian suppliers every year. The latest matchmaking event was invaluable for mid-sized and smaller firms, which would otherwise have difficulty setting up their own face-to-face meetings with Metalsa’s procurement representatives.
EDC organized a presentation for more
than 100 Canadian companies,
one-on-one meetings with 25 of them
selected by Metalsa.
Photo: Courtesy of Metalsa

Mining opportunities in Chile are on the rise as Codelco carries out plans to invest some USD 11 billion to expand its copper and other metal production.
Photo: Courtesy of Codelco

Bringing Chile’s Codelco to Canadian mining suppliers

Mining opportunities in Chile are on the rise as Codelco carries out plans to invest some USD 11 billion to expand its copper and other metal production.
     To encourage the copper giant to consider Canadian suppliers, in September EDC concluded the third in a series of loans to Codelco since 2004, this one for USD 200 million.
     Later that fall, we then invited Codelco leaders to Canada to meet with key mining equipment and engineering service suppliers who are EDC customers.
     Both the loans and visits are pivotal elements in our long-standing relationship with Chile’s copper giant – one that has been fruitful for our customers and has served as a model for our relationships with other major foreign companies.
14     A TRUSTED PARTNER IN TROUBLED TIMES

Photo: Courtesy of Petrobras
Largest-ever Petrobras delegation comes to Canada
“This was one of the best trade missions we’ve participated in, given the good quality of the Canadian companies we met and the excellent organization of the mission.”
Almir Barbassa
Petrobras CFO
Brazil’s national oil and gas corporation, Petrobras, is the world’s third largest by market value. Since 1994, EDC has enhanced Petrobras’s knowledge about Canadian oil and gas expertise and provided financing at critical stages of the company’s development. Steadily, we encouraged the Brazilian firm to tap into a growing number of Canadian equipment, technology and service suppliers.
     Fewer than 10 Canadian companies were doing business with the oil and gas giant in 2000. Today, that figure is more than 60, bringing home an annual average of USD 85 million in business.
     In its 2009–2013 plan, Petrobras dedicated close to USD 175 billion in investments in the oil and gas industry, mostly in Brazil. This included the exploitation of its vast Pre-Salt offshore reserves, discovered in 2007 and harbouring one of the biggest oil and natural gas volumes in the world.
     In the fall of 2009, we worked closely with DFAIT to organize a major inbound trade mission bringing Petrobras leaders to Halifax and Calgary, following a USD 500 million EDC loan, signed in December 2008. EDC expects that the company’s purchases from Canada will reach or exceed the value of the loan within the first five to seven years of the 12-year term.
     This was the largest such mission we helped organize, giving our exporters privileged access to senior Petrobras decision-makers and their key suppliers. This mission was also unique in that it brought in not only eight senior representatives from Petrobras, but also 22 from its Brazilian suppliers. These participants were introduced to some 225 Canadian companies – 140 from Western Canada, and 85 companies based in Atlantic Canada. Several firms from Quebec and Ontario also joined the events in Halifax.
     Petrobras has one platform for now operating in the Pre-Salt area, but will need 10 new platforms by 2016. Which is why they came to Canada – to find innovative companies who can supply their off-shore needs and partner with Brazilian suppliers to help increase their capacity through new technologies and expertise.
EDC ANNUAL REPORT 2009     15

OPERATING PRINCIPLES
RESPECTING INTERNATIONAL AGREEMENTS
We conduct our business in a manner that respects applicable international agreements to which Canada is a party; that is consistent with our Corporate Social Responsibility commitments; and that ensures the sound financial management of our activities.
EDC supports business in up to 200 markets on terms that are consistent with and respectful of Canada’s international obligations related to trade. These include the World Trade Organization’s (WTO) Agreement on Subsidies and Countervailing Measures and the Organisation for Economic Co-operation and Development’s Arrangement on Officially Supported Export Credits (OECD Arrangement).
OECD Arrangement on Officially Supported Export Credits
We remain actively involved in OECD discussions related to the monitoring and implementation of the OECD Arrangement on Officially Supported Export Credits. The OECD Arrangement and its related Sector Understandings aim to provide for a level playing field and work toward eliminating subsidies and trade distortions related to officially supported export credits. In 2009, we continued to play a key role in the negotiation of a buyer risk premium regime at the OECD Working Group on Premium. Final agreement on a new comprehensive package was achieved early in February 2010, and implementation is scheduled for 2011. The agreement will provide a more level playing field for our exporters. This is critical in times of financial instability where officially supported export credits are playing an increasingly important role in supporting international trade flows.
OECD Sector Understanding on Export Credits for Civil Aircraft
In 2009, we marked the second year of implementation of the OECD Sector Understanding on Export Credits for Civil Aircraft under the OECD Arrangement. We also remained actively involved in the monitoring and implementation of this important agreement. Several issues arising from the financial crisis and from the ongoing evolution of the aircraft sector prompted participants to initiate a comprehensive review of the Sector Understanding. This began in February 2010. The aim of the review is to further harmonize the terms and conditions available and to bolster transparency, confidence, and reliability related to ECA financing for this strategic sector of international trade.
Sector Understandings on Export Credits for Nuclear Power Plants and Renewable Energy
Changes to the Sector Understanding on Export Credits for Nuclear Power Plants (NSU) were adopted in 2009 under the OECD Arrangement, offering expanded financial terms for projects in this sector. In parallel, similar financial conditions were adopted under the OECD Sector Understanding on Renewable Energy and Water Projects (REWSU). An extended review of this Sector Understanding is currently underway with the aim of addressing the challenges related to climate change mitigation. We were instrumental in these 2009 reviews and continue to play an active role in the REWSU discussions, with the goal of speeding up the deployment of sustainable projects in a manner that respects international agreements.
Common Approaches on the Environment
We are also participating in the review of the 2007 Revised Council Recommendation on Common Approaches on the Environment and Officially Supported Export Credits, which establishes environmental and social requirements for officially supported export transactions. The review considers whether the objectives of the Recommendation have been met, what related developments have taken place since 2007, and the experience of implementing the 2007 Recommendation. This review was launched in late 2009 and is scheduled for completion in November 2010. It will include consultation with stakeholder groups, including non-OECD export credit agencies.
OECD Recommendation on Bribery
As a member of the OECD Export Credit Group, we participate in the ongoing monitoring and reporting on the implementation of the OECD Recommendation on Bribery in Officially Supported Export Credits. This Recommendation strengthens international efforts to combat bribery in export contracts. It also supports Canada’s commitment to combat bribery in international transactions as per the OECD’s 1997 Convention on Combating Bribery of Foreign Public Officials in International Transactions.
Berne Union
We are a member of the Berne Union, whose mandate is to foster international acceptance of sound principles of export credit and foreign investment insurance. The Berne Union’s export credit agency members have responded to recent economic challenges by adding capacity to support trade finance, increasing the percentage of cover provided, supporting the working capital needs of exporters, and providing liquidity to exporters through various other measures.
16     A TRUSTED PARTNER IN TROUBLED TIMES

CORPORATE SOCIAL RESPONSIBILITY

At EDC, Corporate Social Responsibility (CSR) is an operating principle that guides all of our business decisions and enables us to build public confidence and trust in what we do to facilitate Canada’s international trade.
In 2009, we focused on developing a new strategic framework for our CSR initiatives. This included undertaking a thorough examination of our objectives and performance on climate change, combating corruption and human rights.
Human Rights
Following up on our 2008 commitment to formalize our human rights assessment process, we developed a transaction classification system that helps us determine the likely level of human rights due diligence needed for a transaction. This process helps us to clearly communicate our expectations surrounding human rights to our customers, and how we can work with companies to support their risk management in this area.
     We also co-sponsored a workshop convened by Osgoode Hall Law School and United Nations Special Representative for Business and Human Rights John Ruggie, which considered how corporate law might take into account the human rights implications of business activities, specifically incorporation and listing, directors’ duties, reporting, and stakeholder engagement.
Review of EDC’s environmental policy
In 2009, we began a review of our Environmental Policy. This policy outlines the environmental review processes that we apply to transactions to ensure we fulfill our commitments related to environmental sustainability.
     The review included an extensive stakeholder engagement process on issues such as project benchmarking standards, community engagement, project conditions and monitoring, disclosure practices, climate change and EDC’s environmental footprint.
     These stakeholders included EDC customers, Environment Canada and Natural Resources Canada as well as non-governmental organizations, such as Kairos, Transparency International, Pollution Probe and the Halifax Initiative. We also consulted the Mining Association of Canada and the Pembina Institute.
     Through these consultations we received recommendations calling for more clarity on how we incorporate social issues into environmental reviews. After a thorough review and consideration of this feedback, EDC will be issuing a revised policy in 2010. We will also develop a climate change strategy to include a methodology to measure the greenhouse gas emissions of our lending portfolio.
     Independent of EDC’s review, the Auditor General of Canada also conducted a review of our Environmental Review Directive in 2009. While the report asked that we improve our external performance measures and reporting, it also indicated that our environmental processes reflect international practices and that we continuously monitor environmental policy trends and that our policies and procedures are suitably designed and generally consistent with those of other G7 countries and OECD standards. It was also noted that our practices form a sound framework to manage our CSR commitments.
Engaging with stakeholders
Engaging with stakeholders is a critical component to our CSR efforts. This includes our CSR Advisory Council, which played a pivotal role in advancing our CSR practices throughout 2009. Throughout the year, the Advisory Council, comprised of accomplished Canadians with diverse backgrounds representing the private sector, academia and civil society, guided us on best practices on key CSR issues, such as human rights, the review of our environmental policy, support for environmental technologies and CSR practices in emerging markets.
Conducting business in an ethical manner
Our Code of Business Ethics and Code of Conduct guide the actions of our employees, officers and directors to ensure we continue to live up to EDC’s reputation as an ethical organization. The codes define EDC’s obligation to ethical business conduct; the environment; prohibitions against bribery and corruption; promoting the protection of human rights; avoiding conflicts of interest; and maintaining confidentiality of information. We require that directors and employees be familiar with and adhere to the standard of conduct reflected in the Code of Conduct and sign an annual Statement of Compliance to this effect.
     Launched on the occasion of the U.N. Anti- Corruption Day, EDC raised customer awareness of the risks of bribery in international business transactions by developing an online tool on the risks and measures to detect and deter bribery, which is available on our website.
EDC ANNUAL REPORT 2009     17

Photo: Tim Steed

EDC and CARE Canada
are working together to
help small entrepreneurs
in emerging markets to
make their businesses
more efficient and
profitable.

Two EDC volunteers spent four months in Peru, lending their expertise to several small agricultural businesses.
Partnership with CARE Canada
EDC is increasing its efforts to engage with local communities in those emerging markets where Canadian companies are doing more business. In 2009 EDC and CARE Canada set up a joint Global Community Investment Initiative. For each year of this four-year program, EDC will invest $170,000 and assign our staff to various CARE enterprise projects around the world.
     For the first project, EDC volunteers Tim Steed and Marie-Eve Lacasse spent May to August 2009 in Peru, lending their entrepreneurial expertise to small agricultural businesses. Reporting to the Economic Development Coordinator for CARE Peru, they worked within CARE’s Productivity Development Program, which supports local business initiatives as a means to reduce poverty in the region. Steed and Lacasse worked with six micro-businesses, primarily farmers and agricultural co-operatives.
     Their objective was to coach these companies on how to develop their businesses, capitalize on opportunities and increase profitability. We believe that our participation in such projects will contribute significantly to local prosperity and the alleviation of poverty.
     “EDC’s volunteers provided entrepreneurial expertise that made a solid and viable contribution to the development of these small, rural businesses,” said Alejandro Rojas, Economic Development Coordinator for CARE Peru. “The knowledge they transferred to these family and group enterprises will certainly strengthen their efforts moving forward.
     “Forming a partnership with EDC here in Canada has proven to be a great way to deliver valuable and needed support to our partners in Peru – providing real expertise to help solve business problems faced on the ground,” he said.
Transparency
We disclose a wide range of information on our services, programs and activities. This information is publicly accessible through our website, publications, correspondence and an ongoing program of consultation and engagement with customers, partners and stakeholders.
     Under our Disclosure Policy, we proactively provide details on our Category A projects (those likely to have significant, adverse environmental impacts), as well as environmental information for Category B projects (projects that are less likely to have adverse affects), such as the type of information we review and the environmental standards we apply. For information on EDC’s disclosure practices and the disclosure of transactions, visit www.edc.ca/disclosure.
18     A TRUSTED PARTNER IN TROUBLED TIMES

     The Access to Information Act (ATIA) provides access to all information under the control of EDC. Although all information is accessible by the public, there are specific exemptions under the ATIA that will allow protection from disclosure of certain types of information. In 2009, EDC processed 51 access to information related requests.
     As well, EDC produces an Annual Corporate Social Responsibility Report, available at www.edc.ca/csr.
EDC’s commitment to the community
In 2009, EDC supported employees’ efforts in the Government of Canada Workplace Charitable Campaign, which raised $225,495. Employees also participated in the United Way Day of Caring™, by volunteering in local community development activities.
Youth education
Youth education is a key strategy of EDC’s Community Investment. In partnership with Canadian educational institutions and key stakeholders, EDC’s Youth Education Program creates learning opportunities for Canadian university students in international business and trade. In 2009, we awarded 30 international business scholarships, 25 of which went to undergraduate university students pursuing a career or furthering their studies in international business, and 5 additional scholarships to students enrolled in combined studies in business with sustainable management or environmental studies. Also, as part of our partnership with the University of Waterloo, Olaf Weber was recruited to EDC’s Environmental Finance research Chair at the University’s School of Environment, Enterprise and Development (SEED).

SOUND FINANCIAL MANAGEMENT

*	In 2010 the Efficiency Ratio replaces the Gross Efficiency Ratio to take into account the impact of the Canada Account Administrative Expense Recovery.
Through sound financial management, we ensure that we have an adequate capital base to fulfill our mandate now and in the future. Operating on a self-sustaining basis with no annual appropriations from Parliament, we achieve self-sustainability by obtaining adequate return for risks taken, containing costs and appropriately managing risk.
     This approach has enabled us to support almost $853 billion in exports and investments from the $1.3 billion in share capital invested in the Corporation by the Government of Canada since 1944.
     We track our financial performance in three key performance measures: net income, return on equity and gross efficiency ratio.
     Net income in 2009 was $258 million, an increase of $110 million over the 2009 Corporate Plan, mainly due to higher net financing and investment income primarily as a result of a lower cost of funds. This was partially offset by higher than planned claims-related expenses largely due to the global recession.
     Return on Equity of 3.9 per cent was higher than the Corporate Plan, due to higher than planned net income, partially offset by the increase to shareholder’s equity. In January 2009 EDC received a $350 million injection of new capital from the Government of Canada in exchange for 3.5 million shares with a par value of $100 each. The gross efficiency ratio was 23.5 per cent, more favourable than the Corporate Plan of 27.6 per cent due to lower administrative expenses and higher net revenue.
EDC ANNUAL REPORT 2009     19

PERFORMANCE VS OBJECTIVES
1. CONNECTING WITH EXPORTERS AND INVESTORS

*	Net Promoter, Net Promoter Score, and NPS are trademarks of Satmetrix Systems, Inc., Bain & Company, Inc., and Fred Reichheld. The 2008 result has been restated to permit an accurate year-to-year comparison, as EDC improved the methodology used to calculate the NPS to ensure it more accurately represents the opinions of our overall customer population.
Helping our customers in tough times
Throughout 2009, increased risk, constrained credit and plunging sales impacted businesses in every sector and market.
     EDC was able to step up to meet this challenge as 8,469 companies turned to us for assistance, exceeding our target for customers served.
     While we stepped up our efforts to communicate to existing customers all the ways we can help them expand their international sales and investments, we were not able to achieve our target for multiple program users. The number of customers using more than one EDC product grew by about six per cent, which, although short of our objective, still represents a positive outcome, particularly given the economic challenges of 2009.
Strengthening our representation at home and abroad
To support our goal of creating strong relationships with foreign buyers, EDC continues to expand its representations in the world’s fastest growing markets. Our representatives in these markets play a key role in developing in-market expertise, creating strong ties with foreign borrowers, lenders and buyers, and anticipating opportunities for Canadian businesses. On these initiatives, we work closely with Canada’s Trade Commissioner Service.
     In 2009, we opened a new representation in Lima, Peru, our fourth in Latin America. Lima joins Mumbai, New Delhi, Beijing, Shanghai, Singapore, Moscow, Warsaw, Abu Dhabi, Rio de Janeiro, São Paulo, Santiago, Mexico City, and Monterrey as a site of permanent EDC representation.
     In its response to EDC’s latest legislative review, the Government of Canada indicated that it will provide EDC with the legislative authority to open stand-alone foreign offices, thereby allowing us to continue our strategy of opening new international representations in high-growth markets and providing Canadian companies with greater access to our services internationally.
     Looking ahead to 2010, we plan to open new representations in Istanbul, Panama City and Dusseldorf. Turkey is a market that is growing rapidly thanks to its unique position as a trade hub between Europe and the Middle-East. Our Chief Representative in Panama will cover the Central American and Caribbean Region, while our representation in Dusseldorf will help Canadian companies access the global supply chains of multinational companies throughout Western Europe.
     Here at home, we opened new offices in Ville Saint-Laurent and Drummondville in 2009, to better serve the exporting community, our strategic partners clustered in these regions as well as many of our commercial partners, such as the Business Development Bank of Canada, Investissement Québec, FTQ Pension Fund and many Canadian banks.
     These offices are part of a network of 17 offices across Canada with more than 100 staff outside of Ottawa. These include account managers who gather market and sector intelligence and relay customer needs back to corporate headquarters. As well, we have regional underwriters providing credit insurance, bonding and financing services on location in Montreal, Halifax, Vancouver, Mississauga and Toronto.
Working in partnership to deliver solutions
Following the Government’s decision to expand our ability to apply our solutions domestically, we partnered with BDC and the private sector to create the Business Credit Availability Program (BCAP). Through this program, EDC provided $2.5 billion in financial support to 208 companies, including 179 SMEs.
     Building on our engagement through BCAP, EDC and BDC are also formalizing a cross-referral system and increasing the number of joint customer events across the country. In 2009, EDC and BDC conducted 88 referrals and hosted more than 9 joint customer events. This will continue to be a priority in 2010.
20     A TRUSTED PARTNER IN TROUBLED TIMES

Photo: © moodboard/Corbis
Connecting with exporters and investors means
doing everything we can for our customers when
times are tough, helping them to weather the
storm using all of our market knowledge and
financial and risk management expertise.

     We also worked to strengthen our public-sector partnerships by engaging with DFAIT’s Trade Commissioner Service to provide targeted training on our products and services to Trade Commissioners. As well, we undertook a job-shadowing program with staff employed in Canadian missions abroad to help us gain a deeper understanding of the daily roles and responsibilities of Trade Commissioners and how we can position ourselves to be an effective partner.
Offering value to our customers
In 2008, we introduced a new performance measurement: the Net Promoter Score (NPS), which measures the likelihood that our customers would recommend EDC to other businesses. The NPS score provides insight into how well we are connecting with customers and how they perceive the value that we bring to their business.
     This year, despite the difficulties facing Canadian trade, our NPS reached 68.6, slightly below our target range. The NPS for Small Business climbed six percentage points, largely due to our initiative in calling each of our small business customers outside of normal business interactions to see what other support we could offer. Our Financing team also saw NPS scores improve by about six percentage points, thanks to more predictable and value-added service. We were able to do so by further implementing the Lean methodology, which helped us create efficiencies and refine processes.
     For other customer groups where scores were lower, we will be talking to them about their needs and find ways to serve them better.
     Throughout 2009, we continued to streamline business practices to increase productivity and better address customer needs promptly, with the creation of virtual teams of account managers, sector experts, underwriters and other advisors that meet daily. Building on efficiency gains in financing, we are expanding the use of Lean process methodology across the corporation. For example, in 2009, Lean initiatives were launched in Contract Insurance and Bonding.
     We also developed innovative ways to connect with customers through a series of webinars and executive webcasts, which bring EDC’s expertise, as well as that of third-party experts, to customers at no cost. Participants were able to submit questions and see them answered in real time, and the sessions are then archived for later access.
EDC representation around the world
EDC ANNUAL REPORT 2009     21

2. FACILITATING INTEGRATIVE TRADE

*	In 2008, we reported 383 investment transactions. That number was restated to 450 to account for the inclusion of offshore financial security guarantees as the product was reclassified as one which supports Canadian Direct Investments Abroad.
Maximizing opportunity in challenging times
The recession was felt throughout international markets in 2009. Declining commodity prices, the postponement of investment plans and a sharp decline in activity in the extractive sector negatively affected EDC’s business volumes in 2009.
     We facilitated a total of $82.8 billion in exports, investments and domestic business in 2009, five per cent higher than target. Given that Canadian exports fell by 24 per cent in 2009, the decrease in volume from 2008 is well within the expected range. The decline could have been much worse, but volumes were supplemented by our participation in the domestic market and a Canadian dollar that was, on average, somewhat weaker than in 2008.
     The decline was also offset by exceptionally high demand for Accounts Receivable Insurance (ARI) in the first half of the year. Given that a significant portion of Canadian trade is conducted on short-term payment terms, ARI is an important tool to help companies manage risk, free up or access working capital and offer buyers more flexible payment terms. The year-end credit insurance volume of $58.7 billion was 16 per cent higher than plan, thanks to strong growth in the first half of the year.
     Our contract insurance and bonding program also performed better than expected in most areas, aided by new domestic business resulting from our temporary powers. In fact, the year-end volume of $9.5 billion was 28 per cent higher than plan. Political risk insurance volumes reached $2.6 billion, seven per cent above plan for the year, while financing solutions experienced lower demand as companies scaled back their investment and expansion strategies, reaching $11.9 billion or 98 per cent of plan.
     In the face of 2009’s challenging circumstances, our claims and recoveries team worked with clients to help them manage their overdue receivables and mitigate their losses. The amount in claims we paid out more than doubled to $258 million from $104 million in 2008.
     Despite our focus on helping Canadian exporters diversify into emerging markets, our business volume of $18.7 billion in these markets was below our target. The recession resulted in a decreased appetite for risk, derailing investment plans and dampening demand from buyers in many emerging markets.
     However, we are now well-positioned in these markets as the recovery begins to take hold, because, unlike many other financial institutions, we continued to support exporters seeking opportunities in these higher-risk markets throughout the downturn.
     Another area of focus is encouraging Canadian Direct Investment Abroad (CDIA), which includes helping Canadian companies to invest in global supply chains, establish foreign affiliates and set up operations close to their suppliers and customers. In 2009, the uncertainty of the business environment and its impact on the extractive sector made for slightly lower volume for CDIA transactions; volume fell to $4.2 billion in 2009 from $4.7 billion last year, or 14 per cent below target.
     In terms of CDIA volume, our results for investment support were short of our target but strong against the backdrop of the global recession. However, the number
22     A TRUSTED PARTNER IN TROUBLED TIMES

of CDIA transactions we supported this year grew to 494 from 450 in 2008. These results included a significant number of mid-market companies who continue to invest abroad as part of their business strategies.
Working together from crisis to recovery
Canadian exporters and investors rely on a network of financial institutions, of which EDC is a key part. We work with the private sector in a variety of ways, including risk-sharing arrangements such as loan and contract bonding guarantees, shared financing and re-insurance arrangements.
     To further integrate our business processes with those of Canadian banks, we launched a web-based portal specifically designed for financial institutions at the end of 2009. This new tool will allow them to access our expertise quickly and easily, as well as providing them with up-to-date information regarding the coverage that they and their clients receive from us.
     Since 2003, we have tracked the amount of contracted risk assumed on behalf of financial institutions under a number of programs. These programs provide credit enhancements to banks and sureties, making it more attractive for them to extend coverage or financing to customers. One way we measure our performance on this front is through the number of partnership transactions facilitated and the total volume generated.
     We exceeded our targets for 2009 in this area, with business volume growing to $16.9 billion from $14.1 billion in 2008, and the number of partnership transactions growing to 4,920 from 4,450. Our performance under this measure benefited greatly from strong demand from our documentary credit insurance program, which provides credit risk mitigation solutions to Canadian banks to cover their foreign bank counterparty risk in trade transactions.
As the recovery begins to take hold,
EDC is well-positioned to support
Canadian exporters in high-growth
markets.
Photo: © Pete M. Wilson/Alamy
In 2009, EDC opened a new representation in Lima, Peru, its fourth in Latin America.

     Given the constrained credit market that businesses faced in 2009, our Equity Investment Program played a particularly important role in helping small- and mid-sized companies to access private equity and venture capital. Through this program, we invest both directly in small- and medium-sized Canadian companies with strong growth and export potential, and indirectly in a variety of professionally managed funds that provide mezzanine, growth and buy-out venture capital to companies. The fund investments provide our Equity Investment Program with the ability to provide additional capacity to the domestic market.
     For example, in 2009, we announced our investment in the Tandem Expansion Fund I. BDC contributed $80 million, while Teralys Capital, a private technology-focused fund and EDC each committed $75 million. This investment will support strong Canadian companies who might otherwise miss growth opportunities because of a lack of funds.
     In addition, our Equity Investment Program makes strategic investments in international funds in order to assist small- and medium-sized Canadian companies to connect with international business opportunities.
     EDC’s equity investments reached a total of $628 million in commitments in 2009, from $490 million in 2008. These include $295 million of commitments to next-generation exporters; $79 million of commitments to mid-market growth exporters; and $254 million of commitments focused on connecting with emerging markets.
EDC ANNUAL REPORT 2009     23

3.	LEVERAGING THE ORGANIZATION

*	Value for Money (VfM) — investments in IT that increase business performance. Total cost of ownership (TCO) — the costs of maintaining core business infrastructure and technology assets.

**	Measured on the climate assessment independently reported by Hay. The next biennial survey will be conducted in 2011.

***	Conference Board data for financial institutions suggests a rate of 90.4%.
Leveraging technology
Our ability to respond to increased demand and to deliver on our commitments to customers and partners is made easier by our Corporate Information Technology Strategy, which is aligned with our overall business objectives.
     Our customer relationship model and its supporting system, C3, has been a major strategic investment in recent years and is now fully on-stream. Through C3, we are better able to share customer information, strengthening our account management and internal collaboration on delivering solutions for our customers.
     We initiated a Corporate Mobility Project in 2009, refreshing our desktop hardware and software while bringing new mobile computing capabilities to all of EDC. Under this initiative, we replaced desktops with laptops while enabling the business with new collaboration tools such as instant messaging and desktop video-conferencing. Now, employees are able to connect with corporate systems, colleagues, partners and customers from virtually anywhere in the world.
     We evaluate how our information technology investments are divided between Value for Money (VfM), investments in IT which increase business performance, and Total Cost of Ownership (TCO), which are the costs of maintaining core business infrastructure and technology assets. To support our improved processes and focus on customer needs, our expenditures on VfM initiatives have been growing as a percentage of total IT investment for the last few years. The result for 2009 was 55:45.
     Value for Money investments included automating a number of EDC processes to improve our capacity to manage increased demand and to allow a more efficient and effective management of transactions and information. They also included system enhancements to support our capital management; the development of an underwriting system for contract insurance and bonding programs; a web-based debt collection service for our policyholders; and a web portal designed for bankers.
     Total Cost of Ownership investments in 2009 were primarily driven by maintaining current technologies with upgrades in office tools and various areas of our network infrastructure.
Improved Service Standards
Through ongoing research and feedback, our customers identified that strong communication and products that deliver value and predictability in their dealings with EDC are what is important to them. In 2009 we initiated a Service Standards project in order to identify, measure and deliver in these areas in line with our focus on being a trusted partner for our customers.
In 2009, EDC was named as one of Canada’s Top 100 Employers for the ninth consecutive year.
Our people
Our employees are at the centre of everything we do across Canada and around the world. In 2009, the following initiatives ensured that employees continue to be engaged, committed to better customer service, and to being a trusted partner within the marketplace.
Fostering employee engagement
Understanding that an engaged workforce is more productive, we measure employee engagement through a biennial employee survey of what drives their performance. Our 2009 survey had a favourable response rate
24      A TRUSTED PARTNER IN TROUBLED TIMES

Leveraging the organization means
making the best use of our financial
capital, technology and people to help
companies compete globally.

of more than 87 per cent and showed that EDC continues to be ranked among the top employers in the financial services industry in North America. The survey also identified areas for improvement such as the need for a greater work/life balance. Our employee retention rate was close to 93 per cent.
     A robust learning and development program contributes to employee engagement and helps to ensure our people maintain the skills and knowledge needed to help our customers. Learning & Development provided training to more participants (an 11 per cent increase and setting a new corporate mark) in fewer number of person-days in 2009 than the previous year, reflecting an updated strategy designed to streamline critical program areas and delivery approaches.
Extraordinary resourcing
An extraordinary resourcing initiative was implemented in 2009 to help us support customers during the downturn and to respond to the temporary domestic mandate given to EDC. This exercise involved reviewing more than 700 resumés, hiring 50 external resources and redeploying many employees to high-demand areas. In response to increased demand for orientation training, a new online express learning curriculum was also developed to meet the needs of these extraordinary hires.
Implementing the Employment Value Proposition
EDC developed an Employment Value Proposition (EVP) in 2008 identifying job impact, development opportunities, respect, corporate social responsibility and co-worker quality as the attributes valued by current and potential employees.
     This EVP is at the heart of our HR program development and has been used to strengthen recruitment activities, including our redesigned external career web-site, launched in January 2010.
Future of work and diversity
To maintain strong levels of retention and engagement, EDC developed a future of work strategy to support our employees of all generations, and to provide a more flexible and efficient work environment. The diversity of our workforce positions us well for continued success as a business partner and employer of choice.
One of Canada’s top employers
In 2009, EDC was named as one of Canada’s Top 100 Employers for the ninth consecutive year. This national competition, sponsored by Mediacorp Canada Inc. in partnership with Maclean’s magazine and the Globe and Mail, showcases employers who have created exceptional workplaces. For the fourth year in a row, EDC was also recognized as a Top 10 employer in the National Capital Region.
Leveraging capital during troubled times
We manage our capital with a view to provide the corporation with the flexibility to respond to the immediate needs of exporters and investors, and to ensure we build our capacity for the long term. As such, we were in a strong capital position and able to respond to increased demand heading into the turbulence of 2009.
     Our capacity was further enhanced by the Government’s investment of an additional $350 million in capital in EDC, announced in the November 2008 Economic and Fiscal Statement and received during the first quarter of 2009. These strengths enabled us to quickly fill gaps in credit-constrained capital markets and to help Canadian banks, private insurers and sureties to stand by their customers through risk-sharing agreements and re-insurance.
     We started 2009 with concerns about credit portfolio deterioration given our continued support for companies in the automotive and other distressed sectors. As global credit conditions remained tight throughout 2009, EDC also stepped up to provide support on a number of new higher-risk transactions. As a result, the risk profile of our credit portfolio migrated towards higher-risk categories while remaining within our risk capacity and respecting the parameters of our credit risk and capital adequacy policies.
EDC ANNUAL REPORT 2009      25

INVESTOR RELATIONS
     THE 2009 ENVIRONMENT
2009 Summary
In 2009, EDC continued its efforts to strengthen its presence in major global markets and broaden its investor base by type and region. During 2009, EDC issued USD 7.2 billion in long-term funding. In addition, EDC had the capacity to access up to USD 8.0 billion in its Global Commercial Paper Programme.

Measure	2009 Plan		2009 Results

Long-term funding (US$)	7.0	billion	7.2	billion

Expand investor base — number of presentations	100		249

Given the global credit crunch and economic slowdown experienced in 2009, many countries introduced stimulus programs. As a result, Sovereign, Supranational and Agencies (SSAs)1 borrowed more in the capital markets.
     This contributed to an extremely competitive environment throughout the year. However, Canada’s reputation and standing as the premier banking system in the world led many investors to look to Canada.
     EDC was able to achieve its long-term funding target and maintain its position as a premier AAA sovereign borrower.
2009 highlights
At the beginning of the year, EDC announced a funding plan of USD 7 billion, the largest ever in our history, which we exceeded. As with most SSAs in 2009, more than 85 per cent of these funds were acquired in the first three quarters of the year. There were several noteworthy transactions, which are highlighted as follows:
EDC was able to achieve its long-term funding target and maintain its position as a premier AAA sovereign borrower.
2009 Benchmarks
Benchmark issuance is the foundation of the funding program and EDC successfully issued three USD Global benchmark bonds in 2009:
›	EDC’s first benchmark of the year was executed in March and represented our largest transaction ever — a USD 1.5 billion 3-year Global bond. The issue was in fact, oversubscribed as investors around the world looked for opportunities to acquire Canadian sovereign credit, particularly during a volatile credit market.

›	In April, a USD 1.0 billion 5-year Global bond was launched. This bond represented the longest point of EDC’s three-to-five year benchmark curve.

›	In September EDC priced a USD 1 billion 3-year Global bond, which was at the tightest end of the range for AAA credits. The bond was bought by long-term investors and was well-diversified across geographic markets and investor types.
Japanese Samurai market
EDC returned to the Japanese Samurai market, our first such transaction since 1995, and issued a JPY 31 billion 5-year floating rate Samurai bond. EDC had Yen loans on its balance sheet, and this natural Yen need allowed EDC to satisfy its borrowing requirements and diversify its investor base.
     EDC’s AAA rating and our long established presence in the Japanese markets resulted in the participation of many investors ranging from central institutions to regional banks. EDC was the first AAA Agency to issue in the Samurai market this year and helped pave the way for other agencies to issue throughout the year.

[1]	Sovereign (nations), Supranational (multiple member nations, for example, InterAmerican Development Bank (IADB) and Agencies (a division of government or international body).
26      A TRUSTED PARTNER IN TROUBLED TIMES

CREDIT CREDENTIALS
EDC debt securities carry the full faith and credit of the Canadian goverment, stronger than an explicit guarantee, which elevates EDC’s credit standing to that of the sovereign. The ratings on EDC reflect its status as an agent of Her Majesty in right of Canada and 100 per cent ownership by the Government of Canada.
Swiss Franc market
EDC also returned to the Swiss Franc (CHF) market in 2009. The market saw exceptional activity in 2009, with the public sector accounting for the majority of issuance.
     EDC issued a CHF 200 million 8-year bond and will continue building relationships with investors in this market to demonstrate its commitment to the CHF curve.
Sterling market
Issuance of Sterling (GBP) was impacted by redemptions (maturing investments) whereby investors looking to reinvest were fairly constant throughout 2009. In June, when the conditions were right, EDC issued a GBP 300 million 6-year bond to match the U.K. Gilt tenor.
     This represented a rare opportunity for top-quality investors in the U.K. and around the world to acquire pure Canada sovereign credit in Sterling.
     The remaining funds were raised in various currencies including Turkish Lira, Mexican Peso, Norwegian Kroner and Hong Kong Dollars. EDC will continue to monitor opportunities to fund in local currencies in support of its international business development strategy.
2010 Outlook
Sovereign supply is expected to grow in 2010 whereas Supranational and Agency supply should remain constant with 2009 levels.
     Government guaranteed issuance will drop significantly in 2010 as support programs roll off and banks access alternative funding sources.
     The USD Global market is expected to offer EDC opportunities in 2010, particularly at key benchmark maturities. EDC will continue to ensure that its investors receive value for their investment.
     Developing structured notes and Euro medium-term notes tailored to investor demand will continue, as well as private placements to service investors with a specific portfolio requirement that cannot be accommodated in the public market.
     EDC’s Investor Relations Strategy is achieving its objectives to increase dialogue with key investors and broaden its reach by targeting new accounts.
     A combination of one-on-one meetings, participation at investor conferences and presentations to sales forces will further our interest in broadening our investor base in 2010 and beyond.

	Domestic Currency		Foreign Currency
	Long-term	Short-term	Long-term	Short-term

Moody’s	Aaa	P1	Aaa	P1

Standard & Poor’s	AAA	A-1+	AAA	A-1+

DBRS	AAA	R-1 (high)	AAA	R-1 (high)

JCR	AAA	—	AAA	—

Zero per cent BIS risk weighted, according to Basel II guidelines.
EDC ANNUAL REPORT 2009      27

2010 STRATEGIC OBJECTIVES
The following is an overview of the business strategy and performance measures of the 2010-2014 Corporate Plan, a summary of which is available at www.edc.ca/corporateplan.
The Planning Environment
Although the developed world is starting to emerge from recession and Canada’s economy is in the early stages of a fragile recovery, many companies continue to face tremendous volatility, increased risk and tightened market capacity. EDC is forecasting modest growth rates in 2010; however growth will not erase the declines experienced in 2009.
     In line with the global outlook, Canadian exports are expected to grow six per cent in 2010, an increase, but one that leaves activity in all industries well below 2008 levels. Commodity price increases will favour producers of key primary products, but weak demand and price suppression will limit growth in other export categories such as light manufacturing.
EDC’s Business Strategy
As the world evolves, the needs of our customers have changed. In recent years, this evolution has resulted in greater focus on being a trusted partner — to our customers, partnering financial institutions, foreign buyers and to our shareholder, the Government of Canada.
     Given today’s economic realities, being a trusted partner is more important than ever. In an environment of heightened risk and tightened capacity, we are providing our customers with market intelligence, timely service and reliable solutions.
     Importantly, being a trusted partner is not a goal unto itself. Our activities in support of being a trusted partner are aligned with a broader goal of strengthening Canada’s trade performance. As such, all of our activities as a Corporation are framed with this overarching economic goal in mind.
     Our business strategy, aligned with the Statement of Priorities and Accountabilities sent to EDC by the Minister of International Trade, is built around three strategic objectives that help the Corporation achieve these goals. They are:
›	DEVELOPING knowledge and relationships which strengthen our understanding of the market, positioning the Corporation as a centre of expertise on trade and investment;

›	DEPLOYING innovative solutions, directly and through our network of partners, which position Canadian companies for success and contribute to Canadian prosperity; and

›	DELIVERING value to our customers and partners by providing exceptional and predictable service.
     This model builds on the “connect, facilitate and leverage” objectives presented in previous Annual Reports. Increasingly at EDC, emphasis is being placed on collaboration, relationships and the need to provide value to Canadian companies. The three Ds — developing knowledge and relationships, deploying innovative solutions, and delivering value — reflect this emphasis and link it to our trusted partner objective.
Developing Knowledge and Relationships
EDC’s ability to act as a trusted partner to our customers depends on our understanding of the needs of Canadian companies and the challenges and opportunities they face in the global marketplace. This includes:
     Understanding and Anticipating Customer Needs
Through our expertise in supply chain and global trade management as well as on-the-ground intelligence gathered from our account managers and international representatives, EDC is able to assess market developments and analyze what it means for Canada and Canadian companies.
     We are also exploring ways to better package our “Relationship Services” to deliver greater value to the customer. An important complement to our existing range of financial solutions, these services include providing market intelligence, informal contract reviews, informational webinars on local business issues, and international matchmaking events.
     Strengthening EDC’s International Network
Internationally, we plan to open representations in Istanbul, Panama City and Dusseldorf, where the head offices of many of the top global companies are located. This will allow the Corporation to better develop in-market relationships in the pursuit of Canadian Direct Investment Abroad (CDIA), buyer financing and matchmaking opportunities on behalf of Canadian companies.
28      A TRUSTED PARTNER IN TROUBLED TIMES

     We are also redefining our International Strategic Accounts model to include the “up-and-comer” and “high-potential” companies that are growing rapidly and are more likely to need our financial support in the current challenging economic times. Through this support, we expect to attract procurement from Canadian companies, creating potential business opportunities for Canadian exporters.
     Building Strong and Lasting Partnerships
In order to more effectively promote Canadian exporters, we are strengthening our relationship with the Trade Commissioner Service by improving our training programs and developing a more integrated referral process based on best practices of when and how to refer clients.
     Through the Business Credit Availability Program (BCAP), EDC and BDC are working with Canadian banks to fill gaps in capacity caused by current market conditions. EDC is also working with BDC and the Canadian Commercial Corporation (CCC) to explore opportunities for joint transactional support and referrals.
Deploying Innovative Solutions
Across all sectors, the Corporation has been seeing increased demand for its lending and insurance solutions despite the drop in Canada’s export volumes. To help Canadian companies through this challenging economic period, we are continuing to deploy our solutions through our core and domestic mandates.
     Core Mandate
Trade finance and risk management of exports and investments continue to be our long-term focus and competency.
     Over the course of 2010, we will be exploring new ways in which we can help Canadian exporters of all sizes develop into more successful players in the global marketplace.
     The development and facilitation of CDIA opportunities for Canadian companies will continue to be a priority for EDC, as we encourage exporters to expand into new and emerging markets.
     We will also engage with private insurers to identify how we can use our capacity and balance sheet to fill market gaps and help the private sector maintain and build relationships with their clients and prospects.
     Domestic Mandate
In 2010, we will continue to enhance access to lending and insurance in the domestic market through our expanded mandate. By working with Canadian and foreign banks, surety companies and private sector insurers, we are adding capacity to the credit-constrained market, allowing companies to survive the current economic challenges.
Delivering Value
To deliver true value, we need to provide reliable, timely, relevant service focused on the evolving needs of our customers regardless of their location, segment or sector.
     A Lean Workforce
One of the ways we are working to deliver greater value to our customers is by streamlining service delivery processes through “Lean Process Methodology,” which relies on the principles of continuous improvement and increased efficiency to empower employees to work collaboratively to solve problems.
     In 2010, EDC will continue to implement Lean initiatives throughout our Financing and Contract Insurance and Bonding teams, and introduce Lean to the accounts receivables insurance program.
     EDC’s Lean initiatives are being complemented by the development of service standards. These standards — which focus on customer communications, service predictability and value — will enable us to deliver greater value to our customers.
     Promoting Corporate Social Responsibility (CSR)
Delivering Value also means acting in a manner that is socially responsible and upholds the expectations of Canadians. Over the past several years, EDC has been continually strengthening its CSR practices in keeping with evolving international standards.
     In 2010, we will work to deepen our relationships with key non-Governmental organizations (NGOs) through the adoption of a Relationship Management Strategy that will serve as a formal channel for them to express their views, creating greater accessibility. Development is also underway for a methodology to measure the greenhouse gas emissions of our project lending portfolio.
EDC ANNUAL REPORT 2009      29

Measuring Success
Our measurement program enables us to track our performance against each of the three strategic objectives presented in the Business Strategy. It also estimates how our activities contribute to the benefit of Canada’s economy.
     Customer-Related Measures
          Net Promoter Score
The Net Promoter Score (NPS) is a measure of customer loyalty and satisfaction. The NPS is based on a single question that asks customers how likely it is they would recommend us to a colleague who is an exporter.
          Customers Served
Customers Served tracks the number of Canadian companies currently benefiting from or being served through one of our solutions.
          Multiple Program Users
One way we are able to fulfill our role as a trusted partner is by exposing our customers to the breadth of our service offerings. We measure our success in meeting the various needs of our customers through the number of Multiple Program Users (MPUs).
     Business Measures
          Total Business Volume
Total Business Volume measures the total volume of business facilitated by EDC in both the export and domestic spheres. We are continuing to report high export-related volume, which, when considered against the overall decline in Canadian exports, underscores the significant role we are playing in facilitating Canadian trade and investment.
          Volume in Emerging Markets (VEM)
A central component of our mandate is our commitment to Canada’s trade and investment in emerging markets. The VEM measure tracks the amount of insurance and financing support that we are providing to Canadian companies doing business in these important markets.
          Canadian Direct Investment Abroad (CDIA)
Canadian companies use our services to facilitate their CDIA in order to globalize their operations and create a competitive advantage. EDC measures its CDIA performance through both the number and the total volume of CDIA transactions.
     We facilitate direct investment abroad under our Financing, Political Risk Insurance and Credit Insurance programs. Support can be to the Canadian company engaged in CDIA, directly to their foreign affiliate or to lenders providing financing in support of the parent or affiliate.
          Partnership Volume and Transactions
Our ability to effectively serve Canadian companies is enhanced by partnering with our private sector counterparts. This measure tracks our activity under a number of risk-sharing programs with intermediaries, including transactions with Canadian and foreign financial institutions and with sureties. Performance is measured by the number of partnership transactions facilitated and the total volume that is generated.
          Leveraging Technology to Support the Business Strategy
We measure the allocation of Information Technology (IT) dollars between what is known as “Value for Money” initiatives (VfM) and “Total Cost of Ownership” (TCO). VfM refers to discretionary technology investments that drive business value, whether by enhancing customer service, corporate efficiency, employee satisfaction or revenue. TCO refers to technology investments that are either non-discretionary in nature or relate to maintaining core technology assets and infrastructure.
     Financial Measures
EDC’s total earnings are reflected in our Net Income, the net result of the financing, investment, insurance and risk management activities of the Corporation.
     Return on Equity (ROE) measures our profitability by calculating the Corporation’s net income as a percentage of shareholder’s equity. It takes into account both the profitability of the Corporation and the risk of the business undertaken.
     The Efficiency ratio (ER) measures the operational efficiency of the Corporation as investments in people and technology are required to keep pace with the growth and complexity of the business. In 2010 this ratio replaced the Gross Efficiency Ratio to take into account the impact of the Canada Account Administrative Expense Recovery.
     Employee Measures
          Leveraging People
Our people strategy aims to secure employee engagement and to retain the resources needed to successfully implement the business strategy today and in future years. How well this is accomplished is measured by employee feedback on their engagement to the organization and by an employee retention rate.
30      A TRUSTED PARTNER IN TROUBLED TIMES

The following table depicts EDC’s scorecard for 2010. It presents the Corporation’s key measures of success and planning performance for the coming year.

Performance Measures	2010 Plan	2009 Result

Net Promoter Score	maintain/improve	68.6
Customers Served	maintain	8,469
Multiple Program Users (MPUs)	4% growth	1,064
Total Business Volume ($B)	4% growth	82.77
Volume in Emerging Markets ($B)	1% growth	18.69

CDIA
Volume ($B)	5% growth	4.17
Transactions	3% growth	494

Partnerships
Volume ($B)	3% growth	16.90
Transactions	maintain	4,920
VfM to TCO Ratio	53:47	55:45

Financial Measures
Efficiency Ratio (%)*	20.4	22.9
Net Income ($M)	353	258
Return on Equity (%)	5.3	3.9

Employee Measures
Employee Engagement	n/a **	Rank same as high-quality organizations
Employee Retention (%)	≥CB rate***	92.69

*	In 2010 the Efficiency Ratio replaces the Gross Efficiency Ratio to take into account the impact of the Canada Account Administrative Expense Recovery.

**	Measured on Climate Assessment independently by Hay Group. The next biennial survey will be conducted in 2011.

***	Conference Board of Canada data for financial institutions suggests a rate of 90.4%.
EDC ANNUAL REPORT 2009      31

BOARD OF DIRECTORS

Norman M. Betts Fredericton, New Brunswick	First appointed to EDC’s Board of Directors in 2007, Dr. Betts was reappointed for a second term in February 2010. Dr. Betts has an extensive record of public service. As the MLA for Southwest Miramichi, he served the people of New Brunswick as Minister of Finance from 1999 to 2001 and Minister of Business New Brunswick from 2001 to 2003. Dr. Betts is currently an associate professor with the Faculty of Business Administration at the University of New Brunswick and sits on several other Boards of Directors including New Brunswick Power Holdings, Tembec Inc., and the Nature Conservancy for the Atlantic region. He holds a PhD in Management from Queen’s School of Business and is a chartered accountant.

Jacques Boivin Quebec City, Quebec	Mr. Boivin was appointed to EDC’s Board of Directors in March 2009. A partner at Quebec City law firm Beauvais Truchon g.p, Mr. Boivin specializes in mergers and acquisitions, sales and financing, as well as bankruptcy and insolvency. He has also served as an instructor at the École du Barreau de Québec. Mr. Boivin is a member of the Barreau du Québec, the Canadian Bar Association and INSOL International. In addition to his law practice, Mr. Boivin is active in his community, and serves on boards of organizations that support education and health services.

Jeff Burghardt Prince Rupert, BC	Mr. Burghardt was appointed to EDC’s Board of Directors in June 2008. He has worked in the agricultural industry for more than 25 years, including 10 years as President and Chief Executive Officer of Prince Rupert Grain Ltd. and as Chair of the Northwest Corridor Development Corporation. A leading advocate for his region, Mr. Burghardt has served as an industry advisor to both federal and provincial governments on issues surrounding transportation, economic development, and investment.

Adam Chowaniec Ottawa, Ontario	Dr. Chowaniec was appointed to EDC’s Board of Directors in April 2008. Currently Chairman of the Board of Directors of Zarlink Semiconductor Inc., he has held executive positions at Acadia University, Bell Northern Research, Nortel Networks, Commodore International and Calmos Systems. After serving as both president and vice-president of Newbridge Networks, Dr. Chowaniec was the founding CEO of Tundra Semiconductor Corporation in 1995. From 2006 to 2008, he was Chair of the Ontario Premier’s Research and Innovation Council. He has been widely recognized for his leadership, business excellence and innovation, and was named Business Person of the Year by the Ottawa Chamber of Commerce in 1999.

Herbert M. Clarke St. John’s, Newfoundland	Mr. Clarke was appointed to EDC’s Board of Directors in 2009. He has substantial private and public sector experience in areas of public policy and industry-government relationships, particularly as it relates to shipbuilding, marine construction, and fish and fish products. Mr. Clarke is president of HMC Associates Ltd., a private consulting and investment firm. Previously, he served as Newfoundland and Labrador’s Clerk of the Executive Council and Secretary to Cabinet, the most senior position in the province’s public service. Mr. Clarke has been a member of the Canada-Newfoundland Offshore Petroleum Board, founding Chairman of the Fisheries Resource Conservation Council, and Public Review Commissioner for a major offshore oil and gas project.
All directors are appointed for a term of 3 years, except as indicated.
32      A TRUSTED PARTNER IN TROUBLED TIMES

Jim Dinning Chair Calgary, Alberta	Mr. Dinning became Chair of Export Development Canada in 2007. He is Chair of Western Finan- cial Group and has extensive experience in the private sector as a senior executive and as chair and director of a number of multinational and export-oriented Canadian companies. Mr. Dinning served in senior public sector leadership roles as Provincial Treasurer and Minister in key ministries during his 11-year tenure as a member of the legislative assembly of Alberta, including Minister of Education (1988-1992) and Provincial Treasurer (1992-1997).

Linda M. O. Hohol Calgary, Alberta	Ms. Hohol was appointed to EDC’s Board of Directors in 2007. With significant experience in the financial sector and expertise in venture capital financing and wealth management, Ms. Hohol was President of the TSX Venture Exchange from 2002 to 2007, after a long career with CIBC, which included a position as Executive Vice-President of Wealth Management. She is a Director of several non-profit and private sector corporations, including ATB Financial, EllisDon Construction, Alberta Health Services and United Way of Calgary, and has been recognized as one of the 100 Most Powerful Women in Canada.

Donald A. MacLeod Dartmouth, Nova Scotia	Mr. MacLeod was appointed to EDC’s Board of Directors in 2008. Currently serving as Vice President and Senior Counsel for J. Ray McDermott Canada, Ltd. (Secunda Marine Services), Mr. MacLeod has held senior management positions within the organization since 1989. He has extensive involvement in commercial transactions in Canada and internationally within the shipping and offshore oil and gas sector. Mr. MacLeod is Chair of the Shipowners’ Mutual Protection and Indemnity Association (Luxembourg), and holds positions on several of its affiliates and management committees. He is a member of the Nova Scotia Barristers’ Society.

John R. Rooney Calgary, Alberta	Mr. Rooney was first appointed to EDC’s Board of Directors in 2007 and was re-appointed in January 2010. A Calgary-based entrepreneurial executive with technical background in finance, he currently serves as President & CEO of Northern Blizzard Resources Inc. Mr. Rooney is a Chartered Accountant and Chartered Business Valuator and with more than twenty years of experience primarily in the oil and gas industry as CEO or CFO of public companies listed on the Toronto Stock Exchange. He also serves as a director of several public and private companies and not-for-profit organizations.

Eric D. Siegel President and Chief Executive Officer Ottawa, Ontario	Mr. Siegel was appointed President and CEO of EDC on December 8, 2006 after having served in a variety of increasingly senior roles since first joining the organization in 1979. In 1988, he became General Manager of EDC’s Medium-Term Insurance programs. After leading an extensive corporate restructuring between 1993 and 1995, Mr. Siegel was appointed Senior Vice-President of Medium- and Long-Term Financial Services, then Executive Vice-President in 1997 and Chief Operating Officer in 2005.

Ajit Someshwar Toronto, Ontario	Mr. Someshwar was appointed to EDC’s Board of Directors in May 2008. He is the founding President and CEO of CSI Group of Companies, the parent of several technology and management solutions companies with Fortune 500 clients in Canada and the United States. Mr. Someshwar was the National Convener of the Canada India Foundation from 2007 to 2009, a public policy advocacy group promoting strong bilateral relations between Canada and India. He was President of the Indo-Canada Chamber of Commerce from 1991 to 1993. Mr. Someshwar is a member of the Economic Advisory Council of business leaders who advise the Minister of Finance.
EDC ANNUAL REPORT 2009      33

EXECUTIVE MANAGEMENT TEAM

Front, left to right	Jim McArdle	Senior Vice-President, Legal Services & Secretary
	Ken Kember	Senior Vice-President and Chief Financial Officer
	Sherry Noble	Senior Vice-President, Business Solutions and Technology

Back, left to right	Benoit Daignault	Senior Vice-President, Business Development
	Susanne Laperle	Senior Vice-President, Human Resources and Corporate Services
	Eric D. Siegel	President and Chief Executive Officer
	Stephen Poloz	Senior Vice-President, Financing Products Group
	Pierre Gignac	Senior Vice-President, Insurance
34      A TRUSTED PARTNER IN TROUBLED TIMES

CORPORATE GOVERNANCE
     PRACTICES AT EDC
Board Stewardship
The stewardship of EDC resides with the Board of Directors. EDC benefits from a talented Board experienced in business, trade, investment and risk management. The Board had broad-ranging strategic discussions on the expansion of EDC’s mandate, and ultimately approved EDC management’s plan to operate with the new domestic powers.
     Directors stressed the need for EDC, in addition to providing support under the expanded mandate, to maintain and strengthen its core business and competencies.
     In June 2009, the Board held a dedicated strategic session that focused on issues related to EDC’s small business program, on the corporation’s framework and positioning in relation to its international peers, and on stakeholder relations. Two major threads emerged from these discussions. The first was a decision to focus on enterprise risk management at EDC, particularly the management of operational risks. The second was to focus on EDC’s role in “developing” small- or medium-sized exporters into larger exporters, and non-exporters into exporters. The Board and its Committees remain engaged in these strategic discussions.
     EDC has well-established risk management strategies and strong due diligence practices that have stood up through the challenging economic times. EDC has gradually expanded its risk management framework and capabilities to better identify, assess and mitigate all types of risk. As part of its strategic discussions, the Board reviewed EDC’s Enterprise Risk Management framework. Its review elaborated how this framework is integrated with internal control systems monitored by Internal Audit.
     The Board annually approves EDC’s Corporate Plan. The Business Development Committee and the Audit Committee each play a role in reviewing and commenting on the Corporate Plan throughout its development. In addition, in 2009 the Board was called upon to approve an amendment to the 2009-2013 Corporate Plan to reflect EDC’s temporarily expanded mandate.
     The Board also oversees EDC’s internal operations. The Audit Committee reviewed and endorsed the annual audit plan for the Internal Audit Group, and received regular reports on its projects. In addition to their usual responsibilities related to the annual financial audit, the Audit Committee and the Board received the final reports of the Auditor General of Canada on two additional audits that her office conducts. These were the special examination (audit of selected operational matters) and the audit of the design and implementation of EDC’s Environmental Review Directive. The Board was pleased to receive positive results for both audits.
     The Board also devoted energies to making sure EDC complied with other government guidelines relating to EDC’s governance.
Public Policy Objectives and Legislated Mandate
The purposes and powers of EDC are established by statute. The prerogative of changing its objectives and mandate rests with the Government, which employed that power in 2009 when it temporarily expanded EDC’s mandate. EDC’s Board of Directors has no formal responsibility to review EDC’s public policy objectives and legislated mandate. However, the most significant aspect of the Board’s stewardship activities have involved assessing the ongoing relevance of EDC’s mandate, the impact of the mandate expansion, and the manner in which EDC exercises both it and the corporation’s core mandate.
     As well, every 10 years the Export Development Act must undergo a review initiated by the Minister of International Trade. The purpose is to ensure that EDC’s mandate continues to meet the needs of Canadian companies and support the Government’s objectives. This review began in 2008, and concluded in 2009 with the Government’s strong endorsement of how EDC fulfills its mandate. This was the culmination of an extensive effort involving Board input throughout the review. The Board provided views to management directly and by means of a Board sub-committee, and received regular updates as the review proceeded through the legislative process.
Accountability and Operations
EDC’s Board functions independently of management. At each Board and committee meeting, independent directors meet in camera, without management present. The Audit Committee meets in camera in two sessions: one with the Auditor General’s representatives and another with EDC’s Vice-President, Internal Audit. The roles of the Chair and the CEO (President) are separate. All Board members other than the CEO are independent of EDC management. To promote continued transparency, Board Committee meetings are scheduled so that directors can attend all of the meetings. Directors are welcome to attend meetings of committees they are not members of, and many regularly choose to do so.
     The Board has an effective working relationship with EDC’s management. The allocation of responsibilities between the Board and management is reviewed on a regular basis. The EDC By-Law regulates the proceedings of the Board, and also establishes the matters for which the Board has reserved authority. A Board of Directors’
EDC ANNUAL REPORT 2009      35

Charter elaborates on roles and responsibilities, primarily in terms of Board stewardship. It also provides additional detail on proceedings of the Board.
     EDC’s approach to governance continues to be shaped by active Board involvement and input. The results of the Board governance review are shared with the full Board. These results and related discussions provide the basis for a governance work plan for the coming year.
     The Board promotes a culture of ethical business conduct. It leads by example, and follows supplemental procedures that regulate conflict of interest and insider trading, and that go beyond the requirements of EDC’s Code of Conduct applicable to directors. EDC directors file standing declarations of interest, and refrain from discussions or voting where a real or potential conflict of interest exists. As well, Board documents are screened for matches with companies listed in directors’ standing declarations. As a result, transaction documents are withheld from any director who has declared interests in a party related to that transaction.
Communication with Stakeholders
Effective communication among EDC, and its stakeholders, including the Crown and the public, was monitored and, in some cases, facilitated by the Board. EDC’s third annual public meeting, hosted by the Chair of the Board, was held in conjunction with one of EDC’s main trade association partners, Canadian Manufacturers and Exporters. The Board was kept informed of ongoing outreach activities that help EDC obtain stakeholder input and feedback, including the National Stakeholder Panel and the Corporate Social Responsibility Advisory Group. Periodic meetings among EDC Board and Executive members, and government international trade personnel, including meetings with Ministers and Deputy Ministers, helped enhance communication. EDC’s reports to the Government and to the public continued to address issues regarding the Corporation’s activities.
Senior Management Evaluation and Succession
The Board has a process for assessing and evaluating the performance of the CEO, which it followed in 2009. The CEO’s annual performance objectives are set by the Human Resources Committee and are directly related to EDC achieving objectives in the Corporate Plan. The Human Resources Committee annually reviews the CEO’s performance based on these objectives, and recommends an evaluation to the Board for its approval.
     The Board also oversees senior management succession. The Human Resources Committee annually approves the corporate succession plan, including related processes for selection, training and monitoring. In 2009, the Board was briefed on the succession plan and successor candidates had visibility with the Board.
Board Education and Evaluation
New directors were oriented — formally and informally — to EDC through briefings by senior management as well as less structured gatherings with seasoned Board members. Education on EDC product lines and other aspects of its business is a regular agenda item during Board and Committee meetings.
     The Board ensures that the effectiveness of it and its committees is evaluated annually, and that individual directors self-assess their effectiveness. In 2009, the Chair of the Board carried out the annual evaluation of the Board’s governance practices. He conducted in-depth interviews with each director, with positive results overall. He also elicited recommendations to help the Board improve the use of its time and the expertise of directors. These recommendations will form the basis of the Board’s governance work plan for the coming year.
Committee Mandates
The Audit Committee helps the Board fulfill its mandate in financial matters, as well as issues regarding business ethics, declaration of dividends, internal and external auditor terms of engagement, and monitoring the corporate compliance program. It approves and monitors important capital and administrative expenditures, reviews the implications for EDC of new accounting standards, and reviews internal and external audit results. All Audit Committee members are independent of EDC management, and committee members include financial experts.
     The committee held seven meetings, including one meeting by teleconference. It is chaired by John Rooney.
     The Business Development Committee provides direction that strengthens EDC’s ability to meet ongoing needs of Canadian exporters and investors. The committee reviews the corporate plan throughout development, oversees management activities in analyzing market conditions and developing responses, and monitors corporate performance against business development plans and related frameworks. The committee also reviews sector strategies and new product initiatives, and annually reviews the impact on Canada’s economy of business that EDC facilitates.
36      A TRUSTED PARTNER IN TROUBLED TIMES

     The committee held six meetings. It is chaired by Norman Betts.
     The Executive Committee has the authority to exercise many Board powers, and meets only if necessary to deal with urgent matters that arise between Board meetings.
     The Executive Committee did not meet in 2009. Jim Dinning, as Chair of the Board, chairs the Executive Committee.
     The Human Resources Committee helps the Board with human resources strategic planning, annually approves the management succession plan, employee and executive compensation, including approving the measures and targets for the corporate incentive program, sets objectives and recommends the CEO’s performance assessment, and oversees the design and investment of the pension plans for EDC employees. In 2009, an ad hoc subcommittee of the Committee was established and held several meetings to assist with projects relating to the EDC pension plans.
     The committee held five meetings. It is chaired by Linda Hohol.
     The Nominating and Corporate Governance Committee deals with matters relating to EDC’s corporate governance regime. It has input into the ethics program for directors, selection criteria for appointments of the CEO and the Chair, profiles of the desirable skills and experience required of directors, consideration of Board candidates, and orientation and education programs. It oversees the Board governance survey, monitors relations with management, and reviews the membership and mandates of committees.
     The committee, chaired by Jim Dinning, held two meetings.
     The Risk Management Committee helps the Board with oversight of the management of credit, market and other enterprise risks, including establishing and updating an effective regime governing the authorizations EDC needs to undertake its business activities, and has input into any policy changes in these areas. It also reviews and recommends all transactions and policy increases which require Board approval, monitors compliance with the Environmental Review Directive, and has a role in the Capital Adequacy Policy. It receives periodic updates on various portfolio management activities and initiatives.
     The committee held six meetings. It is chaired by Adam Chowaniec.
Director Remuneration
Compensation paid to directors is set by Order in Council. The Chair and directors from the private sector receive an annual retainer for their services to EDC, plus a fixed per diem for travel time, attending committee and Board meetings and other responsibilities as they arise:
›	Chair of the Board: annual retainer of $12,400; $485 per diem

›	Other directors: annual retainer of $6,200; $485 per diem

›	Chairs of committees (other than Executive Committee) and Vice-Chair of the Board: base retainer plus $2,000

›	Directors also receive reimbursement for reasonable out-of-pocket expenses, including travel, accommodation and meals, while performing their duties.
Most members of the Board serve on three committees. There were eight Board meetings in 2009 and 27 committee meetings. Meetings held between regularly scheduled Board meeting sessions are often convened by teleconference. The total remuneration paid to private sector directors including the Chair (annual retainers, pro-rated for the portion of the year each director was a member of or chaired a committee, plus per diems) was $206,138 compared to $212,393 in 2008. The total business travel, promotion and meeting expenses paid to members of the Board as well as meeting expenses for the Board and committees were $253,678 compared to $198,931 in 2008 (both figures exclusive of the expenses of the CEO). The total expenses for hospitality and travel for EDC’s CEO in 2009 were $83,433 compared to $94,982 in 2008.
EDC ANNUAL REPORT 2009      37

Membership and Attendance at meetings of the Board and Board Committees1 in 2009

		Audit			Nominating		Board of
	Total	Committee	Business	Human	& Corporate	Risk	Directors
	Compensation	Meetings	Development	Resources	Governance	Management	Meetings
	(retainer plus	(7)	Committee	Committee	Committee	Committee	(8)
	per diem	(6 regular,	Meetings	Meetings	Meetings	Meetings	(6 regular,
	payments)	1 teleconference)	(6)	(5)	(2)	(6)	2 teleconference)

Betts, N.	20,810	6/7	6/6			6/6	7/8
Boivin, J.[2]	13,839	6/6	5/5		1/1		7/7
Burghardt, J.	19,780	7/7	6/6	5/5			6/8
Charpentier, P. M.[3]	—
Chowaniec, A.	18,870		6/6	5/5		6/6	8/8
Clarke, H.[4]	15,779	6/6	5/5		1/1		6/7
Dinning, J.	36,165			5/5	2/2	5/6	8/8
Hohol, L.[5]	24,205			5/5	0/1	5/6	8/8
Landry, J.[6]	3,495		1/1	1/1	1/1		1/1
MacLeod, D. A.	17,355		4/6	3/5		4/6	6/8
Rooney, J.	22,750	7/7	6/6			6/6	8/8
Siegel, E.	n/a		6/6	5/5		6/6	8/8
Someshwar, A.	11,535	3/7			1/2	3/6	4/8
Zwarts, M.[6]	1,555	0/1	0/1		0/1	0/1	0/1

[1]	Attendance is provided only for meetings of committees of which the director was a member on the meeting date.

[2]	Mr. Boivin was appointed to the Board on March 5, 2009 and became a member of the Audit, Business Development and Nominating & Corporate Governance Committees on April 29, 2009.

[3]	Mr. Charpentier ceased to be a member of the Board on June 22, 2009, after having been on leave of absence for the earlier part of 2009

[4]	Mr. Clarke was appointed to the Board on March 5, 2009 and became a member of the Audit, Business Development and Nominating & Corporate Governance Committees on April 29, 2009.

[5]	Ms. Hohol became a member of the Nominating & Corporate Governance Committee on April 29, 2009.

[6]	Ms. Landry and Ms. Zwarts ceased to be members of the Board on March 5, 2009.
38      A TRUSTED PARTNER IN TROUBLED TIMES

2009 FINANCIAL REVIEW
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s Discussion and Analysis (MD&A) should be read in conjunction with our audited consolidated financial statements and related notes for the year ended December 31, 2009. The MD&A is current as of February 12, 2010. All amounts are expressed in Canadian dollars. Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

40	Financial Results Overview
40	Summary Financial Results
41	Impact of Foreign Exchange Translation on Financial Results

41	Financial Performance
41	Net Financing and Investment Income
44	Insurance Premiums and Guarantee Fees
44	Other Expenses
45	Provision for Credit Losses
45	Claims-Related Expenses
45	Administrative Expenses

46	Financial Condition
46	Balance Sheet Summary
47	Corporate Plan Discussion
49	Portfolio Exposures and Credit Quality
49	Concentration of Exposure
49	Financing Portfolio
53	Insurance Portfolio
56	Investments and Derivative Financial Instruments

57	Capital Management
58	Off Balance Sheet Arrangements
58	Financial Instruments

59	Risk Management
59	Overview
60	Risk Governance Structure
61	Credit Risk Management
62	Market Risk Management
64	Liquidity Risk Management
65	Operational Risk Management

65	Critical Accounting Policies and Estimates

69	Supplemental Information

Caution regarding forward-looking statements
This document contains projections and other forward-looking statements regarding future events. Such statements require us to make assumptions and are subject to inherent risks and uncertainties. These may cause actual results to differ materially from expectations expressed in the forward-looking statements.
EDC ANNUAL REPORT 2009     39

MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Results Overview
In 2009 the global economy experienced a downturn of unprecedented proportions in the post-war period. Virtually every country in the developed world fell into recession significantly impacting world trade flows and as a result Canadian exports fell dramatically in 2009.
Despite the decline in Canadian export levels, EDC facilitated $82.8 billion in business volume, its second highest level of volume in the Corporation’s history. This outcome is the result of EDC taking on additional risk in our core export business as well as providing additional capacity in the domestic financing and insurance markets under the temporary expansion of our mandate by the Government of Canada. Much of this additional business was done by providing additional capacity to Canadian banks and private insurers through risk-sharing and reinsurance arrangements, enabling them to support their customers in a credit-constrained environment.
EDC’s 2009 financial results mirrored the volatile economic environment. For the first six months of the year we recorded a net loss of $147 million due primarily to a higher provision for credit losses and claims-related expenses reflecting the increased risk in both our loan and insurance portfolios. Over the last six months of the year economic conditions improved somewhat with the impact of the Government’s economic stimulus package taking hold and credit markets opening up to enable some of our large customers to raise the funds they required to sustain their operations. Over the final six months EDC’s financial results also improved, and while the economic challenges were still present, we finished the year with a net income of $258 million.
While overall we saw a decline in our financing business volume, the number of financing transactions increased as did the number of customers we served. During the course of the year the proportion of below investment grade loans increased and we recorded increases in both our impaired loans and our provision for credit losses. The value of loans that became impaired more than doubled in 2009. The story was similar with our insurance portfolio where the number of customers supported also increased as well as the number and dollar value of claims paid. Moreover, while the individual transactions were generally of smaller value than in 2008, the difficult environment meant many of the deals were more complex than those we have seen in prior years.
Other key factors impacting our financial results in 2009 were the low interest rate environment and market volatility and its impact on the fair values of our financial instruments. Our net income was positively impacted by the low rates with a reduction in our borrowing costs significantly outpacing the decrease in interest revenue on our loans while market volatility gave rise to large swings in the fair values of our loans payable and related derivatives.
The strengthening Canadian dollar, particularly during the fourth quarter resulted in a decline in our balance sheet. Our loans receivable, which are predominately U.S. dollar denominated, declined $4 billion from December 31, 2008. Combined with the impact of foreign exchange is the fact that we had very little growth in our loan portfolio from disbursements. Lower financing volume resulted in a lower level of disbursements in 2009, which were largely offset by loan repayments.
Despite the economic turmoil and challenging credit environment, EDC ended the year with a strong capital position of $9.8 billion, which included the Government’s investment of an additional $350 million in capital received in the first quarter of 2009. This positions EDC well for the future, enabling us to continue to support Canadian exporters and investors in the years ahead.
Summary Financial Results

for the year ended December 31
(in millions of Canadian dollars)	2009	2008

Net financing and investment income	1,004	834
Insurance premiums and guarantee fees*	221	191
Other expenses	74	11
Provision for credit losses	431	346
Claims-related expenses	216	222
Administrative expenses	246	240

Net income	$258	$206

*	Includes loan guarantee fees
Net income for 2009 was $258 million, an increase of $52 million from 2008. Although our net financing and investment income increased by 20% over 2008, this was partially offset by an increased provision for credit losses and an increase in other expenses.
40      A TRUSTED PARTNER IN TROUBLED TIMES

MANAGEMENT’S DISCUSSION AND ANALYSIS
Items of note impacting net income include:
Net Financing and Investment Income - Net financing and investment income increased to $1,004 million in 2009 from the $834 million reported in 2008. The $170 million increase is largely a result of a 38% decrease in our interest expense due to lower cost of funds. While lower interest rates also reduced our loan and investment revenue, the impact on our cost of funds was more pronounced due to our continuing ability over the past two years to borrow at favourable rates because of investors’ preference for securities issued by higher quality entities.
Provision for Credit Losses - We recorded a provision for credit losses of $431 million in 2009 compared to $346 million in 2008. The increase is mainly the result of credit deterioration.
Other Expenses - Other expenses totaled $74 million in 2009 compared to $11 million for 2008. The increase is due to an unrealized fair value loss on the derivatives associated with our loans payable. We do not anticipate realizing losses on these derivatives. Please see page 44 for additional details.
Insurance Premiums and Guarantee Fees - Insurance premiums and guarantee fees totaled $197 million in 2009, an increase of 15% from 2008 reflecting the increased risk in our insurance portfolio. Loan guarantee fees increased by $4 million to $24 million in 2009 primarily as a result of the shift in the credit quality of the portfolio.
Claims-Related Expenses - Claims-related expenses were $216 million in 2009, a $6 million decrease from 2008. Although claims-related expenses decreased, claims paid were $258 million, an increase of $154 million over 2008 largely as a result of the global recession. The impact of increased claim payments on claims-related expenses was more than offset by a lower actuarial adjustment to the allowance in 2009 combined with an increase in expected recoveries of claims paid.
Administrative Expenses - Administrative expenses were $246 million in 2009, an increase of $6 million, or 2.5% over the 2008 level of $240 million mainly due to higher human resources costs.
Impact of Foreign Exchange Translation on Financial Results
The Canadian dollar strengthened throughout 2009 relative to the U.S. dollar, particularly in the last quarter, resulting in a rate of $0.96 at the end of 2009, compared to $0.82 in 2008. The impact of the stronger Canadian dollar was a decrease in our assets and liabilities which are primarily denominated in U.S. dollars and are translated to Canadian dollars at rates prevailing at the balance sheet date. Our business volume and the components of net income are translated into Canadian dollars at average exchange rates. As the strengthening of the Canadian dollar did not happen until the latter part of the year, the average exchange rate at which our business volume and net income components are translated for 2009 was weaker than in 2008. The Canadian dollar averaged $0.88 against the U.S. dollar in 2009 compared to $0.94 for 2008.
Had the Canadian dollar remained stable relative to the U.S. dollar throughout 2009:
▶	Gross loans receivable would have been $30.9 billion, instead of $26.8 billion, an increase of 15%

▶	Total assets would have been $37.4 billion, instead of $32.9 billion, an increase of 14%

▶	Total business volume would have been $79.2 billion, instead of $82.8 billion, a decrease of 4%
Financial Performance
Net Financing and Investment Income
     Net Finance Margin
The net finance margin represents net financing and investment income expressed as a percentage of average performing assets. Net financing and investment income consists of loan, leasing and investment revenues net of interest expense and leasing and financing related expenses.
Our net finance margin was 3.05% in 2009, a 20 basis point decline from 2008 largely due to lower yields on our investment portfolio as well as higher leasing and financing expenses.

The variability in the net finance margin over the past five years is largely a result of the impact on our margin of both debt relief revenue and the recognition of revenue on impaired loans.
For a breakdown of Net Finance Margin, refer to Table 1 supplemental information.
EDC ANNUAL REPORT 2009      41

MANAGEMENT’S DISCUSSION AND ANALYSIS
     Loan Revenue
Loan revenue, including debt relief income, was $1,370 million in 2009, an increase of $15 million from 2008. A decrease in loan interest revenue on our performing loan book was offset by higher loan fees and debt relief income in 2009.
Performing loan interest revenue decreased by $92 million over 2008. Lower yields resulted in a decrease in loan revenue of $367 million. This decrease was partially offset by the impact of an increase in the average loan balance. Although our total performing loans receivable at the end of 2009 declined from the beginning of the year, mainly due to foreign exchange, our average loan balance during the year increased by $5,892 million, or 26%. This positively impacted our loan revenue by $217 million. The increase in the average loan balance was primarily due to the significant portfolio growth experienced in the latter part of 2008.
The total loan yield was 4.85% for 2009, a decrease from the 2008 yield of 6.05% as a result of lower interest rates, primarily on our floating rate portfolio which comprised 67% of our average performing loans in 2009. The six-month moving average U.S. dollar LIBOR was 0.68% in 2009, a decrease of 237 basis points from the 2008 average. The average coupon rate on our performing floating rate loans declined from 4.93% in 2008 to 2.98% in 2009. The impact of lower interest rates was partially offset by higher spreads over LIBOR in 2009 due to higher credit spreads and increased credit risk in our loan portfolio. New floating rate loans signed in 2009 yielded 3.27% over LIBOR (2008 — 1.83%). This increased spread reflects the widened credit spreads and the higher level of non-investment grade signings in 2009.
We saw a more modest decline in our fixed rate yield in 2009 with an average coupon yield of 5.97% compared to 6.22% in 2008. New fixed rate loans signed in 2009 had a yield of 5.07% (2008 — 5.40%).
Loan fee revenue increased by $66 million in 2009, partially the result of $21 million in loan fees recognized in income due to the prepayment of one of our sovereign loans. In addition, there was an overall increase in fee revenue due to the increased financing activity over the past two years.
We reported debt relief revenue of $49 million in 2009 (2008 — nil) as a result of payments received for Ivory Coast and Congo. Payments were received from the Government of Canada to reimburse us for debt relief granted by the Government of Canada to our sovereign borrowers.
For a breakdown of loan interest yield on our fixed and floating portfolios, refer to Table 2 in Supplemental Information.
Components of the change in loan revenue from 2008

(in millions of Canadian dollars)	2009

Revenue from portfolio growth	217
Decrease in revenue from lower yield	(367)
Foreign exchange impact	58

(92)
Increase in loan fees	66
Increase in debt relief revenue	49
Decrease in other loan revenue	(8)

Net change in loan revenue	$15

42      A TRUSTED PARTNER IN TROUBLED TIMES

MANAGEMENT’S DISCUSSION AND ANALYSIS
     Investment Revenue
Our investment revenue consists of income earned on marketable securities, investments, and government securities held during the year. Investment revenue was $41 million in 2009, a 49% decline from the $81 million in investment revenue reported in 2008 as a result of a lower investment yield in 2009.
Although the average investment balance increased from $2,731 million in 2008 to $4,096 million in 2009, the significant reduction in yields during 2009 offset the impact of an increased investment portfolio. The investment portfolio increased as a result of carrying a higher liquidity portfolio in response to the tightened credit markets as well as pre-funding for future disbursements.
The yield on our investment portfolio decreased from 2.97% in 2008 to 1.00% in 2009. In addition to an overall decline in interest rates, this decrease in yield also reflects a shift in the mix of our investment portfolio toward shorter term and lower risk securities. This change in portfolio mix was implemented in 2008 and continued throughout 2009.
Components of the change in investment revenue from 2008

(in millions of Canadian dollars)	2009

Decrease in revenue from lower yield	(80)
Impact of portfolio growth	39
Foreign exchange impact	1

Net change in investment revenue	$(40)

     Interest Expense
Interest expense totaled $380 million in 2009, a decrease of $231 million from 2008. The decline in expense was the result of a lower cost of funds. The impact on interest expense of the lower cost of funds was partially offset by an increased debt portfolio in 2009 and foreign exchange translation.
Our average cost of funds decreased from 3.54% in 2008 to 1.60% in 2009, which reduced interest expense by $458 million. This was reflective of the lower short term interest rates in Canada and the United States in 2009 and the fact that the majority of our debt is floating rate.
While our total loans payable at the end of 2009 declined from 2008, the average balance of debt during the year increased by $6,417 million to $23,698 million. This resulted in a $201 million increase in interest expense.
Components of the change in interest expense from 2008

(in millions of Canadian dollars)	2009

Decrease in cost of funds	(458)
Impact of increased debt portfolio	201
Foreign exchange impact	26

Net change in interest expense	$(231)

EDC ANNUAL REPORT 2009      43

MANAGEMENT’S DISCUSSION AND ANALYSIS
Insurance Premiums and Guarantee Fees
Premium and guarantee fee revenue earned in our insurance programs in 2009 totaled $197 million, compared to $171 million in 2008. The increase is reflective of the additional risk undertaken in our portfolio in addition to the business conducted under our temporarily expanded mandate.
Insurance premiums earned under our credit insurance program totaled $131 million, an increase of $14 million over 2008 as the increase in average premium rates more than offset a decline in business volume. Credit insurance volume net of reinsurance decreased by $4,296 million, or 7%. This was primarily due to a decline in business volume in the extractive sector which was largely driven by falling commodity prices, as well as decreasing demand. The credit insurance average premium rate increased to 0.23% in 2009 from 0.19% in 2008. This was the result of higher premium rates being charged to customers to reflect increased risk associated with their policies, stemming from the global recession.
Contract insurance and bonding premium revenue for the year totaled $52 million, an increase of 24% over 2008. In addition to increased volume including domestic business facilitated under our temporarily expanded mandate, the increased revenue was also due to higher pricing (0.51% average premium rate in 2009 compared to 0.47% in 2008) to reflect increased risk.
Political risk insurance premiums totaled $14 million in 2009, up by $2 million from 2008. The average premium rate for this program increased from 0.86% in 2008 to 1.01% in 2009 primarily due to the issuance of new policies with higher premium rates to reflect their associated risk.
Loan guarantee fees totaled $24 million in 2009, an increase of $4 million over 2008. The average loan guarantee fee rate increased from 0.57% in 2008 to 0.61% in 2009 as a result of an increase in the below investment grade exposure in 2009.
For the breakdown of insurance premiums and guarantee fees, please refer to Table 3 in Supplemental Information.
Other Expenses
Other expenses were $74 million in 2009, an increase of $63 million from 2008. The variance from 2008 was primarily the result of an unrealized fair value loss on the derivatives associated with our loans payable which was partially offset by a foreign exchange translation gain.
We issue debt instruments in the market where we are able to obtain the most attractive funding costs and then we use derivatives to manage interest rate risk and foreign exchange risk as well as for asset liability management purposes. Realized and unrealized gains on loans payable designated as held-for-trading totaled $85 million in 2009 and the realized and unrealized losses on the derivatives associated with the loans payable totaled $258 million. This difference is mainly due to the fact that all debt is valued on the basis of our credit rating (AAA) while the related derivatives are valued based on curves that reflect the credit risk of the resulting exposure. Volatility in LIBOR rates and credit spreads have resulted in these curves not moving in tandem, which has given rise to large swings in fair values. This has resulted in realized and unrealized losses on our derivatives which more than offset the gains related to the long-term debt. In comparison, in 2008 the gains on our derivatives ($628 million) more than offset the losses related to the long-term bonds ($388 million). We do not anticipate realizing gains or losses on this debt and the associated derivatives since it is generally our intent to hold them to maturity at which time the unrealized gains and losses will net to zero.
We recorded a foreign exchange gain of $113 million in other expenses (2008 — loss of $116 million). This amount includes a gain on the financial instruments funding our available-for-sale marketable securities. In accordance with generally accepted accounting principles (GAAP) for financial instruments, the foreign exchange translation gain or loss on our available-for-sale marketable securities must be recognized in other comprehensive income (loss). The $113 million foreign exchange translation gain included in other income (expenses) is offset by a $108 million foreign exchange loss on the available-for-sale marketable securities which is recorded in other comprehensive income (loss) resulting in a net foreign exchange gain for the year of $5 million (2008 — net foreign exchange gain of $15 million).
44      A TRUSTED PARTNER IN TROUBLED TIMES

MANAGEMENT’S DISCUSSION AND ANALYSIS
Provision for Credit Losses
In 2009 we recorded a provision charge of $431 million related to our loan portfolio, a 25% increase from the provision of $346 million in 2008. The provision charge was primarily the result of credit deterioration mainly related to financial institutions and the aerospace sector. In addition, a decline in the value of the collateral associated with our aerospace portfolio also led to an increased provision in 2009.
For a breakdown of the provision for credit losses, refer to Table 4 in Supplemental Information
Claims-Related Expenses
Claims-related expenses totaled $216 million in 2009, a decrease of $6 million from 2008. Included in claims-related expenses is $258 million (2008 — $104 million) for claims paid. The increase in claims paid was largely driven by an increase associated with the documentary credit insurance program, as a result of the systemic world-wide banking crisis which led to several bank failures in 2009, including banks in Bahrain, Ukraine and Kazakhstan. The increase in claims paid was more than offset by a lower actuarial adjustment to the allowance in 2009 and an increase in expected recoveries on claims paid. The actuarial adjustment takes into account updates to the valuation assumptions for the allowance as well as changes in the portfolio and risk ratings. The actuarial adjustment increased claims-related expenses by $34 million in 2009 compared to $146 million in 2008. There was a large increase in 2008 because adjustments were made to the valuation assumptions to take into account the economic turmoil and in particular the difficulties that were being experienced in the automotive and retail sectors.

(in millions of Canadian dollars)	2009	2008

Claims paid	258	104
Claims recovered	(20)	(24)
Actuarial increase in the net allowance for claims on insurance	34	146
Increase in recoverable insurance claims	(60)	(7)
Claims handling expenses	4	3

Total claims-related expenses	$216	$222

Administrative Expenses
Administrative expenses for 2009 totaled $246 million, an increase of $6 million, or 2.5% from the prior year. The growth was primarily the result of an increase in costs related to human resources.
Expressed as a percentage of adjusted net revenue (gross efficiency ratio), administrative expenses increased to 23.5% in 2009, in line with the 23.3% reported in 2008. The gross efficiency ratio (GER) measures our operational efficiency as investments in people and technology are required to keep pace with the growth and complexity of the business.
EDC ANNUAL REPORT 2009      45

MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition
Balance Sheet Summary

as at December 31
(in millions of Canadian dollars)	2009	2008

Cash and investments	5,432	3,843
Loans receivable	26,267	30,209
Allowance for losses on loans	(1,948)	(1,928)
Other financing assets	624	626
Derivative instruments	1,909	1,830
Other	614	676

Total Assets	$32,898	$35,256

Loans payable	24,435	25,882
Allowance for loan commitments and guarantees	713	807
Allowance for claims on insurance	720	755
Derivative instruments	222	1,400
Other liabilities	220	296
Shareholder’s equity	6,588	6,116

Total Liabilities and Shareholder’s Equity	$32,898	$35,256

Total assets were $32.9 billion at the end of 2009, a decrease of $2.4 billion, or 7% from 2008 as a result of a stronger Canadian dollar.
Cash and Investments – We maintain an investment portfolio in order to meet our liquidity requirements. Cash and investments were $5.4 billion at the end of 2009, an increase of $1.6 billion over 2008, primarily as a result of carrying a higher liquidity portfolio in response to the credit crunch as well as pre-funding for future disbursements.
Loans Receivable – Loans receivable decreased by $3.9 billion from 2008 mainly due to a stronger Canadian dollar at the end of the year.
Loans Payable – Loans payable were $24.4 billion compared to $25.9 billion in 2008, a decrease of $1.5 billion. Loans payable did not decrease to the same extent as our loans receivable portfolio. We increased our borrowings in the latter part of 2009 in anticipation of loan disbursements which did not occur. The excess funds have been invested in marketable securities until required for disbursement purposes.
Shareholder’s Equity – EDC received a $350 million injection of new capital as part of the Government of Canada’s Economic Action Plan, increasing our total share capital to $1,333 million.
46      A TRUSTED PARTNER IN TROUBLED TIMES

MANAGEMENT’S DISCUSSION AND ANALYSIS
Corporate Plan Discussion
Income Statement Summary

for the year ended December 31	2010	2009	2009
(in millions of Canadian dollars)	Corporate Plan	Actual results	Corporate Plan

Net financing and investment income	1,148	1,004	794
Insurance premiums and guarantee fees*	248	221	179
Other expenses	—	74	15
Provision for credit losses	550	431	464
Claims-related expenses	210	216	88
Administrative expenses	283	246	258

Net income	$353	$258	$148

*	Includes loan guarantee fees
2009 Corporate Plan
Net income for 2009 was $258 million, $110 million over the 2009 Corporate Plan amount of $148 million. The major causes of this variance were higher net financing and investment income and insurance premiums and guarantee fees, which were partially offset by higher claims-related expenses than planned. Net financing and investment income was $210 million higher than Plan as a result of significantly lower borrowing costs than anticipated in the Plan. Insurance premiums and guarantee fees were $221 million, $42 million higher than Plan due largely to the higher insurance volumes than planned. Claims-related expenses were $216 million, an increase of $128 million over the Plan due in part to higher claim payments as well as higher expected losses than anticipated in the Plan.
The gross efficiency ratio in 2009 was 23.5%, which was more favourable than the Corporate Plan of 27.6% due to a much lower level of administrative expenses as well as more favourable operating results than were contemplated in the 2009 Corporate Plan.
2010 Corporate Plan
Net income for 2010 is planned to be $353 million, an increase of $95 million from the 2009 net income of $258 million. The increase is primarily driven by a higher projected net financing and investment income due to an increased loans portfolio with higher spreads as well as projected lower funding costs on our loans payable. We are projecting insurance premiums to increase by $27 million primarily as a result of higher premium rates, when compared to actual 2009 rates, due to the riskier credit environment contemplated at the time of preparing the 2010 Corporate Plan. Also contributing to the increased net income is a decrease in other expenses relating to fair value adjustments on long-term debt and derivatives, which we do not forecast due to the volatility associated with these items.
The projected increases in net income above are partially offset by anticipated higher provisions for credit losses and administrative expenses. Provisions for credit losses are projected to increase as a result of a larger loan portfolio.
Administrative expenses are expected to increase by $37 million to $283 million in 2010 largely the result of increases in human resources costs, depreciation, accommodation and systems costs. This higher level of expenses is mainly due to EDC’s shift toward a more customer centric model as well as the impact of the current economic environment. Increased investment in our business development capability has led to deployment of additional resources, increased technology and expansion of regional offices and international representation. The current economic environment has resulted in higher demand for EDC’s services, as well as additional effort to manage our existing loan and insurance portfolios.
In 2010 the GER will be replaced by the Efficiency Ratio (ER). The ER uses net administrative expenses as the numerator for the formula in lieu of the gross administrative expenses. The ER ratio for 2010 is planned to be 20.4%. The 2009 ER ratio, estimated for comparison purposes is 22.9%. The ER ratio is projected to be more favourable in 2010 since we are projecting an increase in net operating revenue, as discussed above, combined with the impact of non-recurring realized losses in 2009. These favourable impacts on ER are partially offset by the forecast increase in net administrative expenses.
For a comparison of the consolidated statement of income with the 2009 and 2010 Corporate Plans, please refer to Table 5 in Supplemental Information.
EDC ANNUAL REPORT 2009      47

MANAGEMENT’S DISCUSSION AND ANALYSIS
Balance Sheet Summary

as at December 31	2010	2009	2009
(in millions of Canadian dollars)	Corporate Plan	Actual results	Corporate Plan

Cash and investments	4,161	5,432	2,098
Loans receivable	36,880	26,267	29,762
Allowance for losses on loans	(2,693)	(1,948)	(2,072)
Other financing assets	853	624	681
Derivative instruments	2,078	1,909	1,849
Other	629	614	618

Total Assets	$41,908	$32,898	$32,936

Loans payable	32,929	24,435	24,964
Allowance for loan commitments and guarantees	791	713	647
Allowance for claims on insurance	868	720	580
Derivative instruments	461	222	317
Other liabilities	215	220	219
Shareholder’s equity	6,644	6,588	6,209

Total Liabilities and Shareholder’s Equity	$41,908	$32,898	$32,936

2009 Corporate Plan
We had cash and investments totaling $5.4 billion at the end of 2009, an increase of $3.3 billion over the Corporate Plan. Subsequent to the completion of the 2009 Corporate Plan, we increased our liquidity requirements in response to the tightened credit markets and as a result we have been carrying a larger marketable securities portfolio to ensure that we are able to disburse funds to exporters when required. In addition, our net disbursements in 2009 were lower than projected, however we had raised funds in anticipation of a greater level of disbursements so the excess has been invested until required for disbursements.
Loans receivable totaled $26.3 billion at the end of the year, $3.5 billion below Plan as a result of lower net disbursements. In addition to lower disbursements than anticipated due in part to lower financing volumes we also received unexpected loan prepayments totaling $1.0 billion in 2009.
2010 Corporate Plan
The Corporate Plan is projecting total assets to be $41.9 billion by the end of 2010, an increase of $9.0 billion, or 27% from the end of 2009 primarily as a result of an increase in loans receivable.
Loans receivable are projected to be $36.9 billion at the end of 2010 in the Corporate Plan, an increase of $10.6 billion from December 31, 2009 mostly a result of forecast increases in business volumes combined with a forecast weakening of the Canadian dollar.
The 2009 actual year end balances were significantly lower than anticipated at the time of preparing the 2010 Corporate Plan. The Plan and its underlying assumptions were developed over the third quarter of 2009 during a period of great volatility in the global economy. Consequently it is likely that the financing and leasing assets, loans payable balances and net financing and investment income will be lower than projected in the 2010 Plan.
For a comparison of the consolidated balance sheet with the 2009 and 2010 Corporate Plans, please refer to Table 6 in Supplemental Information.
48      A TRUSTED PARTNER IN TROUBLED TIMES

MANAGEMENT’S DISCUSSION AND ANALYSIS
Portfolio Exposures and Credit Quality
Concentration of Exposure
EDC’s total exposure to risk at the end of 2009 was $71.9 billion, a decrease of $5 billion from 2008 as a result of a stronger Canadian dollar.
The majority of the exposure was for risks within the United States and Canada. The United States, Canada’s largest trading partner, accounted for 32% while exposure within the Canadian market totaled 30%.
When looking at risk by industry sector, our greatest exposures are within the transportation sector and the infrastructure and environment sector. Exposure to financial institutions is included in the infrastructure and environment sector and comprised 12% of our total exposure at the end of 2009.
Exposure by Program

(in millions of Canadian dollars)	2009	2008

Financing portfolio:
Financing assets(1)	27,171	31,246
Commitments and guarantees(2)	15,018	15,921

Total financing portfolio	42,189	47,167

Insurance portfolio:
Credit insurance	10,508	11,757
Contract insurance and bonding	4,079	5,398
Insurance guarantees	6,425	5,366
Political risk insurance	1,383	1,554

Total insurance portfolio	22,395	24,075

Investments and derivative instruments	7,341	5,673

Total Exposure	$71,925	$76,915

(1)	Includes gross loans receivable, equity financing and gross investment in capital leases

(2)	Includes $367 million of equity financing commitments
For a detailed breakdown of the major concentrations of total gross exposure by geographical market and industry, refer to Tables 7 and 8 in Supplemental Information.
Financing Portfolio
     Loans Portfolio
We provide financing solutions to Canadian exporters and their foreign customers, to Canadian investors and to financial institutions in support of Canadian exports and foreign investments. These financing solutions facilitate greater access to working capital for companies of all sizes, strengthen banks’ capacity to better respond to their customers’ needs, and give exporters a competitive advantage by enabling them to bring buyer financing capacity to the table when competing for export contracts. These financing products enable Canadian companies to provide their customers with flexible, medium- or long-term financing.
Financing Transactions

	2009	2008	2007	2006	2005

Number of financing transactions signed	1,433	1,343	1,156	1,054	730
Average transaction value (in millions of Canadian dollars)	$8	$10	$11	$9	$7
Number of customers supported	656	600	594	515	380

EDC ANNUAL REPORT 2009      49

MANAGEMENT’S DISCUSSION AND ANALYSIS
Gross Loans Receivable
Gross loans receivable totaled $26,823 million at the end of 2009, a decrease of $4,075 million or 13% from 2008. The main factor contributing to this decline was a stronger Canadian dollar at the end of 2009 which reduced gross loans receivable by $4,152 million. Net loan disbursements were $92 million for the year which is significantly lower than the $6,735 million of net disbursements in 2008. The decrease was the result of higher repayments, including loan prepayments mainly in our sovereign portfolio, combined with lower volume. Although total financing volume decreased in 2009, the number of financing transactions increased as well as the number of customers served.
In assessing the credit risk profile of our loan portfolio, we rate our obligors using a system of 16 credit ratings (AA to Impaired) as established in our credit risk rating methodology. These ratings are reviewed on a regular basis. Based on their ratings, we then categorize our loans receivable into three risk classifications: investment grade performing, below investment grade performing and impaired.
There was a decline in the credit quality of our gross loans receivable which is not surprising given the difficult economic climate during 2009. The proportion of below investment grade loans increased to 55% from 53% in 2008. There was also increased risk within the below investment grade portfolio as the proportion of loans rated “C” or below increased to 12% of our portfolio from 8% in 2008.
Impaired Loans
Impaired loans represent loans for which we no longer have reasonable assurance that the full amount of principal and interest will be collected on a timely basis in accordance with the terms of the loan agreement. At the end of 2009, impaired gross loans receivable totaled $924 million, compared to $883 million at the end of 2008. During the year 28 commercial loans in 12 countries totaling $549 million became impaired (2008 – $219 million) while four loans totaling $281 million were reclassified to performing status (2008 – $1 million). Impaired loans as a percentage of total gross loans receivable increased from 2.9% in 2008 to 3.4% in 2009.
Table 9 in Supplemental Information provides additional information on impaired loans including country and industry concentration.
Commercial Loans and Loan Guarantees

	Gross loans		Loan	Total		Total
(in millions of Canadian dollars)	receivable	Commitments	guarantees	exposure	2009	exposure	2008
Industry				$	%	$	%

Aerospace	8,671	2,848	107	11,626	29	11,574	27
Extractive	4,859	3,552	160	8,571	22	9,648	22
Surface transportation	4,088	882	1,928	6,898	18	7,830	18
Infrastructure and environment	3,967	1,532	629	6,128	16	6,783	15
Information and communication technology	3,740	1,230	184	5,154	13	6,307	14
Other	256	371	339	966	2	1,542	4

Total	$25,581	$10,415	$3,347	$39,343	100	$43,684	100

The commercial loans and guarantees portfolio decreased in 2009 by $4,341 million or 10% to $39,343 million, primarily as a result of foreign exchange translation. Disbursements on commercial loans exceeded repayments by $1,076 million in 2009 which is lower than the $6,973 million of net loan disbursements experienced in 2008. In addition, commitments decreased mainly as a result of reduced signing volumes in 2009.
As depicted in the chart, the distribution of exposure among the five largest industry sectors remained relatively consistent with 2008. Together the aerospace, extractive and surface transportation sectors accounted for 69% of our total commercial exposure in 2009 (2008 – 67%). This is reflective of the importance of these three exporting sectors in the Canadian economy, whose share of total Canadian exports was 54% in 2009 (2008 – 59%).
50      A TRUSTED PARTNER IN TROUBLED TIMES

MANAGEMENT’S DISCUSSION AND ANALYSIS
Our largest commercial exposures in 2009 resided with eight U.S. counterparties and one Indian counterparty within three industry sectors, which collectively represented $9,249 million, or 24% of the total commercial exposure. This includes four airline counterparties in the aerospace sector which totaled $5,345 million (14%) and two telecommunication companies within the information and communication technology sector which totaled $1,415 million (4%). In the surface transportation sector, there is one passenger rail company which totaled $1,083 million (3%), one transit authority which totaled $805 million (2%) and one railcar leasing company which totaled $601 million (1%).
The ratio of below investment grade exposure to total commercial exposure increased from 52% in 2008 to 53% in 2009. The largest concentrations of commercial below investment grade exposure are within the aerospace (49%), infrastructure (15%) and information and communication technology (13%) sectors.
Sovereign Loans and Loan Guarantees

(in millions of	Gross loans		Loan	Total			Total
Canadian dollars)	receivable	Commitments	guarantees	exposure	2009		exposure	2008
Country				$	%		$	%

Ukraine	—	355	—	355	17	China	949	33
Saudi Arabia	—	207	—	207	10	Indonesia	223	8
Mexico	89	88	—	177	8	Mexico	223	8
Indonesia	145	4	—	149	7	Uruguay	174	6
Uruguay	—	—	143	143	7	Dominican Republic	161	6
Ivory Coast	138	—	—	138	6	Ivory Coast	153	5
Serbia	124	—	—	124	6	Serbia	145	5
Other	746	24	68	838	39	Other	828	29

Total	$1,242	$678	$211	$2,131	100	Total	$2,856	100

The sovereign loans and guarantees portfolio decreased by $725 million or 25% from 2008. This decrease was primarily due to the impact of loan repayments, including one large loan prepayment from China of $578 million, exceeding disbursements by $984 million. This was partially offset by an increase in loan commitments as a result of large loan signings in Ukraine and Saudi Arabia.
In 2009 below investment grade exposure accounted for 66% of the total sovereign portfolio (2008 – 48%). The proportion of below investment grade exposure increased because the reduction in sovereign exposure in 2009 was primarily due to repayments on investment grade loans.
Allowance for Losses on Loans, Loan Commitments and Guarantees
The total allowance for losses on loans, loan commitments and guarantees was $2,661 million at the end of 2009, a decrease of $74 million from the 2008 allowance of $2,735 million.
The key components resulting in the decrease in the allowance in 2009 were as follows: the decrease of the market overlays ($347 million) and the stronger Canadian dollar ($452 million). These decreases were partially offset by negative credit migration ($525 million), and updates to collateral values ($186 million). Although we experienced negative credit migration across all industries in our portfolio the most pronounced credit deterioration was within the automotive, aerospace and financial institutions sectors.
The total allowance as a percentage of exposure at the end of 2009 increased to 6.4% from 5.9%. This is largely as a result of additional allowances resulting from an increase in below investment grade exposures as a percentage of total exposure and increases in specific allowances on impaired loans and guarantees.
EDC ANNUAL REPORT 2009      51

MANAGEMENT’S DISCUSSION AND ANALYSIS
Components of the Allowance

(in millions of Canadian dollars)	2009	2008

Base allowance	2,050	1,860
Counterparty concentration	192	282
Market overlays:
Commercial unsecured portfolio	51	203
Automotive	—	195
Other	17	22

Total general allowance	2,310	2,562
Specific allowances	351	173

Total allowance for losses on loans, loan commitments and guarantees	$2,661	$2,735

For a breakdown of the general allowance for losses on loans, loan commitments and guarantees by industry of risk, please refer to Table 10 in Supplemental Information.
Base Allowance
We classify our performing exposure into categories based on obligor credit rating, industry of risk for commercial obligors and whether the exposure is secured. For secured portfolios, the exposure for each obligor is reduced by the fair value of collateral adjusted for estimated repossession costs. Based on these exposure categories we determine the appropriate base allowance. Loss severity is determined based on historical loan loss rates and by management estimates for each of our exposure categories and default rates are based on a weighted average of Moody’s and Standard & Poor’s default tables.
The base allowance increased by $190 million in 2009 to $2,050 million primarily as a result of negative credit migration and a decline in the collateral values in our secured aerospace portfolio as well as other updates to the independent variables. These increases were partially offset by the impact of foreign exchange. During the year the independent variables used in the base allowance calculation were reviewed and updated where appropriate, to reflect current data. Updating the probability of default rates resulted in an increase in the base provision rates used for 2009.
Allowance Overlays
In addition to the base allowance, we add overlays as required to the general allowance. A concentration overlay is added to reflect the additional risk that we assume when our exposure to a specific counterparty is over a certain threshold. Market overlays are also established to take into consideration that current financial uncertainties are not always reflected in current credit ratings. The overlays are more fully explained in the following sections.
Counterparty Concentration Overlay
A concentration component is added to adequately provision for sovereign and commercial counterparties whose level of exposure is deemed by management to represent an increased amount of risk. A counterparty whose exposure exceeds 10% of our shareholder’s equity based on the previous year’s audited financial statements, will attract a concentration component calculated on the portion of exposure over the threshold.

We had a concentration overlay of $192 million at the end of 2009 compared to $282 million a year earlier. In 2009 fewer counterparties had exposure that exceeded the concentration threshold as a result of repayments during the year as well as a stronger Canadian dollar at the end of the year. Obligors within the aerospace sector comprise 96% of the concentration overlay (2008 – 89% aerospace).
Market Overlays
Market overlays are added to our allowance to reflect the risk that the impact of recent economic events is not fully captured in current credit ratings. At the end of 2008, as a result of the turbulent economic climate we concluded that the credit ratings might not be fully reflective of the economic events that occurred in the latter part of the year and therefore it was likely that, at our balance sheet date, there were additional losses within our portfolio which had been incurred but not yet captured in our base allowance. Consequently, we established market overlays on the automotive sector and the remainder of our unsecured portfolio to reflect the increased risk in these portfolios.
52      A TRUSTED PARTNER IN TROUBLED TIMES

MANAGEMENT’S DISCUSSION AND ANALYSIS
Automotive – In general, the negative credit migration contemplated in the overlay established at the end of 2008 occurred during 2009. Our assessment of the automotive portfolio at the end of 2009 indicated that the current obligor credit ratings properly reflect the level of credit risk inherent in this portfolio. As a result, there was no longer a requirement for an overlay.
Commercial Unsecured Portfolio – At the end of 2009, we reviewed our commercial unsecured overlay and concluded that there are certain sectors within certain regions that continue to be impacted by the current economic uncertainty. Based on this analysis we calculated an overlay on those obligors that we assessed to be most at risk of further downgrades and potential default. This resulted in an overlay of $51 million at the end of 2009, $152 million less than the overlay applied in 2008.
Specific Allowances
We establish specific allowances for impaired loans on an individual loan basis to recognize impairment losses. Specific allowances increased from $173 million in 2008 to $351 million in 2009. This was primarily the result of an increase in our impaired loan portfolio in 2009 as well as increases to specific allowances on existing obligors.
Equity Financing
EDC plays a valuable role in helping Canadian companies access capital and financing. We maintain a portfolio of equity investments focused on promising Canadian late-stage start-ups or established small and mid-sized entities to aid these companies in growing and expanding beyond the Canadian border. In addition, we invest offshore with an emphasis on emerging markets where such investment can serve to facilitate the connection of Canadian business activity into international markets. Our investments are made both directly into Canadian businesses and into funds which in turn invest in Canadian or international businesses. With the goal of growing Canadian exporters and facilitating foreign business connections, investments are normally held for periods greater than five years. Divestitures are generally made through the sale of our investment interests to third parties or through listing on public markets.
Consistent with our business goal of growing equity investments, the portfolio increased by $134 million from 2008 or 31%. This was the result of new investments and increased commitments in 2009 which were partially offset by foreign exchange translation. During the year, we signed an additional $160 million of equity financing arrangements (2008 – $208 million).
Our exposure within both the domestic and emerging market sectors grew in 2009. These two markets represent 87% of our equity financing in 2009 versus 78% in 2008.
Refer to Table 11 in Supplemental Information for a breakdown of exposure for our equity investments.
Capital Leases
We have a gross investment in capital leases of $152 million (2008 – $198 million) concentrated with one obligor in the aerospace industry in the United States. This exposure is below investment grade.
Insurance Portfolio
Credit insurance supports export growth and mitigates risks by providing companies with the confidence to do business abroad knowing that their receivables will be paid should their buyer default on payment. It also enhances their cash flow as banks are generally comfortable providing additional support when their customer’s foreign receivables are insured.
EDC’s bonding products are used by companies to guarantee their contract performance. Importantly, these products also help free up working capital. EDC provides guarantees to private banks so they can issue guarantees to an exporter’s customers and suppliers. By working with our surety partners, EDC also makes it easier for Canadian companies to have surety bonds issued, without tying up a company’s cash flow.
Numbers of Customers Served

	2009	2008

Credit insurance	6,327	6,137
Contract insurance and bonding	1,226	1,249
Political risk insurance	52	55

Total	7,605	7,441

As companies diversify their supply and distribution networks and expand into new markets, they are often exposed to political risks that can result in significant losses. This is particularly true of emerging markets, where political events could adversely impact a company’s foreign operations. EDC’s political risk insurance provides peace of mind to companies and their financial intermediaries that, when faced with such risks, their assets will be protected, enabling them to take advantage of export and investment opportunities in emerging markets.
In addition to directly underwriting insurance policies we also assume exposure from other insurers to fulfill our mandate to support Canadian exporters. We also cede reinsurance to other insurance companies to mitigate our risk. The ceding arrangements provide greater diversification of the business and minimize the net loss potential arising from large exposures.
EDC ANNUAL REPORT 2009      53

MANAGEMENT’S DISCUSSION AND ANALYSIS
Contingent Liabilities Under Insurance Policies
The total liabilities associated with insurance policies and guarantees outstanding at the end of the year are referred to as contingent liabilities in the notes to our financial statements and are also referred to as exposure under the insurance programs throughout the management’s discussion and analysis section of this annual report.
Contingent liabilities under insurance policies totaled $22,395 million at the end of 2009, a decrease of 7% from 2008, due to foreign exchange translation. A stronger Canadian dollar at the end of 2009 resulted in a $2,835 million reduction of the contingent liability when compared to 2008. The foreign exchange impact on the contingent liability was partially offset by increased exposure under our contract insurance and bonding and political risk programs in 2009 as a result of higher business volume in these programs.
Credit Insurance Program
Contingent liabilities under the credit insurance program totaled $10,508 million at the end of 2009, a reduction of $1,249 million from 2008 due primarily to foreign exchange translation. The contingent liabilities included 4,822 policies in 171 countries (2008 – 4,479 policies in 159 countries). Within the credit insurance program, the proportion of investment grade exposure remained consistent with 2008 at 88%, of which 60% pertains to exposure in four countries (United States – 44%, Turkey – 6%, South Korea – 5% and Brazil – 5%).
When looking at the exposure in terms of the exporters’ insured industry sector, the proportion of exposure in both the extractive and the infrastructure and environment sectors has decreased. Total exposure in the extractive sector was $2,174 million, a decline of $823 million from 2008 primarily due to falling commodity prices as well as reduced demand. Exposure in the infrastructure and environment sector was $3,830 million, a decrease of $859 million from 2008, driven by the documentary credit insurance program.
Contract Insurance and Bonding
Contract insurance and bonding contingent liabilities totaled $10,504 million at the end of 2009 and included 4,528 policies in 144 countries (2008 – $10,764 million comprised of 4,889 policies in 144 countries).
Exposure in the performance security guarantee program increased in 2009 due to increased volume. The decrease in exposure in the surety bond program from 2008 was mainly due to fewer policies outstanding at the end of the year, in addition to the strengthening of the Canadian dollar as many of the policies are in the United States.
The proportion of investment grade exposure within the contract insurance and bonding program was 93% (2008 – 94%), largely as a result of 80% of the exposure in this program being in the United States and Canada.
Political Risk Insurance
At the end of 2009 the contingent liability for political risk insurance totaled $1,383 million and was comprised of 147 transactions in 32 countries (2008 – $1,554 million comprised of 140 policies in 38 countries). Within the political risk insurance portfolio, 61% of the exposure is below investment grade (2008 – 61%).
54      A TRUSTED PARTNER IN TROUBLED TIMES

MANAGEMENT’S DISCUSSION AND ANALYSIS
Claims

(in millions of Canadian dollars)	2009	2008

Claims paid	258	104
Claims recovered	20	24

Net claims	$238	$80

Claim payments totaled $258 million in 2009 and were comprised of 2,339 claims related to losses in 84 countries. This represents an increase of 148% from the $104 million that we paid in 2008 (1,467 claims in 66 countries). The increase was largely driven by claim payments in the documentary credit insurance program within the infrastructure and environment sector due to several bank failures in 2009. The failures that affected EDC were located in Bahrain ($55 million), Ukraine ($30 million) and Kazakhstan ($21 million) totaling $106 million.
In 2009, we recovered $22 million in total (2008 – $26 million) of which $2 million was disbursed to exporters (2008 – $2 million).
Claims Paid by Exporters’ Insured Sector

(in millions of Canadian dollars)		2009		2008
	$	%	$	%

Infrastructure and environment	145	56	30	29
Light manufacturing	31	12	14	13
Resource	30	12	22	21
Information and communication technology	23	9	7	7
Transportation	18	7	29	28
Extractive	11	4	2	2

Claims paid	$258	100	$104	100

During 2009 there were 3,198 claims with a total value of $408 million submitted to EDC for consideration, an increase from the 2,343 claims totaling $178 million submitted in 2008. This increase was mainly due to the weakened economic environment. The claims submitted in 2009 related primarily to losses in the United States ($105 million), Bahrain ($84 million), Ukraine ($45 million), Brazil ($26 million) and Kazakhstan ($23 million).
At the end of 2009, the value of claims requests that were still under consideration was $32 million (2008 – $32 million).
For a breakdown of claims by size concentration, refer to Table 12 in Supplemental Information.
EDC ANNUAL REPORT 2009      55

MANAGEMENT’S DISCUSSION AND ANALYSIS
Allowance for Claims on Insurance
At the end of December 2009, the allowance for claims on insurance was $720 million, a decrease of $35 million or 5% from the 2008 allowance of $755 million.
The allowance for potential claims on insurance policies that we have ceded to reinsurance companies totaled $159 million (2008 – $157 million) and is included in the allowance for claims on insurance. These amounts were also recorded as an asset on the balance sheet as they represent the reinsurers’ share of our allowance for claims. If we were required to pay out a claim on these policies we would recover this claim payment from the reinsurer.
The allowance for claims on insurance net of reinsurers’ share was $561 million, a decrease of $37 million or 6% from the 2008 net allowance of $598 million. The decrease was mainly due to the movement of foreign exchange rates.
The net allowance as a percentage of the contingent liability related to insurance policies and guarantees was 2.5% for 2009, consistent with 2008.
The allowance is based on an actuarial valuation of the insurance policy and claim liabilities. The actuarial valuation uses simulation techniques and is based on assumptions (frequency of claim, severity of loss, loss development and discount rates used) relevant to the insurance programs and is derived from our own experience.
As permitted by the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3862 – Financial Instrument – Disclosures, we have displayed certain parts of our Management’s Discussion and analysis, which discuss the nature, extent and management of credit, liquidity and market risks, in a brown-tinted font. These disclosures form an integral part of our audited Consolidated Financial Statements for the year ended December 31, 2009.
Investments and Derivative Financial Instruments
The Department of Finance sets out guidelines that define the minimum acceptable counterparty credit rating pertaining to our investments and derivative financial instruments. In addition, we have policies which are reviewed and re-approved annually by the Board, and procedures which establish credit limits for each counterparty, and are reviewed by management no less than annually. These policies and procedures are designed to limit and manage the credit risk associated with these financial instruments.
Our interest-bearing deposits and investment portfolio expose us to the risk that the deposit-taking institutions or the investment issuer will not repay us in accordance with contractual terms. Our potential deposit and investment credit exposure is represented by the carrying value of the financial instruments.
The following table provides a breakdown, by credit rating and term to maturity, of our deposits, investments, and their related derivatives credit exposure.
(in millions of Canadian dollars)

	Remaining term to maturity
			Over 3	2009	2008
Credit rating	Under 1 year	1 to 3 years	years	Net exposure	Net exposure

AAA	1,953	357	448	2,758	2,008
AA+	155	—	—	155	65
AA	714	10	49	773	621
AA-	1,335	52	27	1,414	1,000
A+	224	—	—	224	123
A	58	—	—	58	27
A-	25	—	—	25	—

Total	$4,464	$419	$524	$5,407	$3,844

Derivatives expose us to the risk that the counterparty will not repay us in accordance with contractual terms. Our potential derivative credit exposure is represented by the replacement cost of contracts that have a positive fair value. For a more in-depth discussion on the use of derivatives, please refer to the section on derivatives (see page 63).
56      A TRUSTED PARTNER IN TROUBLED TIMES

MANAGEMENT’S DISCUSSION AND ANALYSIS
All swaps are transacted with high credit quality financial institutions. We operate a collateral program to mitigate credit exposure related to swaps used to hedge risk within our funding program. As market rates move between the settlement date and maturity date of the swap, the financial instrument attains value such that to terminate the swap early, one counterparty would need to make a payment to the other to compensate for the movement in rates. In order to mitigate the credit risk, we often enter into collateral agreements with financial institutions with whom we undertake swap transactions. Under the terms of the swap agreements, when the credit exposure surpasses an agreed upon threshold, collateral in the form of government securities is posted with an independent third party by our swap counterparty. At the end of December 2009, $1,247 million was posted as collateral by our counterparties to mitigate credit risk associated with swap agreements.
The following table provides a breakdown, by credit rating and term to maturity, of our derivative credit exposure and how it is offset against exposure netting amounts and collateral held. Exposure netting amounts represent derivative contracts where there is an agreement with the counterparty (netting agreement) that allows us to offset the counterparty’s derivative credit exposure to us against our credit exposure to that same counterparty. After applying both exposure netting and collateral held our net exposure is $563 million (2008 – $685 million).
(in millions of Canadian dollars)

	Remaining term to maturity
	Under 1	1 to 3	Over 3	Gross	Exposure	Collateral	2009	2008
Credit rating	year	years	years	exposure	netting*	held	Net exposure	Net exposure

AAA	—	—	—	—	—	—	—	32
AA+	—	—	—	—	—	—	—	—
AA	258	81	175	514	(95)	(215)	204	316
AA-	268	814	262	1,344	(4)	(1,011)	329	277
A+	—	26	22	48	—	(21)	27	28
A	—	1	2	3	—	—	3	32

Total	$526	$922	$461	$1,909	$(99)	$(1,247)	$563	$685

*	As a result of netting agreements
Credit risk for investments and derivative financial instruments is reported on a quarterly basis to the Asset Liability Management Committee and to the Risk Management Committee of the Board.
Our credit risk policies, processes and methodologies have not changed materially from 2008.
Capital Management
Our Capital Adequacy Policy ensures that we are appropriately capitalized and that our capital position is identified, measured, managed, and regularly reported to the Board.
Capital adequacy is a measurement of the demand for capital, that is, the amount of capital required to cover the credit, market, operational, business, and strategic risks we have undertaken compared to the supply of capital or the existing capital base. The demand is calculated by a model which estimates the capital required to cover the extreme value of potential losses (including both expected and unexpected losses) arising from credit, market and operational risk, and business risk along with a designated capital allocation for strategic initiatives under strategic risk. The supply is determined by our financial statements and consists of paid-in share capital, retained earnings and allowances. We target a level of capitalization sufficient to cover potential losses consistent with a rating standard of AA. This solvency standard aligns with best-in-class practices of leading financial institutions and with the key principles of financial self-sufficiency.
We strive to ensure that our risk and capital management policies are aligned with industry standards and are appropriately sophisticated relative to our risk profile and business operations. While we are not subject to Basel II requirements, we are taking steps to ensure that the Corporation’s risk and capital management approaches evolve commensurately where appropriate.
Being appropriately capitalized has allowed us to fulfill our mandate and sustain continued risk capacity for Canadian exporters and investors despite a more difficult credit environment.
EDC ANNUAL REPORT 2009      57

MANAGEMENT’S DISCUSSION AND ANALYSIS
Our capital is first and foremost available to support Canadian exporters and investors for the benefit of Canada and it is our express intention to maximize the utilization of our capital in support of our mandate. The Capital Adequacy Policy does, however, recognize that there may be situations in which the Board of Directors may wish to authorize a dividend payment. Therefore, the Capital Adequacy Policy includes a potential dividend methodology to guide the Board of Directors in determining the dividend amount that EDC can afford to pay.
Our Capital Adequacy Policy has enabled us to improve strategy development and decision making including forward looking capital based planning and allocation. This capability is aligned with the more advanced approaches under Basel II which promote, among other things, a more forward looking measure of capital adequacy.
We monitor our credit portfolios on an ongoing basis and evaluate the impact of potential credit migration on our capital adequacy.

(in millions of Canadian dollars)	2009	2008

Demand for capital
Credit risk	7,052	6,581
Market risk	2,006	2,063
Operational risk	340	304
Business risk	15	—
Strategic risk	397	472

Total demand for capital	$9,810	$9,420

Supply of capital	$9,810	$9,449

EDC rating	AA	AA

Off Balance Sheet Arrangements
In the normal course of business, we engage in a variety of transactions with variable interest entities (VIEs). In accordance with GAAP, those VIEs for which we have a significant variable interest, but are not the primary beneficiary, have not been consolidated on our balance sheet. These transactions are generally undertaken for risk, capital, and funding management purposes that benefit our customers and typically involve the use of special purpose entities (SPEs). SPEs are generally created for a single purpose, have a limited lifespan, and are used for risk management, legal, or taxation reasons to hold specific assets for its benefactors.
In certain financing transactions, SPEs are used to securitize assets and are typically highly debt-leveraged and, in certain circumstances, equity guarantees may also be used. EDC may also use SPEs to hold assets that have been foreclosed upon and cannot be held directly for legal or taxation reasons, typically for foreclosed assets in foreign countries.
For more discussion and complete disclosure of our involvement with VIEs, please refer to Note 26, Variable Interest Entities, in the notes to the consolidated financial statements.
Financial Instruments
Given the nature of our business, our assets and liabilities are substantially composed of financial instruments. Financial instrument assets include cash resources, securities, equity financing, loans and recoverable insurance claims, while financial instrument liabilities include accounts payable, loans and loan guarantees. We also use a variety of derivative financial instruments including interest rate swaps, cross currency interest rate swaps, foreign exchange swaps, foreign exchange forwards, non-deliverable forwards and credit derivatives.
In accordance with generally accepted accounting principles, the majority of financial instruments are recognized on the balance sheet at their fair value. These financial instruments include held-for-trading and available-for-sale marketable securities, derivative financial instruments, loans payable designated as held-for-trading, and equity financing designated as held-for-trading. Note 2 of the consolidated financial statements outlines the accounting treatment for our financial instruments while Note 24 provides details of how their fair values are determined.
We use derivatives to manage interest rate risk, foreign exchange risk, and credit risk. These derivatives are only contracted with creditworthy counterparties in accordance with policies established in the Risk Management Office and approved by our Board of Directors. Both our internal policies and guidelines and those set by the Minister of Finance limit our use of derivatives. We do not use derivatives for speculative purposes. We manage our exposure to derivative counterparty credit risk by contracting only with creditworthy counterparties, and in certain cases entering into collateral agreements with those counterparties. For further discussion on our risk management framework, refer to Risk Management on the following page.
58      A TRUSTED PARTNER IN TROUBLED TIMES

MANAGEMENT’S DISCUSSION AND ANALYSIS
Risk Management
“Our capital and risk management frameworks enabled EDC to respond to the challenge of helping our customers to weather the economic downturn in 2009 while balancing the need to ensure the enduring financial strength of the Corporation.”
Derek Layne
Vice-President and Chief Risk Officer
EDC manages risk against an Enterprise Risk Management Framework. We have a centralized, independent Risk Management Office, staffed with experienced professionals, which manages credit and market risk arising from our lending, insurance and treasury activities. Management of our overall capacity to carry all the risks embedded in our asset and liability portfolios is the core activity. This is achieved through our capital management framework and supported by well established policies and processes governing credit risk intake and exposure to interest rate and foreign exchange risks. Naturally, this requires close cooperation between Risk Management, the lines of business and Treasury.
The year began with financial markets in the worst, most volatile condition in decades. Credit spreads widened to record levels in early 2009 and primary credit availability for all but the best borrowers ground to a halt across global markets as battered banks worked to shore up their own balance sheets. The economic downturn also created very challenging market conditions for a number of important sectors of the Canadian economy.
Against this backdrop, and while most other financial institutions were reducing their risk appetite, EDC was challenged by our mandate to step up and take on more risk to support our customers who were impacted by these markets. Our established risk management practices served us well in meeting this challenge. In particular, we took a number of actions in 2009 to position the Corporation to manage the heightened risks entailed by stepping up against the trend of the market.
The Government of Canada’s decision to make a $350 million capital contribution to EDC in the first quarter provided additional comfort that the Corporation could continue to take on more risk while supporting increased capital demand arising from the cumulative effects of credit deterioration, market volatility and the devaluation of the Canadian dollar which occurred in 2008. Throughout the year we continuously stress tested our portfolios for potential deterioration and assessed the potential impact on our financial strength. This enabled us to gauge our capacity to continue to take on risk for customers while managing existing exposures. An example of this was a detailed assessment of the potential impact of automotive sector bankruptcies on our credit portfolios. In parallel, we continued to implement our new capital management system which will provide us with a further improved ability to conduct stress testing in the future.
EDC’s Treasury was active in capital markets to ensure that we secured ample funds to be able to address further lending commitments for customers. We maintained larger than typical liquidity levels and a conservative investment posture throughout the year. Based on our observations of volatile market conditions over the past year or more we also established a new Liquidity Policy to guide future funding operations.
In addition, we added experienced people to our loan portfolio management and insurance claims and recovery teams in anticipation of elevated levels of portfolio deterioration, with attendant increases in claims and distressed loans. This put in place the capacity to enable us to flexibly respond to customer needs and proactively manage distressed positions in our portfolios to reasonable outcomes.
With these actions in place, we were able to deploy capacity into the market with greater confidence. The lean process changes we continued to deploy in credit underwriting allowed us to dedicate additional experienced resources to the more challenging situations as they arose. EDC did participate in a number of higher risk transactions in 2009 such that gross loans receivable rated C or less increased from 8% of the loan portfolio to 12% or $3 billion. This measured expansion of our risk appetite in 2009 in response to market conditions was in keeping with our mandate and we remain confident that overall portfolio economics and our prudent capital position can sustain losses which may arise from the credit portfolio in its entirety. In recognition of the need to manage credit portfolio concentration and risk levels, EDC concurrently established policies and infrastructure to support an expanded credit hedging program.
Looking ahead, we believe 2010 will continue to be a challenging year for many of our customers and EDC will continue to deploy our capital and our talented staff to help them accomplish their business plans.
Overview
We ensure that on a self-sustaining basis we have sufficient financial capacity to support risks acquired in the ongoing fulfillment of our mandate and in responding to the evolving needs of Canadian exporters and investors.
Through our business activities, we are exposed to a broad number of risks that have been identified and defined in our Enterprise Risk Management Framework. This Framework forms the foundation for appropriate risk oversight processes and the consistent communication and reporting of key risks that could have an impact on our execution of corporate strategies and our achievement of business objectives.
Under the Enterprise Risk Management Framework, key risks are identified and managed under the risk categories of credit, market, and operational (which includes organizational and business risks). The management of these risks is accomplished through the development and communication of policies, the establishment of formal risk review and approval processes, and the establishment of delegated authorities and limits.
Management is surveyed annually with respect to the risks or challenges facing our organization and results are detailed in an Enterprise Risk Management Report along with a risk map and presented to the Board of Directors.
EDC ANNUAL REPORT 2009      59

MANAGEMENT’S DISCUSSION AND ANALYSIS
Risk Governance Structure
The responsibilities of the various stakeholders of risk management are as follows:
     Board of Directors
The Board of Directors (the “Board”) provides oversight and carries out its mandate with respect to risk and capital management through the Risk Management Committee of the Board and the Audit Committee of the Board. The Board maintains overall responsibility for approval of (i) risk management and accounting policies and (ii) our Code of Business Ethics and Code of Conduct and (iii) the Environmental Review Directive. The Board also maintains oversight responsibilities for the management of the credit, market and other enterprise risks of the Corporation, as well as oversight of the appropriateness of internal control systems and policies governing Corporate Social Responsibility.
     Risk Management Committee of the Board
This Committee assists the Board in fulfilling its oversight responsibilities with respect to the prudent management of our capital structure, including the management of the credit, market and other enterprise risks of the Corporation.
     Audit Committee of the Board
This Committee assists the Board in fulfilling its oversight responsibilities with respect to our standards of integrity and behaviour, financial reporting, and internal control systems. The Audit Committee also monitors our corporate compliance program.
     Executive Management Team
The Executive Management team has primary responsibility for the management of our risks, standards of integrity and behaviour, financial reporting, and internal control systems. The Executive Management team undertakes this responsibility through various management oversight committees, by ensuring an appropriate organizational structure and governing policies are in place, and through independent validation by audit.
     Management Risk Management Committee
This committee provides an independent endorsement as to the acceptability of certain credit commitments and acts as the authority for recommending risk policies to the Board for approval, and establishing internal risk management policies and procedures.
     Asset Liability Management Committee
This committee acts as authority for recommending Market Risk Management policies to the Board for approval, and ensuring that policies are supported by appropriate procedures and practices for the measurement, management and reporting of market risk. In addition, the committee ensures that treasury risk positions are managed within policy limits, and addresses such risk practices as diversification requirements, and reporting and monitoring of guidelines.
     Risk Transfer Committee
This committee acts as authority to endorse recommendations for most secondary risk transfer activities for portfolio management purposes.
While all areas of EDC have some responsibility for risk management, the three key risk management groups are the Risk Management Office, Corporate Finance and Control, and Internal Audit.
60      A TRUSTED PARTNER IN TROUBLED TIMES

MANAGEMENT’S DISCUSSION AND ANALYSIS
     Risk Management Office (RMO)
RMO is responsible for risk policy and management of the financial risks impacting the Corporation including credit risk, market risk, capital adequacy and liquidity risk. This includes developing and maintaining policies and standards that reflect our risk appetite and comprehensive and timely reporting to management and the Board on major risks being assumed or facing the organization. RMO also identifies and reports to the Board on broader enterprise wide risks including operational and organizational risks.
     Corporate Finance and Control (CFC)
CFC is responsible for financial planning, accounting, financial reporting, procurement, as well as cash receipts and disbursements. CFC ensures that appropriate controls exist to ensure complete and accurate financial reporting and effective cash management.
     Internal Audit (IA)
IA independently monitors and reports on the effectiveness, adequacy and sustainability of business processes, risk management processes and related internal controls used by management to achieve our business objectives. All activities of the organization are within the scope of the internal audit group’s responsibility. IA uses a risk-based audit methodology that is reflective of the Institute of Internal Auditors standards, incorporates Enterprise Risk Management and includes input from management. IA reports directly to the Audit Committee of the Board of Directors, in addition to communicating results to auditees, leaders and executive management.
Credit Risk Management
Credit risk is the risk of loss incurred if a counterparty fails to meet its financial commitments. We are exposed to credit risk under our loans and insurance programs and treasury activities.
We manage credit risk in the organization through policy requirements, established authorities and limits, mitigation activities and reporting. Our Credit Risk Management Policy sets out our requirements on credit granting, concentration, counterparty and country limits, risk rating, exposure measurement, monitoring and review, portfolio management and risk transfer, as well as management and Board reporting.
     Credit Granting
We deliver our products and services through sector-based business teams grouped under insurance or financing. The business teams are responsible for the proper due diligence associated with each credit commitment. Every credit commitment requires recommendation and approval. Credit commitments in excess of certain thresholds also require independent endorsement by the Risk Management Office (RMO) or the Management Risk Management Committee. The purpose of endorsement is to ensure that all relevant, tangible risks in the proposed credit commitment have been identified, assessed and mitigated where possible. The credit rating of a transaction and/or the dollar amount of exposure at risk determines whether endorsement must be provided by the Management Risk Management Committee or the RMO. All transactions above U.S. $300 million require authorization by the Board of Directors. However, this threshold can be reduced as low as U.S. $200 million for transactions with lower credit quality. Our credit approval process includes early involvement of a senior management committee in the transaction review process and more integrated engagement on transactions between our risk management, underwriting, and business development professionals. We will continue to make improvements to our credit approval process as part of a broader initiative to enhance the efficiency of our loan underwriting process while retaining our quality standards.
We bear counterparty risk through our treasury liquidity and derivative portfolios. Treasury counterparties are analyzed and credit limits are recommended by Market Risk Management (MRM), a team within the RMO. Recommended counterparties are endorsed by either the RMO or Management Risk Management Committee. Every treasury credit commitment requires the approval of at least two individuals with delegated approval authority. All treasury credit exposures are measured on a fair value basis and compliance with policy and operational limits is measured daily. The Department of Finance sets out guidelines that define the minimum acceptable counterparty credit rating pertaining to our investments and derivative financial instruments. In addition, we have policies and procedures in place to limit and to manage the credit risk associated with these financial instruments and to define collateral requirements for treasury counterparties.
     Concentration Limits
To ensure diversification of risks within our credit commitments, we have established risk limits in place to protect against being overly concentrated to any one country, industry sector or commercial obligor. All limits are determined based on our capital base and risk factors associated with the exposure including the obligor rating, country rating, associated collateral and EDC product type. Exposures beyond the risk limits require either Presidential approval within discretionary limits or review by the Risk Management Committee and approval of the Board of Directors.
     Risk Ratings
We have developed risk rating methodologies for all of our product lines. Many of the obligor risk rating methodologies use a combination of Moody’s and/or Standard & Poor’s external ratings and/or our internal ratings based (IRB) methodologies. Some of our IRB methodologies use vendor provided credit risk analysis/ratings tools such as Moody’s Financial Analyst, Risk Advisor, and RiskCalc. We recently launched an initiative to upgrade and standardize our risk rating methodologies and related business processes. At the credit granting stage, all obligors are rated except for obligors with very small exposures (typically representing less than 1% of total exposure). We rate our obligors on a rating scale of between 8 and 16 credit grades depending on the product type. The obligor risk ratings are reviewed on a regular basis. Our Economics team is responsible for establishing, monitoring and approving country risk ratings. The country risk ratings are based on a letter grade rating system, like that of the external rating agencies; and correspond to the OECD’s zero to seven scale. Country risk is continually reviewed by the department to take into consideration any changes in the world environment or a specific country.
EDC ANNUAL REPORT 2009      61

MANAGEMENT’S DISCUSSION AND ANALYSIS
With respect to treasury related counterparties, each counterparty must be rated by at least two external rating agencies for credit exposure of greater than one year term to maturity, and at least one external rating agency for credit exposure of less than one year term to maturity. The risk rating for treasury counterparties is determined by the external ratings.
     Exposure Measurement
To ensure that the level of credit risk is transparent to both Management and the Board of Directors, our credit exposure measurement guideline requires information reporting and comparison of the aggregated exposures within a portfolio against prescribed limits such as country, industry, and commercial obligor. We also report on approved short-term buyer limits under our accounts receivable insurance program.
     Monitoring and Review
Our operating practices include ongoing monitoring of credit exposures. Specialized teams have been created to monitor and manage credit exposure within the different product lines which include monitoring of events in the country and industry of the obligor. The Asset Management team within the RMO is responsible for managing the credit quality and financial performance of our portfolio of commercial loans and guarantees both at the transaction and portfolio levels. This specialized team undertakes loan reviews and risk ratings, and regularly monitors borrowers and the credit risk environment including research and assessment of financial, operating and industry trends. Our portfolio of credit insurance counterparties is actively monitored by our Risk Assessment and Portfolio Management team. In addition, deteriorating credits are managed by teams that specialize in restructurings, Paris Club reschedulings, claims, and recoveries. Management and the Board of Directors are frequently apprised on the credit quality of the portfolio through regular reporting including quarterly detailed reporting on the breakdown of the portfolio by risk ratings, impaired obligors, loan write-offs and claims information.
     Portfolio Management and Risk Transfer
The goal of portfolio management is to ensure our ability to pursue mandate related opportunities while taking into consideration the availability of financial resources and limit constraints. Management and our Board of Directors are regularly updated on our portfolio of credit exposures through quarterly compliance reporting against concentration limits. We use both primary and secondary portfolio management activities to address imbalances or excess concentrations including, but not limited to, syndication at credit origination, the sale of assets, insurance, reinsurance and hedging using credit derivatives.
We implemented a hedging program in 2009 that has facilitated more extensive use of credit derivatives for risk mitigation purposes.
     Management and Board Reporting
RMO provides timely and comprehensive risk reporting to Management and the Board on major risks being assumed by or facing EDC, enabling appropriate management and oversight. This reporting includes, but is not limited to a (i) quarterly risk management report, (ii) monthly credit risk policy compliance report, (iii) monthly capital adequacy report, and (iv) monthly report detailing our liquidity position. In addition, significant credit risk issues and action plans are tracked and reported to ensure management accountability and attention are maintained.
Market Risk Management
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign exchange risk, interest rate risk, and other price risk. We are exposed to potential losses as a result of movements in interest and foreign exchange rates.
Through our policies and procedures, we ensure that market risks are identified, measured, managed, and regularly reported to Management and the Board of Directors. Our Market Risk Management Policy sets out our requirements on interest rate and foreign exchange exposure limits, liquidity, investment, debt funding, derivatives and structured notes, management of the credit risk for treasury counterparties, and management and Board reporting. The Asset Liability Management Committee, which is chaired by the Chief Financial Officer, oversees and directs the management of market risks inherent within our normal business activities. Risk oversight is provided by the MRM team within the Risk Management Office.
     Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to potential adverse impacts on the value of financial instruments resulting from differences in the maturities or repricing dates of assets and liabilities both on and off-balance sheet, as well as from embedded optionality in those assets and liabilities.
Our interest rate risk is managed in accordance with guidelines established by the Department of Finance as well as policies set by the Board of Directors. We report interest rate risk on a quarterly basis to the Asset Liability Management Committee and to the Risk Management Committee of the Board.
Our interest rate risk policy limits are tested on a monthly basis to ensure compliance with our policy. Interest rate risk is measured by simulating the impact of a 100 basis point change on our net financing and investment income.
62      A TRUSTED PARTNER IN TROUBLED TIMES

MANAGEMENT’S DISCUSSION AND ANALYSIS
     Interest Rate Sensitivity
The table below presents the sensitivity of the net financing and investment income, the net income and the other comprehensive income (loss) to a parallel 100 basis point change in interest rates given the outstanding positions as of December 31, 2009.
Interest rate change

(in millions of Canadian dollars)		2009		2008
	+100 Basis	–100 Basis	+100 Basis	–100 Basis
	Points	Points	Points	Points

Change in net financing and investment income	20	(20)	7	(7)
Change in net income	(28)	29	(6)	6
Change in other comprehensive income (loss)	(24)	25	(18)	19

     Foreign Exchange Risk
Foreign exchange risk is the potential adverse impact on the value of financial instruments resulting from exchange rate movements. We are exposed to foreign exchange rate risk when there is a mismatch between assets and liabilities in any currency. We manage foreign exchange risk with the objective of measuring, monitoring and managing the effects of currency fluctuations on our earnings.
Our foreign exchange risk is managed in accordance with guidelines established by the Department of Finance as well as policies approved by the Board. We report our foreign exchange risk on a quarterly basis to the Asset Liability Management Committee and to the Risk Management Committee of the Board.
In addition to the guidelines and policies described above, we also have supplemental operational limits and reporting requirements. Management of foreign exchange risk is enabled through monthly risk position monitoring and reporting.
As per our policy, the potential translation loss impact to one month’s net financing and investment income (NFII) as measured by a two standard deviation change in foreign exchange rates is limited to 2.5% of projected 12 month NFII, on a consolidated Canadian dollar equivalent.
The table below presents the sensitivity of the net income and the other comprehensive income (loss) to changes in the value of the Canadian dollar versus the other currencies we are exposed to given the outstanding positions as of December 31, 2009.
Canadian dollar relative to other currencies

(in millions of Canadian dollars)		2009		2008
	Increases	Decreases	Increases	Decreases
	by 1%	by 1%	by 1%	by 1%

Change in net income	7	(7)	7	(7)
Change in other comprehensive income (loss)	(7)	7	(4)	4

     Derivatives
We use a variety of derivatives to manage costs, returns and levels of financial risk associated with funding, investment and risk management activities. The principal purpose for which we use derivatives is to hedge against foreign exchange and interest rate risk. Our use of derivatives may include, but is not restricted to, currency and interest rate swaps, foreign exchange swaps, futures and options. We do not use derivatives for speculative purposes.
We do not engage in the use of derivatives whose value and financial risks cannot be measured, monitored and managed on a timely basis. The MRM team formally reviews our derivative financial instrument transactions at time of inception, and on an ongoing basis to provide an independent verification on the valuation of transaction structures and of associated financial risks.
Derivatives are used to hedge risks by diversifying concentrated exposures. For example, we may balance the proportion of fixed to floating assets in our portfolio using interest rate swaps in order to diversify interest rate risk.
The following table indicates the fair value of our derivatives based upon maturity:

(in millions of Canadian dollars)	Positive	Negative	Net

Maturity less than 1 year	523	(137)	386
Maturity 1 – 3 years	908	(60)	848
Maturity 4 – 5 years	306	—	306
Maturity in excess of 5 years	172	(25)	147

Gross fair value of contracts	$1,909	$(222)	$1,687

EDC ANNUAL REPORT 2009      63

MANAGEMENT’S DISCUSSION AND ANALYSIS
Liquidity Risk Management
Liquidity risk is the risk that we would be unable to honour daily cash outflow commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions. Liquidity risk arises from two sources: mismatched cash flows related to assets and liabilities; and liquidity risk due to the characteristics of credit commitments. In 2009, we reviewed and made modifications to our liquidity framework to adjust to how the risks of our portfolio might change over time. EDC should be served well by the improvements to the framework, as our mitigation strategies are aligned to the portfolio risks associated with our various liquidity stress scenarios.
Our treasury department is responsible for our liquidity management and the MRM team is responsible for monitoring compliance with our policies and procedures. Pursuant to our risk management policies, we must maintain sufficient liquidity to meet a prescribed minimum level, based on forecasted three month cash requirements.
Within the overall policy framework, we manage our liquidity risk both within the overall policy limits and also within supplemental limits. The MRM team measures our position on a daily basis and provides a monthly report to senior management on our actual liquidity position against this minimum limit, as well as a quarterly report to the Risk Management Committee of the Board.
We maintain liquidity through a variety of methods:
▶	Cash and Marketable Securities: We hold cash and marketable securities to ensure that sufficient liquidity is available if required to meet forecasted cash requirements. During 2009, the average balance of cash and marketable securities was $4,174 million.

▶	Access to Commercial Paper Markets: In the course of our normal activities, our commercial paper programs provide us with the necessary liquidity to meet our cash requirements on a daily basis. During 2009, the average balance of commercial paper was $3,173 million with a turnover of 8.3 times.

▶	Standby Credit Facility: As a contingency, we also maintain a minimum U.S. $500 million standby revolving credit facility to further ensure our liquidity. To date, it has not been necessary to use this facility.
     Investment Risk
The Investment Policy defines the investments that we may undertake in the market place by instrument type. The investment of corporate cash holdings is governed by Section 10(1.1)(h) of the Export Development Act, Section 128 of the Financial Administration Act, and the Corporation’s Investment Authorities approved by the Minister of Finance.
     Debt Funding
The Export Development Act places limitations on our borrowings. The Act allows us to borrow and have outstanding borrowings up to a maximum of 15 times the aggregate of (a) our current paid-in capital and (b) our retained earnings determined in accordance with the previous year’s audited financial statements.
The Minister of Finance, pursuant to the requirements of the Financial Administration Act, annually approves the borrowings of the Corporation. The Debt Funding Policy is monitored on a monthly basis and reported to management and the Board on a quarterly basis.
     Contractual Obligations
In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments.
Future payments on our long-term debt and our other long-term payable over the next five years are depicted below.
We have two types of loan commitments. The first type is undisbursed amounts on signed loan agreements. The second type represents commitments we made, for which terms related to the transaction such as interest rate type and disbursement schedule have not yet been determined. This category includes letters of offer accepted and outstanding for loans and guarantees as well as unallocated, confirmed lines of credit.
Purchase obligations include those obligations that are legally binding agreements whereby we have agreed to purchase products or services with specific minimum quantities defined as fixed, minimum or variable in price over a specified period of time.
The following table provides a summary of our future payments on contractual commitments.

(in millions of Canadian dollars)	Under 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	Total

Long-term debt	6,282	11,230	3,362	2,314	23,188
Other long-term payable	7	13	13	52	85
Undisbursed loan commitments	8,814	—	—	—	8,814
Undisbursed equity commitments	105	121	141	—	367
Letters of offer accepted and outstanding	1,711	—	—	—	1,711
Confirmed LOC	459	—	—	—	459
Operating leases	19	51	57	498	625
Purchase obligations	22	21	2	2	47

Total	$17,419	$11,436	$3,575	$2,866	$35,296

64      A TRUSTED PARTNER IN TROUBLED TIMES

MANAGEMENT’S DISCUSSION AND ANALYSIS
Operational Risk Management
Operational risk is defined as the risk of direct or indirect loss resulting from the organizational environment, external events, inadequate internal processes, people, or systems. Operational risk includes risk to our reputation and the risk of not meeting our mandate or regulatory requirements.
Management is directly responsible for all activities of the Corporation, including management of operational risk. Senior management is responsible for managing risks related to their units’ objectives. Primary responsibility for the day-to-day management of operational risk lies with business unit management. Business unit management is responsible for ensuring that appropriate procedures, internal controls and processes are established to manage operational risks and to comply with corporate policies. Specialist groups such as Information Systems, Human Resources, Corporate Finance and Control, and Legal provide support and are responsible for maintaining oversight in areas such as technology, corporate data, Code of Conduct requirements, financial controls, corporate insurance and legal compliance.
We also employ a variety of programs to provide additional assurance that operational risks are appropriately managed such as the Risk Management Office’s annual Enterprise Risk Management Report based on interviews with management and the Internal Audit team’s independent and comprehensive review of the processes designed by management to manage operational risk.
In the event of an external disruption, we have a mature and comprehensive Business Continuity Plan (BCP) which has been in place since 1998. Diligent testing is performed periodically covering all aspects of the BCP, including command and control, supplier performance, infrastructure restart and recovery and, most importantly, the effectiveness and viability of the plans for the business teams. We have activated the BCP plan on more than one occasion and it has performed extremely well, maintaining the business and service to our customers with minimal disruption.
A key method by which we monitor our exposure to employee related operational risks is the biennial Employee Opinion Survey. This survey provides us with a mechanism to gather employee input on climate conditions that enable or inhibit key drivers of performance. These results drive action plans to build on our strengths and support corporate values.
As business practices evolve to address new operating environments with respect to reputational risk, we have strengthened our commitment to Corporate Social Responsibility (CSR), which is built on five essential pillars: business ethics, the environment, transparency, community investment and organizational climate. We have made a significant investment in time and resources on all of these fronts and have made CSR a central part of our ongoing business strategy. We recognize that growth and sustainability must be addressed simultaneously and that CSR is intrinsic to achieving sustainable trade. We strive to maximize Canadian exporter growth potential, while being conscientious of the environmental impacts of our business and acting in accordance with the highest ethical standards, as well as investing in our communities and our employees.
Our mandate guidelines ensure that we continue to respond to the needs of Canadian exporters and investors while satisfying our mandate. Issues of mandate that are unique or complex are referred to an internal legal committee.
Critical Accounting Policies and Estimates
A summary of our significant accounting policies can be found in Note 2 of our December 2009 consolidated financial statements. The accounting policies discussed below are considered particularly important, as they require management to make certain assumptions and estimates based on information available as at the date of the financial statements. We have established procedures to ensure that accounting policies are applied consistently and that the process for changing methodologies is well controlled, and occurs in an appropriate and systematic manner. Critical accounting estimates include the allowance for losses on loans, loan commitments and guarantees, the determination of the primary beneficiary of variable interest entities, the allowance for claims on insurance, employee future benefits and financial instruments measured at fair value.
     Allowance for Losses on Loans, Loan Commitments and Guarantees
The allowance for losses on loans, loan commitments and guarantees represents management’s best estimate of probable credit losses. The allowance includes both general and specific components. Management determines the allowances using various assumptions based on its assessment of the impact of recent events and changes in economic conditions and trends. These estimates are reviewed periodically during the year and in detail as at the date of the financial statements.
The purpose of the general allowance is to provide an estimate of probable incurred losses inherent in the loan portfolio that as yet have not been identified on an individual loan basis. Management judgment is required with respect to assessment of probabilities of default, loss severity in the event of default, review of credit quality for internally rated obligors as well as the impact of industry trends and risk concentrations on the portfolio and the required allowance.
Specific allowances are established on an individual basis for loans that management has determined to be impaired. When a loan is considered impaired the carrying value of the loan is reduced to its net realizable value. Management is required to make a number of estimates including the timing and amount of future cash flows, residual values of underlying security, as well as the initial judgment as to whether the loan is impaired or performing.
Additional information on the methodology for determining allowances for losses on loans, loan commitments and guarantees can be found in Note 2 of our consolidated financial statements.
EDC ANNUAL REPORT 2009      65

MANAGEMENT’S DISCUSSION AND ANALYSIS
     Allowance for Claims on Insurance
The allowance for claims on insurance represents our estimated future claims under the terms and conditions of our insurance policies.
The allowance is based on an actuarial valuation of the insurance policy and claim liabilities. The actuarial valuation uses simulation techniques and is based on assumptions relevant to the insurance programs and is derived from our own experience. Management judgment is required in estimating the variables that are part of the actuarial calculation of the allowance. These variables include severity of loss, loss development, frequency of claim and discount rates used. Management judgment is also used in selecting the confidence level for adverse deviation.
     Employee Future Benefits
EDC maintains defined benefit pension plans and other benefit plans. Our defined benefit pension plans provide benefits to retirees based on years of service, the best five consecutive years’ average salary of the retirees while they were employees, and a fixed percentage that varies depending on whether or not the retiree was a contributory or non-contributory member of the plan. We fund our defined benefit pension plans in accordance with actuarially determined amounts required to satisfy employee benefit obligations under current federal pension regulations, and we fund the other benefit plans as the cost of benefits are incurred.
Canadian generally accepted accounting principles require that management measure the plans’ accrued benefit obligations and annual costs using assumptions that reflect best estimates, which are generally regarded as long-term in nature. We review key assumptions on an annual basis with our actuaries by using relevant experience, in conjunction with market related data. The key assumptions include expected long-term rate of return on plan assets, rate of compensation increase, and the discount rate. The management assumption with the greatest potential impact on our pension benefit obligation is the discount rate. The discount rate is determined by reference to the yield of a portfolio of high quality fixed income instruments (rated AA or higher), which has the same duration as the plan’s accrued benefit obligation. Information on high quality Canadian corporate bonds is generally available from independent sources, and serves as a starting point in determining the discount rate. Actual results that differ from these long-term assumptions used are accumulated and amortized over future periods into pension expense and therefore, affect the recorded obligations in future periods.
Sensitivity Analysis
The following table outlines the potential impact of changes in certain key assumptions used in measuring the accrued benefit obligations and benefit costs. The sensitivity analysis contained in this table is hypothetical and should be used with caution.

	Registered pension plan		Supplementary retirement plan		Other benefit plans
(in millions of Canadian dollars)	Obligation	Expense	Obligation	Expense	Obligation	Expense

Sensitivity of Assumptions

Discount rate	6.25%	7.00%	6.25%	7.00%	6.25%	7.00%
Impact of: 1% increase ($)	(60)	(6)	(4)	—	(12)	(1)
1% decrease($)	78	9	5	—	15	1
Expected long-term rate of return on assets	n/a	7.50%	n/a	3.75%	n/a	n/a
Impact of: 1% increase ($)	n/a	(3)	n/a	—	n/a	n/a
1% decrease($)	n/a	3	n/a	—	n/a	n/a
Rate of compensation increase
Impact of: 1% increase ($)	13	2	6	—	1	—
1% decrease($)	(13)	(2)	(4)	—	(1)	—

During 2009, the performance of our pension plans’ assets was significantly improved over 2008, resulting in an increase in the fair value of our plans’ assets of $74 million mainly driven by a return on assets of $46 million in the year. During the same period, bond yields decreased which impacted the discount rate used to measure EDC’s plans’ benefit obligations and pension plans’ assets. The discount rate has decreased to 6.25% (2008 – 7.00%). The decrease in the 2009 discount rate increased the accrued benefit obligations of the plans by $43 million. These two factors will also impact the benefit expenses for fiscal years 2010 and beyond.
The financial health of a pension plan is measured by actuarial valuations, which are prepared on both an on-going and a solvency basis. The EDC registered pension plan ratios as at December 31, 2008 were 90% on an on-going basis and 79% on a solvency basis. Since EDC’s solvency ratio is less than 100%, we are required by federal pension legislation to make special quarterly solvency contributions to return the solvency ratio to 100% within five years. During 2009 we contributed special payments of $23 million into the plan and will continue to remit all required solvency payments. The next formal valuations will be conducted by the plans’ actuaries in 2010 and will be as at December 31, 2009.
Further detail of our employee future benefits costs and liability can be found in Note 34 to the consolidated financial statements. Additional information on the significant accounting policies underlying the accounting for employee future benefits is provided in Note 2.
66      A TRUSTED PARTNER IN TROUBLED TIMES

MANAGEMENT’S DISCUSSION AND ANALYSIS
     Financial Instruments Measured at Fair Value
In accordance with generally accepted accounting principles, the majority of our financial instruments are recognized on the balance sheet at their fair value. These financial instruments include held-for-trading and available-for-sale marketable securities, derivative financial instruments, loans payable designated as held-for-trading, and equity financing designated as held-for-trading. Fair value is defined as the amount of the consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.
The fair value of marketable securities is estimated using observable market prices. If such prices are not available, a valuation model is used that is consistent with accepted pricing methodologies.
The fair value of derivative financial instruments is estimated using various methods depending on the nature of the derivative instruments. Generally, these methods involve using models which are developed from recognized valuation techniques to discount the cash flows related to the derivative financial instruments.
The fair value of our loans payable is estimated using the valuation models such as the discounted cash flow method when independent market prices are not available.
The fair value of equity investments is estimated using various valuation techniques including discounted earnings or cash flow approaches, as well as liquidation or asset-based methods.
We have controls and policies in place to ensure that our valuations are appropriate and realistic. In general, the use of methodologies, models and assumptions to measure the fair value of our financial assets and liabilities are determined by our Market Risk Management team, which is not involved in the initiation of the transactions. The models, valuation methodologies, and market-based parameters and inputs that are used, are subject to a regular review and validation, including a comparison with values from outside agencies. In limited circumstances where the valuation of a financial instrument is not independent from the initiation of the transaction, the resulting valuation is subject to review by a valuation committee.
Future Accounting Changes
     International Financial Reporting Standards
Effective January 1, 2011, the Canadian Institute of Chartered Accountants (CICA) will adopt International Financial Reporting Standards (IFRS) as Canadian GAAP for publicly accountable enterprises. We have made our accounting policy choices and are now modifying our processes, procedures and systems to accommodate the changes. At the end of 2009, we are on track with our IFRS conversion plan.
During 2009, we completed our in-depth assessment of the accounting standards relevant to EDC. Each assessment included an analysis of the impact of the accounting policy changes and new disclosures on our internal systems, processes and procedures. The required modifications are currently underway. We have also developed and tested a plan for tracking and reporting IFRS compliant figures during 2010 and have prepared an initial set of pro-forma IFRS compliant financial statements and related notes.
Based on our implementation activities to date and the standards in effect as at the end of 2009, we do not expect the required changes to our accounting policies to have a significant impact on our financial results. There will be adjustments to our opening equity upon implementation of these standards; however, due to the nature of the expected adjustments, we are currently unable to quantify their impact. There will be changes to our financial statement presentation and expanded financial statement note disclosure.
Below are the more significant accounting policy changes that we anticipate making based on the status of our implementation activities to date.
          IAS 16 – Property, Plant and Equipment
This standard impacts how we account for our equipment available for lease, which consists solely of aircraft returned to us by impaired obligors. Under this standard there are two options to account for equipment – use of the cost model or a revaluation model where the asset is recorded at its fair value on each reporting date. We have chosen to account for the aircraft using the cost model. We will elect under IFRS 1 – First-time Adoption of International Financial Reporting Standards to measure our aircraft at their fair value upon implementation of IFRS and use those fair values as deemed cost. The difference between these values and the carrying values under Canadian GAAP will be included in our opening adjustment to retained earnings.
In addition, IAS 16 also requires that each component of an asset with a cost that is significant in relation to the total cost of the item be depreciated separately. We anticipate accounting for the engines and the major maintenance checks separately from the remaining portions of the aircraft.
          IAS 36 – Impairment of Assets
This standard is of particular importance with respect to our leased aircraft. There are differences from Canadian GAAP in the definitions of impairment and recoverability, and differences in the methods used to calculate future cash flows. In addition, the standard requires that an assessment for impairment be performed at each reporting date. Reversals of impairment losses are not permitted under Canadian GAAP but are required under IFRS if evidence exists that a prior impairment loss no longer exists or is reduced. The impact of these changes will depend upon the size and composition of our portfolio of leased aircraft, lease rates, and aircraft residual values in 2011.
EDC ANNUAL REPORT 2009      67

MANAGEMENT’S DISCUSSION AND ANALYSIS
          IAS 19 – Employee Benefits
The major impact of this standard will be on our post-retirement benefits. We have chosen, under IFRS 1, to recognize our cumulative actuarial gains and losses into our opening equity upon transition. The impact of this adjustment will depend upon the performance of our pension plans versus actuarial estimates leading up to implementation.
IAS 19 provides the option to recognize actuarial gains and losses either through net income (corridor method) or directly to retained earnings. We currently recognize actuarial gains and losses using the corridor method and will continue to do so. A revised standard is expected to be issued which may require us to revisit our conclusions.
          IAS 39 and IFRS 9 – Financial Instruments
Early in 2009, the International Accounting Standards Board (IASB) announced that they were accelerating their replacement of IAS 39. In November, they issued IFRS 9 – Financial Instruments, which addresses the first phase of this project, the classification and measurement of financial assets. The IASB expects to complete all phases of their project and issue the full version of IFRS 9 in 2010. The new standard will be effective for January 2013; however, we plan on early adopting IFRS 9, as issued in November 2009, as part of our first-time adoption of IFRS on January 1, 2011.
As a result of implementing IFRS, the most significant change in accounting for our financial instruments will be on our available-for-sale (AFS) investments. IFRS reduces the number of classifications of financial assets to two – (1) measured at amortized cost and (2) fair value through profit and loss. Our AFS investments will be classified as fair value through profit and loss with gains and losses recorded in net income. Under Canadian GAAP, unrealized gains and losses due to the change in fair value of our AFS securities, as well as unrealized foreign currency gains and losses on these investments, are recorded in other comprehensive income (loss). We will also change our accounting treatment for the transaction costs on our financial instruments carried at amortized cost. Under Canadian GAAP these are currently expensed while under IFRS they will be capitalized.
Our balance sheet consists primarily of financial instruments, consequently the final version of IFRS 9 could potentially have a significant impact on the way we account for our financial instruments and, as well, on our financial results. The measurement of financial liabilities still remains to be addressed by the IASB. The outcome of this portion of their project could impact the way we account for our debt which is currently carried at fair value. In November 2009, the IASB issued an exposure draft addressing the impairment of financial assets. We are currently reviewing this exposure draft and assessing the impact of the potential changes on our methodology used to determine our allowance for losses on loans.
     Business Impacts
In addition to completing our analysis of the impact of IFRS on our external financial reporting as discussed on the previous page, we also performed a business impacts analysis, identifying the potential impacts to the people and processes involved to transact and monitor our business. Activities are underway to ensure adequate training of those impacted and to modify processes and systems to ensure readiness for 2011.
     Evolving Standards
The IASB has a number of projects underway, some of which will impact the standards relevant to EDC. In addition to the projects on employee benefits and financial instruments discussed above, we are closely monitoring the progress of projects on insurance contracts, leases, revenue and fair value measurement. Revisions made to these standards could potentially have a significant impact on EDC’s financial statements and may cause us to revisit our conclusions.
Non-GAAP Measures
We use a number of financial measures to assess our performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), and do not have standardized meanings under GAAP that would ensure consistency and comparability between companies using these measures. The following non-GAAP measures are referenced in this report:
     Gross Efficiency Ratio (GER)
Management uses GER as a measure of EDC’s efficiency. This ratio represents gross administrative expenses expressed as a percentage of net revenue excluding debt relief. In 2010, the GER will be replaced with the efficiency ratio (ER). The ER will be calculated using Net Administrative Expenses to reflect the impact of Canada Account activity on corporate efficiency.
     Capital Adequacy
Capital adequacy is a measurement of the amount of capital required to cover the credit, market, operational, business, and strategic risks we have undertaken compared to the existing capital base. See “Capital Management” section for details on the definition and calculation of capital adequacy.
68      A TRUSTED PARTNER IN TROUBLED TIMES

MANAGEMENT’S DISCUSSION AND ANALYSIS
Supplemental Information
Table 1: Net Finance Margin

(in millions of Canadian dollars)	2009	2008	2007	2006	2005

Average gross loans receivable	29,136	23,108	19,110	18,057	18,776
Average capital lease assets	127	128	129	—	—
Average operating lease assets	439	430	395	223	—
Average investment portfolio balance	4,096	2,731	2,553	2,827	3,980
Less: average impaired loans	862	726	853	2,494	2,526

Total average income earning assets	$32,936	$25,671	$21,334	$18,613	$20,230

Financing and investment revenue:
Loan	1,321	1,355	1,405	1,174	1,155
Debt relief	49	—	1	261	64
Capital lease	9	9	8	—	—
Operating lease	32	43	37	4	—
Investment	41	81	123	123	123

Total financing and investment revenue	1,452	1,488	1,574	1,562	1,342
Interest expense	380	611	717	628	494
Leasing and financing related expenses	68	43	46	19	—

Net financing and investment income	$1,004	$834	$811	$915	$848

Net finance margin	3.05%	3.25%	3.80%	4.92%	4.19%

Table 2: Loan Interest Yield

(in millions of Canadian dollars)	2009	2008	2007	2006	2005

Gross loans receivable:
Average performing floating rate	18,885	13,635	10,336	7,858	7,230
Average performing fixed rate	9,389	8,747	7,921	7,705	9,020

Average performing gross loans receivable	$28,274	$22,382	$18,257	$15,563	$16,250

Loan revenue:
Performing floating rate interest	563	672	667	498	327
Performing fixed rate interest	561	544	507	501	566
Other loan revenue	197	139	231	175	262

Loan revenue	1,321	1,355	1,405	1,174	1,155
Debt relief revenue	49	—	1	261	64

Loan revenue (including debt relief)	$1,370	$1,355	$1,406	$1,435	$1,219

Yields – performing loans
Performing floating rate coupon	2.98%	4.93%	6.46%	6.34%	4.52%
Performing fixed rate coupon	5.97%	6.22%	6.40%	6.50%	6.27%
Total loan yield	4.85%	6.05%	7.70%	9.22%	7.50%

EDC ANNUAL REPORT 2009      69

MANAGEMENT’S DISCUSSION AND ANALYSIS
Table 3: Insurance Premiums and Guarantee Fees

(in millions of Canadian dollars)	2009	2008	2007	2006	2005
	$	$	$	$	$

Credit insurance program*:
Credit insurance volume net of reinsurance	57,183	61,479	46,895	44,277	46,719
Premiums and fees earned	131	117	98	101	110

Average credit insurance premium rate %	0.23%	0.19%	0.21%	0.23%	0.24%

Contract insurance and bonding program**:
Contract insurance and bonding average exposure	10,153	8,961	7,832	6,620	5,107
Premiums and fees earned	52	42	39	35	27

Average contract insurance and bonding premium rate %	0.51%	0.47%	0.50%	0.53%	0.53%

Political risk insurance program:
Political risk insurance average exposure	1,388	1,402	1,232	1,390	1,140
Premiums and fees earned	14	12	12	11	10

Average political risk insurance premium rate %	1.01%	0.86%	0.97%	0.79%	0.88%

Loan guarantees:
Loan guarantees average exposure	3,903	3,539	2,970	2,516	2,758
Loan guarantee fees earned	24	20	14	12	9

Average loan guarantee fee rate %	0.61%	0.57%	0.47%	0.48%	0.33%

*	Includes $103 million of domestic volume and $0.3 million of premiums related to our temporarily expanded mandate in 2009

**	Includes $195 million of domestic exposure and $4.6 million of premiums related to our temporarily expanded mandate in 2009
Table 4: Provision for (Reversal of) Credit Losses

(in millions of Canadian dollars)	2009	2008	2007	2006	2005

Provision for (reversal of) credit losses pertaining to:
Loans	402	249	(44)	(338)	(471)
Loan commitments	1	2	215	23	(34)
Loan guarantees	28	95	45	14	(49)

Total loan related provisions (reversal of)	431	346	216	(301)	(554)
Reversal of provision for credit impairment in derivative financial instruments and marketable securities	—	—	(20)	—	—

Total provision for (reversal of) credit losses	$431	$346	$196	$(301)	$(554)

70      A TRUSTED PARTNER IN TROUBLED TIMES

MANAGEMENT’S DISCUSSION AND ANALYSIS
Table 5: Comparison of Consolidated Statement of Income with 2009 Corporate Plan

	2010	2009	2009
(in millions of Canadian dollars)	Corporate Plan	Actual results	Corporate Plan

Financing and investment revenue
Loan	1,445	1,321	1,511
Capital lease	9	9	9
Operating lease	48	32	32
Debt relief	7	49	8
Investment	59	41	73

	1,568	1,452	1,633
Interest expense	362	380	783
Leasing and financing related expenses	58	68	56

Net Financing and Investment Income	1,148	1,004	794
Loan Guarantee Fees	23	24	17
Insurance Premiums and Guarantee Fees	225	197	162
Other Expenses	—	(74)	(15)

	1,396	1,151	958
Provision for Credit Losses	550	431	464
Claims-Related Expenses	210	216	88
Administrative Expenses	283	246	258

Net Income	$353	$258	$148

Certain 2009 Corporate Plan amounts have been reclassified to conform to the current presentation.
EDC ANNUAL REPORT 2009      71

MANAGEMENT’S DISCUSSION AND ANALYSIS
Table 6: Comparison of Consolidated Balance Sheet with 2009 Corporate Plan

	2010	2009	2009
(in millions of Canadian dollars)	Corporate Plan	Actual results	Corporate Plan

Assets
Cash and Investments
Cash	86	52	46
Marketable securities:
Held-for-trading	3,209	4,629	1,238
Available-for-sale	866	751	814

	4,161	5,432	2,098

Financing and Leasing Assets
Loans receivable	36,880	26,267	29,762
Allowance for losses on loans	(2,693)	(1,948)	(2,117)
Risk mitigation insurer’s share of loan allowance	—	—	45
Equity financing designated as held-for-trading	431	196	306
Net investment in capital leases	114	113	121
Equipment available for lease	308	315	254
Accrued interest and other assets	269	180	323

	35,309	25,123	28,694

Other
Recoverable insurance claims	44	93	40
Reinsurers’ share of allowance for claims	145	159	109
Derivative instruments	2,078	1,909	1,849
Property, plant and equipment	45	17	22
Intangible assets	46	41	42
Other assets	80	124	82

Total Assets	$41,908	$32,898	$32,936

Liabilities and Shareholder’s Equity
Loans Payable
Designated as held-for-trading	31,755	22,139	23,641
Other financial liabilities	1,174	2,296	1,323

	32,929	24,435	24,964

Other Liabilities and Deferred Revenue
Accounts payable and other credits	120	147	156
Deferred insurance premiums	95	73	63
Derivative instruments	461	222	317
Allowance for losses on loan commitments and guarantees	791	713	647
Allowance for claims on insurance	868	720	580

	2,335	1,875	1,763

Shareholder’s Equity
Share capital	1,333	1,333	983
Retained earnings	5,339	5,317	5,254
Accumulated other comprehensive loss	(28)	(62)	(28)

	6,644	6,588	6,209

Total Liabilities and Shareholder’s Equity	$41,908	$32,898	$32,936

Certain 2009 Corporate Plan amounts have been reclassified to conform to the current presentation.
72      A TRUSTED PARTNER IN TROUBLED TIMES

MANAGEMENT’S DISCUSSION AND ANALYSIS
Table 7: Concentration of Exposure by Geographical Market

	Financing portfolio		Insurance Portfolio
(in millions		Commitments		Contract				Political	Investments
of Canadian	Financing	and	Credit	insurance		Insurance		risk	and derivative	2009		2008
dollars)	assets(1)	guarantees(2)	insurance	and bonding		guarantees		insurance	instruments(3)	Exposure		Exposure
Country										$	%	$	%

United States	11,309	5,224	4,262	722		184		—	1,537	23,238	32	28,147	36
Canada	3,140	4,149	258	2,984	(4)	6,160		—	5,002	21,693	30	17,670	23
Mexico	1,359	759	144	25		2		26	—	2,315	3	3,025	4
India	1,251	366	445	9		—		—	—	2,071	3	2,198	3
Brazil	835	217	544	22		—		37	—	1,655	2	2,241	3
Chile	921	83	248	5		—		—	—	1,257	2	1,401	2
United Kingdom	788	45	184	13		4		—	162	1,196	2	1,404	2
Russia	448	260	178	3		2		33	—	924	1	1,342	2
United Arab Emirates	604	91	173	14		—		—	—	882	1	1,093	1
Turkey	93	96	631	3		—		—	—	823	1	823	1
Other(5)	6,423	3,728	3,441	279		73		1,287	640	15,871	23	17,571	23

Total	$27,171	$15,018	$10,508	$4,079		$6,425	(6)	$1,383	$7,341	$71,925	100	$76,915	100

(1)	Includes gross loans receivable, equity financing and gross investment in capital leases.

(2)	Includes $367 million of equity financing commitments, $109 million of letters of offer for loan guarantees and $3,558 million of loan guarantees.

(3)	Investments include amounts represented by cash and marketable securities. Exposure does not take into consideration any collateral or the effect of any netting agreements with derivative counterparties.

(4)	Includes $2,798 million of surety bond insurance where the risk rests with the exporter. A total of 85% of the exports insured in the surety bond program are to the United States. The balance represents exports to other countries.

(5)	Includes 179 countries with total exposure ranging from $0.001 million to $816 million.

(6)	Includes $5,968 million in performance security guarantees, where the risk rests with the Canadian bank. A total of 50% of the exports in the performance security program are to the United States. The balance represents exports to other countries.
EDC ANNUAL REPORT 2009      73

MANAGEMENT’S DISCUSSION AND ANALYSIS
Table 8: Concentration of Exposure by Industry

	Financing portfolio		Insurance Portfolio
				Contract
		Commitments		insurance		Political	Investments
(in millions of	Financing	and	Credit	and	Insurance	risk	and derivative	2009		2008
Canadian dollars)	assets(1)	guarantees(2)	insurance	bonding	guarantees	insurance	instruments(3)	Exposure		Exposure
Industry								$	%	$	%

Commercial
Transportation	12,911	5,765	1,122	1,216	840	107	99	22,060	31	22,471	29
Extractive	4,859	3,712	2,174	46	527	677	—	11,995	17	13,960	18
Infrastructure and environment(4)	2,989	1,252	580	2,248	4,519	385	—	11,973	17	12,916	17
Financial institutions	983	909	3,250	—	—	—	3,795	8,937	12	10,111	13
Information and communication technology	3,760	1,415	911	340	225	81	—	6,732	9	7,897	10
Resource	137	143	1,517	51	180	55	—	2,083	3	2,735	4
Light manufacturing	119	567	954	178	134	78	—	2,030	3	1,715	2
Other	171	366	—	—	—	—	260	797	1	816	1

Total commercial	25,929	14,129	10,508	4,079	6,425	1,383	4,154	66,607	93	72,621	94
Sovereign	1,242	889	—	—	—	—	3,187	5,318	7	4,294	6

Total	$27,171	$15,018	$10,508	$4,079	$6,425	$1,383	$7,341	$71,925	100	$76,915	100

(1)	Includes gross loans receivable, equity financing and gross investment in capital leases.

(2)	Includes $367 million of equity financing commitments, $109 million of letters of offer for loan guarantees and $3,558 million of loan guarantees.

(3)	Investments include amounts represented by cash and marketable securities. Exposure does not take into consideration any collateral or the effect of any netting agreements with derivative counterparties.

(4)	Excludes financial institution exposure which is disclosed separately in this table.
74      A TRUSTED PARTNER IN TROUBLED TIMES

MANAGEMENT’S DISCUSSION AND ANALYSIS
Table 9: Impaired Loans

(in millions of Canadian dollars)			2009			2008
	Impaired	Non-accrued	Impaired	Impaired	Non-accrued	Impaired
	gross loans	capitalized	net loans	gross loans	capitalized	net loans
	receivable	interest	receivable	receivable	interest	receivable

Sovereign
Ivory Coast	138	138	—	153	153	—
Serbia	—	—	—	145	59	86
Argentina	48	3	45	54	3	51
Democratic Republic of the Congo	46	46	—	46	46	—
Congo	22	22	—	31	31	—
Gabon	16	8	8	27	9	18
Other	61	15	46	72	17	55

Subtotal	331	232	99	528	318	210

Commercial
Aerospace	285	1	284	236	11	225
Financial institutions	106	—	106	—	—	—
Surface transportation	89	3	86	43	3	40
Information and communication technology	50	7	43	57	8	49
Resource	43	2	41	—	—	—
Other	20	—	20	19	—	19

Subtotal	593	13	580	355	22	333

Total impaired	$924	$245	$679	$883	$340	$543
Less: specific allowance			319			152

Impaired net loans receivable			$360			$391

EDC ANNUAL REPORT 2009      75

MANAGEMENT’S DISCUSSION AND ANALYSIS
Table 10: General Allowance for Losses on Loans, Loan Commitments and Guarantees

(in millions of Canadian dollars)			2009			2008
			General allowance			General allowance
	Provision	General	as a percentage	Provision	General	as a percentage
Industry of risk	exposure*	allowance	of exposure	exposure*	allowance	of exposure

Commercial:
Aerospace	11,030	983	8.9	11,090	1,019	9.2
Surface transportation**	6,733	235	3.5	7,695	421	5.5
Information and communication technology	4,988	240	4.8	6,091	327	5.4
Infrastructure and environment	4,871	281	5.8	6,087	292	4.8
Extractive	8,176	206	2.5	9,349	256	2.7
Other	1,487	153	10.3	1,431	146	10.2

Total commercial	37,285	2,098	5.6	41,743	2,461	5.9
Sovereign	1,618	212	13.1	2,168	101	4.7

Total	$38,903	$2,310	5.9	$43,911	$2,562	5.8

*	Calculated using factored exposure

**	Includes automotive exposure
As noted on page 51 of MD&A, the total allowance as a percentage of exposure at the end of 2009 was 6.4% (2008 – 5.9%).
Table 11: Equity Financing

	Equity	Undisbursed	Total		Total
(in millions of Canadian dollars)	financing	commitments	exposure	2009	exposure	2008
Gross exposure			$	%	$	%

Domestic market	89	191	280	50	181	42
Other advanced economies	42	30	72	13	94	22
Emerging markets	65	146	211	37	154	36

Total	$196	$367	$563	100	$429	100

Table 12: Claims – Size Concentration

(in millions of Canadian dollars)				2009				2008
	$ of	Number	$ of	Number	$ of	Number	$ of	Number
	claims	of claims	claims	of claims	claims	of claims	claims	of claims
	paid	paid	recovered	recovered	paid	paid	recovered	recovered

$0 – $100,000	23	2,072	5	585	18	1,341	4	454
$100,001 – $1 million	60	225	9	32	32	114	10	34
Over $1 million	175	42	6	4	54	12	10	2

Total	$258	2,339	$20	621	$104	1,467	$24	490

76      A TRUSTED PARTNER IN TROUBLED TIMES

2009 FINANCIAL REVIEW
CONSOLIDATED FINANCIAL STATEMENTS

78	Financial Reporting Responsibility
79	Auditor’s Report
80	Consolidated Balance Sheet
81	Consolidated Statement of Income
82	Consolidated Statement of Changes in Shareholder’s Equity
82	Consolidated Statement of Comprehensive Income
83	Consolidated Statement of Cash Flows
84	Notes to the Consolidated Financial Statements

84	Note 1. Corporate Mandate
84	Note 2. Summary of Significant Accounting Policies
90	Note 3. Marketable Securities
91	Note 4. Loans Receivable
93	Note 5. Impaired Loans Receivable
94	Note 6. Allowance for Losses on Loans, Loan Commitments and Guarantees
95	Note 7. Equity Financing Designated as Held-For-Trading
96	Note 8. Capital Leases
96	Note 9. Equipment Available for Lease
97	Note 10. Recoverable Insurance Claims
97	Note 11. Property, Plant and Equipment
98	Note 12. Intangible Assets
98	Note 13. Debt Instruments
99	Note 14. Derivative Financial Instruments
101	Note 15. Debt Instrument Maturities
102	Note 16. Allowance for Claims on Insurance
102	Note 17. Financing Commitments

103	Note 18. Contingent Liabilities
105	Note 19. Reinsurance Agreements
106	Note 20. Shareholder’s Equity
106	Note 21. Capital Management
107	Note 22. Interest Rate Risk
109	Note 23. Foreign Currency Balances
110	Note 24. Fair Value of Financial Instruments
112	Note 25. Financial Instrument Risks
114	Note 26. Variable Interest Entities
115	Note 27. Loan Revenue
115	Note 28. Investment Revenue
115	Note 29. Interest Expense
115	Note 30. Leasing and Financing Related Expenses
116	Note 31. Provision for Credit Losses
116	Note 32. Claims-Related Expenses
116	Note 33. Other Income (Expenses)
117	Note 34. Employee Future Benefits
120	Note 35. Related Party Transactions
121	Note 36. Canada Account Transactions
121	Note 37. Reclassification of Comparative Figures

EDC ANNUAL REPORT 2009     77

Financial Reporting Responsibility

Ken Kember, Senior Vice-President and Chief Financial Officer
The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with Canadian generally accepted accounting principles appropriate in the circumstances. The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. It is necessary for management to make assumptions and estimates based on information available as at the date of the financial statements. Areas where management has made significant estimates and assumptions include the determination of the primary beneficiary of variable interest entities, the allowance for losses on loans, the allowance for losses on loan commitments and guarantees, the allowance for claims on insurance, financial instruments measured at fair value and employee future benefits. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.
     In support of its responsibility, management maintains financial, management control and information systems and management practices to provide reasonable assurance that the financial information is reliable, that the assets are safeguarded and that the operations are carried out effectively. We have an internal audit department whose functions include reviewing internal controls and their application, on an ongoing basis.
     The Board of Directors is responsible for the management of our business and activities. In particular, it is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control and exercises this responsibility through the Audit Committee of the Board, which is composed of Directors who are not employees of EDC. The Audit Committee meets with management, the internal auditors and the Auditor General of Canada on a regular basis.
     Contracts which, in our opinion, involve risks in excess of that which we would normally undertake, may be entered into under the authority of the Minister of International Trade and the Minister of Finance where the Minister of International Trade considers them to be in the national interest. Funds required for such contracts are paid to EDC by the Minister of Finance out of the Consolidated Revenue Fund, and funds recovered are remitted to the Consolidated Revenue Fund, net of amounts withheld to cover related administrative expenses. These transactions, which are known as Canada Account transactions, are shown in Note 36 to our consolidated financial statements, and the responsibility of the Board of Directors for these transactions is limited to the management of the administration thereof by EDC.
     The Auditor General of Canada conducts an independent audit, in accordance with Canadian generally accepted auditing standards, and expresses her opinion on the consolidated financial statements. Her report is presented on the following page.

Eric Siegel	Ken Kember
President and Chief Executive Officer	Senior Vice-President and Chief Financial Officer
February 12, 2010

78	A TRUSTED PARTNER IN TROUBLED TIMES

To the Minister of International Trade
I have audited the consolidated balance sheet of Export Development Canada as at December 31, 2009 and the consolidated statements of income, changes in shareholder’s equity, comprehensive income and cash flows for the year then ended. These financial statements are the responsibility of the Corporation’s management. My responsibility is to express an opinion on these financial statements based on my audit.
     I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
     In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2009 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the Financial Administration Act, I report that, in my opinion, these principles have been applied, except for the change in the method of accounting for financial instruments as explained in Note 2 to the consolidated financial statements, on a basis consistent with that of the preceding year.
     Further, in my opinion, the transactions of the Corporation and of its wholly-owned subsidiary that have come to my notice during my audit of the financial statements have, in all significant respects, been in accordance with Part X of the Financial Administration Act and regulations, the Export Development Act and regulations, the by-laws of the Corporation, the charter and by-laws of its subsidiary, and the directive issued pursuant to Section 89 of the Financial Administration Act.
Sheila Fraser, FCA
Auditor General of Canada
Ottawa, Canada
February 12, 2010
EDC ANNUAL REPORT 2009     79

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheet

as at December 31
(in millions of Canadian dollars)	2009	2008

Assets
Cash and Investments
Cash	52	188
Marketable securities: (Note 3)
Held-for-trading	4,629	3,193
Available-for-sale	751	462

	5,432	3,843

Financing and Leasing Assets
Loans receivable (Notes 4 and 5)	26,267	30,209
Allowance for losses on loans (Note 6)	(1,948)	(1,928)
Equity financing designated as held-for-trading (Note 7)	196	150
Net investment in capital leases (Note 8)	113	142
Equipment available for lease (Note 9)	315	334
Accrued interest and fees	180	299

	25,123	29,206

Other
Recoverable insurance claims (Note 10)	93	39
Reinsurers’ share of allowance for claims (Note 16)	159	157
Derivative instruments (Note 14)	1,909	1,830
Property, plant and equipment (Note 11)	17	15
Intangible assets (Note 12)	41	36
Other assets	124	130

	2,343	2,207

Total Assets	$32,898	$35,256

Liabilities and Shareholder’s Equity
Loans Payable (Note 13)
Designated as held-for-trading	22,139	24,426
Other financial liabilities	2,296	1,456

	24,435	25,882

Other Liabilities and Deferred Revenue
Accounts payable and other credits	147	227
Deferred insurance premiums	73	69
Derivative instruments (Note 14)	222	1,400
Allowance for losses on loan commitments and guarantees (Note 6)	713	807
Allowance for claims on insurance (Note 16)	720	755

	1,875	3,258

Financing Commitments and Contingent Liabilities (Notes 17 and 18)
Shareholder’s Equity (Note 20)
Share capital	1,333	983
Retained earnings	5,317	5,077
Accumulated other comprehensive income (loss)	(62)	56

	6,588	6,116

Total Liabilities and Shareholder’s Equity	$32,898	$35,256

The accompanying notes are an integral part of these consolidated financial statements.
Approved by the Board of Directors

John Rooney	Eric Siegel
Director	Director
80     A TRUSTED PARTNER IN TROUBLED TIMES

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Income

for the year ended December 31
(in millions of Canadian dollars)	2009	2008

Financing and investment revenue
Loan (Note 27)	1,321	1,355
Capital lease (Note 8)	9	9
Operating lease (Note 9)	32	43
Debt relief (Note 35)	49	—
Investment (Note 28)	41	81

	1,452	1,488
Interest expense (Note 29)	380	611
Leasing and financing related expenses (Note 30)	68	43

Net Financing and Investment Income	1,004	834
Loan Guarantee Fees	24	20
Insurance Premiums and Guarantee Fees (Note 19)	197	171
Other Expenses (Note 33)	(74)	(11)

	1,151	1,014
Provision for Credit Losses (Note 31)	431	346
Claims-Related Expenses (Note 32)	216	222
Administrative Expenses	246	240

Net Income	$258	$206

The accompanying notes are an integral part of these consolidated financial statements.
EDC ANNUAL REPORT 2009     81

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Changes in Shareholder’s Equity

for the year ended December 31
(in millions of Canadian dollars)	2009	2008

Share Capital	1,333	983

Retained Earnings
Balance beginning of year	5,077	5,121
Transitional adjustment on application of EIC-173	(18)	—
Net income	258	206
Dividend paid	—	(250)

Balance end of year	5,317	5,077

Accumulated Other Comprehensive Income (Loss)
Balance beginning of year	56	(80)
Other comprehensive income (loss)	(118)	136

Balance end of year	(62)	56

Retained earnings and accumulated other comprehensive income (loss)	5,255	5,133

Total Shareholder’s Equity at End of Year	$6,588	$6,116

Consolidated Statement of Comprehensive Income

for the year ended December 31
(in millions of Canadian dollars)	2009	2008

Net Income	258	206

Other Comprehensive Income (Loss)
Net unrealized gains (losses) on available-for-sale marketable securities	(117)	152
Reclassification of gains on available-for-sale marketable securities to income	(1)	(16)

Other comprehensive income (loss)	(118)	136

Comprehensive Income	$140	$342

The accompanying notes are an integral part of these consolidated financial statements.
82     A TRUSTED PARTNER IN TROUBLED TIMES

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Cash Flows

for the year ended December 31
(in millions of Canadian dollars)	2009	2008

Cash Flows from (used in) Operating Activities
Net income	258	206
Adjustments to determine net cash from (used in) operating activities
Provision for credit losses	431	346
Actuarial increase in the allowance for claims	34	146
Depreciation and amortization	51	40
Changes in operating assets and liabilities
Increase in accrued interest and fees receivable	(39)	(49)
Change in fair value of marketable securities	1	1
Change in fair value of loans payable	(166)	494
Change in derivative instruments receivable	(392)	(169)
Change in derivative instruments payable	520	(1,147)
Other	(280)	182

Net cash from operating activities	418	50

Cash Flows from (used in) Investing Activities
Financing disbursements	(10,555)	(13,324)
Financing repayments	10,472	6,597
Equity financing disbursements	(74)	(96)
Equity financing receipts	12	5
Purchases of held-for-trading marketable securities	(71,847)	(46,619)
Sales/maturities of held-for-trading marketable securities	70,158	45,409
Purchases of available-for-sale marketable securities	(454)	(379)
Sales/maturities of available-for-sale marketable securities	73	784

Net cash used in investing activities	(2,215)	(7,623)

Cash Flows from (used in) Financing Activities
Issues of long-term loans payable – held-for-trading	8,195	7,255
Repayment of long-term loans payable – held-for-trading	(3,216)	(3,320)
Issue of short-term loans payable – held-for-trading	8,002	27,254
Repayment of short-term loans payable – held-for-trading	(11,378)	(24,282)
Change in derivative instruments receivable	(19)	613
Change in derivative instruments payable	(257)	305
Issue of share capital	350	—
Dividend paid	—	(250)

Net cash from financing activities	1,677	7,575

Effect of exchange rate changes on cash	(16)	13

Net increase (decrease) in cash	(136)	15
Cash
Beginning of year	188	173

End of year	$52	$188

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$471	$624

The accompanying notes are an integral part of these consolidated financial statements.
EDC ANNUAL REPORT 2009     83

CONSOLIDATED FINANCIAL STATEMENTS
Notes to the Consolidated Financial Statements
Note 1. Corporate Mandate
Export Development Canada (the “Corporation” or “EDC”) was established on October 1, 1969 by the Export Development Act (the “Act”), a statute of the Parliament of Canada that was last amended effective March 12, 2009. The Budget Implementation Act, 2009 temporarily expanded EDC’s mandate, for a two year period ending March 11, 2011, to include domestic powers. The Act, as amended, provides that the Corporation was established for the purposes of supporting and developing, directly or indirectly: (a) domestic trade and Canadian capacity to engage in that trade and to respond to domestic business opportunities; and (b) Canada’s export trade and Canadian capacity to engage in that trade and to respond to international business opportunities. The Corporation is named in Part I of Schedule III to the Financial Administration Act and is accountable for its affairs to Parliament through the Minister of International Trade.
In September 2008, the Corporation, together with Business Development Bank of Canada, Canada Mortgage and Housing Corporation, Canadian Commercial Corporation and Farm Credit Canada, was issued a directive (P.C. 2009-1598) pursuant to Section 89 of the Financial Administration Act, entitled Order giving a direction to parent Crown corporations involved in commercial lending to give due consideration to the personal integrity of those they lend to or provide benefits to, in accordance with the Federal Government’s policy to improve the accountability and integrity of federal institutions. The Corporation has implemented this directive and, as per the requirements of section 89(6) of the Financial Administration Act, has notified the Minister of International Trade accordingly.
We incorporated Exinvest Inc. as a wholly-owned subsidiary (the Subsidiary) under the Canada Business Corporations Act in 1995.
Our earnings and those of our Subsidiary are not subject to the requirements of the Income Tax Act.
We are subject to a limit imposed by the Act on our contingent liability arrangements. The Act specifies that the limit applies to the principal amount owing under all outstanding arrangements which have the effect of providing, to any person, any insurance, reinsurance, indemnity or guarantee. This limit shall at no time exceed the greater of an amount equal to 10 times our authorized capital, and $45.0 billion which amount may be varied in an Appropriation Act. During 2009, the previous amount of $30.0 billion was increased to $33.0 billion, by way of an Appropriation Act and further increased to $45.0 billion, through the passage of the Budget Implementation Act, 2009. At the end of December 2009, the amount of these contingent liabilities was $26.0 billion (2008 — $28.2 billion).
We are for all purposes an agent of Her Majesty in right of Canada. As a result, all obligations under debt instruments we issue are obligations of Canada. The Act allows us to borrow and have outstanding borrowings up to a maximum of 15 times the aggregate of (a) our current paid-in capital and (b) our retained earnings determined in accordance with the previous year’s audited financial statements. The maximum applicable to December 31, 2009 is $97.0 billion (2008 — $90.4 billion), against which borrowings amounted to $24.4 billion (2008 — $25.9 billion).
Note 2. Summary of Significant Accounting Policies
Basis of Presentation
Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The significant accounting policies used in the preparation of these consolidated financial statements are summarized on the following pages and conform in all material respects to Canadian GAAP.
Basis of Consolidation
Our consolidated financial statements include the assets, liabilities, results of operations and cash flows of our wholly-owned subsidiary and variable interest entities (VIEs) for which we are determined to be the primary beneficiary, as described in Note 26. Intercompany transactions and balances have been eliminated.
Changes in Accounting Standards
     Section 3862
In June 2009, the Canadian Institute of Chartered Accountants (CICA) issued amendments to Section 3862 - Financial Instruments — Disclosures. These amendments enhance disclosure requirements about liquidity risk and fair value measurements of financial instruments consistent with new disclosure requirements made under International Financial Reporting Standards. The standard now requires the use of a three-level hierarchy for financial instruments measured at fair value, based on the transparency of inputs used to measure the fair values. The new requirements were effective for EDC on January 1, 2009, however, comparative information is not required for the first fiscal year of application. The enhanced disclosures are included in Notes 15 and 24.
84     A TRUSTED PARTNER IN TROUBLED TIMES

CONSOLIDATED FINANCIAL STATEMENTS
     Emerging Issues Committee Abstract 173
In January 2009 the CICA issued Emerging Issues Committee Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” (EIC-173). EIC-173 requires an entity to consider its own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. This involves adjusting the fair value of a financial instrument for credit risk and other factors that market participants would include in valuing the instrument, which are not included in the valuations generated using market quoted rates. For EDC this impacted primarily our derivative financial instruments, as credit risk was already considered in the fair values of other instruments measured at fair value.
This abstract was effective for EDC on January 1, 2009 and has been applied retrospectively without restatement of prior periods. As a result of implementing these requirements, EDC recorded a transition adjustment which reduced our opening retained earnings by $18 million. The impact of EIC-173 for 2009 was an unrealized gain of $12 million recorded in income.
Use of Estimates and Assumptions
To prepare our financial statements in accordance with Canadian GAAP, it is necessary for management to make assumptions and estimates based on information available as at the date of the financial statements. Areas where management has made significant estimates and assumptions include the allowance for losses on loans, loan commitments and guarantees (Note 6), the allowance for claims on insurance (Note 16), financial instruments measured at fair value (Note 24), the determination of the primary beneficiary of variable interest entities (Note 26), and employee future benefits (Note 34).
Management determines the allowances using various assumptions, based on its assessment of the impact of recent events and changes in economic conditions and trends. These assumptions include probability of default, loss severity in the event of default and various formulas based on credit quality of counterparties. The allowance estimates are reviewed periodically during the course of the year as required and in detail as at the date of the financial statements. Actual losses on loans and liabilities for contingencies incurred may vary significantly from management’s estimates. The uncertainty in the estimation process arises, in part, from the use of historical data to identify and quantify credit deterioration. While historical data may be the most reliable basis available to calculate these amounts, economic events may occur in the near term that render previous assumptions invalid and cause a material change to management’s estimates.
Fair values of our financial instruments are determined, where available, using quoted prices in active markets for identical assets or liabilities. Where these are not available, we use various valuation techniques. These techniques involve the use of market based assumptions and other estimates to determine an instrument’s fair value. The valuation processes use market assumptions available at a point in time, however the amounts paid or received on an actual transaction may differ significantly from these estimates, the impact of which would be recorded in future periods. See Note 24 for further detail on the valuation techniques utilized.
Marketable Securities
We hold marketable securities for liquidity purposes. The size and nature of our marketable securities portfolio is governed by Board approved policies. Our marketable securities are held with creditworthy counterparties that must have a minimum credit rating from an external credit rating agency of A for transactions of less than three years, and a minimum external credit rating of AA- for transactions greater than three years.
Marketable securities are divided into two portfolios, the available-for-sale portfolio and the held-for-trading portfolio, to reflect management’s intent with respect to these securities. We measure performance for both portfolios against appropriate benchmarks. Purchases and sales of these investments are recorded on the trade date and the transaction costs are expensed as incurred.
Debt securities which we have purchased with the intention of being held-to-maturity but may be sold in response to changes in liquidity needs, interest rates, credit risk or to rebalance the portfolio to better match its benchmark index are classified as available-for-sale and accounted for at fair value. Interest income is calculated using the effective interest method and is recorded in investment revenue. Unrealized gains and losses due to the change in value of available-for-sale securities are recorded in other comprehensive income (loss) and realized gains or losses are recorded in other income (expenses). In the case of a significant and other than temporary decline in the fair value of an available-for-sale security, the cumulative loss that had been recorded in other comprehensive income (loss) is removed from accumulated other comprehensive income (loss) and recorded in other income (expenses) even though the financial instrument has not been derecognized.
Debt securities which we have purchased principally for the purpose of selling in the near-term are classified as held-for-trading and accounted for at fair value. Realized and unrealized gains and losses on the short-term securities are included in investment revenue while gains and losses on the long-term securities are included in other income (expenses). Interest revenue is recorded in investment revenue.
Loans Receivable
Loans receivable are recorded at fair value upon initial recognition and are subsequently carried at amortized cost using the effective interest method. The effective interest method uses the rate inherent in a financial instrument that discounts the estimated future cash flows over the expected life of the financial instrument so as to recognize interest on a constant yield basis. Loans receivable are stated net of non-accrued capitalized interest and deferred loan revenue. Loan revenue is recorded on an accrual basis except for impaired loans as further described on the following page. While it is generally our intention to hold performing loan assets until maturity, in some cases the loans are sold prior to maturity for risk mitigation purposes. Gains and losses on the sale of performing loans and gains on the sale of impaired loans are included in other income (expenses). Losses on sales of impaired loans are reported in the provision for credit losses.
EDC ANNUAL REPORT 2009     85

CONSOLIDATED FINANCIAL STATEMENTS
Non-Accrued Capitalized Interest
Non-accrued capitalized interest represents interest and fees that have been capitalized as principal through the rescheduling or restructuring of an impaired loan. In addition, interest payments received on loans classified as impaired are also recorded as non-accrued capitalized interest.
Impaired Loans
Loans are classified as impaired when, in the opinion of management, either of the following criteria are met:
►	there has been a deterioration in credit quality to the extent that there is no longer reasonable assurance of the timely collection of the full amount of principal and interest; or

►	for commercial loans, when there are payment overdues of 90 days or more, unless the loan is fully secured or collection efforts are reasonably expected to result in repayment of debt.
When a loan is classified as impaired, the accrual of interest ceases, and any previously accrued but unpaid interest is reversed against loan revenue. Any payments received on a loan that has been classified as impaired are credited to the carrying value of the loan including interest payments which are recorded as non-accrued capitalized interest.
No portion of cash received on a loan subsequent to its classification as impaired is recorded as loan revenue until such time as the loan is restored to performing status or the carrying value of the loan is determined to be unreasonably low compared to its net realizable value which is calculated using the estimated discounted future cash flows. Cash received on an impaired loan with a carrying value of zero is recorded as income. When either of these specific criteria for revenue recognition on impaired loans is met, the income is recorded in impaired revenue and is part of total loan revenue.
Loans are restored to performing status when it is determined that there is reasonable assurance of full and timely collection of principal and interest. Rescheduled loans are considered performing unless they meet the criteria of impaired loans. When we restore an impaired loan to an accrual basis, any non-accrued capitalized interest as a result of cash payments received is recognized in income immediately and any remaining non-accrued capitalized interest is recognized over the remaining term of the loan using the effective interest method.
Allowance for Losses on Loans, Loan Commitments and Guarantees
The allowance for losses on loans, loan commitments and guarantees represents management’s best estimate of incurred credit losses. The allowance is based on a review of all loans, loan guarantees and commitments that have been individually or collectively assessed for impairment and includes both general and specific allowances.
Loans are written off when all collection methods have been exhausted and no further prospect of recovery is likely. Loan write-offs are charged against the specific allowance.
The general allowances for performing loans and specific allowances for impaired loans are shown as a reduction to financing and leasing assets on the balance sheet. General and specific allowances for loan commitments and guarantees are shown as a liability on the balance sheet.
     General Allowance
Performing loans, loan guarantees and commitments (including letters of offer) are assessed collectively for impairment. The assessment is based on events that have occurred as of the reporting date and include factors such as business cycle trends and the fair value of collateral. A general allowance is established for losses which we estimate to have occurred, but have not yet been individually identified within our portfolio. It is comprised of the base allowance, calculated using counterparty credit ratings, factored exposure, loss severity and probability of default factors; and a concentration overlay. The general allowance may also include market overlays.
For the base allowance we group our commercial performing loans, loan commitments and guarantees by industry of risk and then by secured and unsecured exposures. Sovereign exposures are classified into one portfolio. We assign credit ratings to our commercial and sovereign obligors using a system of fifteen credit ratings (AA to Watchlist) which are consistent with ratings used by our credit risk management policies. For secured portfolios, the exposure for each obligor is reduced by the fair value of collateral adjusted for estimated repossession costs. Based on these exposures we determine the appropriate base allowance. Loss severity is determined based on historical loan loss rates and by management estimates for each of our exposure categories and default rates are based on a weighted average of Moody’s and Standard & Poor’s default tables.
We have a number of significant single name counterparty concentrations as a result of our mandate. A counterparty concentration allowance is established for counterparties whose exposure is deemed by management to represent an increased amount of risk due to significance of the exposure. This allowance is applied to counterparties whose exposure exceeds 10% of our shareholder’s equity determined in accordance with the previous year’s audited financial statements.
We determine the general allowance using various assumptions based upon current counterparty credit ratings. We also assess the extent to which these ratings do not reflect recent economic events that may result in credit deterioration. In these cases we will estimate the potential impact on our allowances and apply market overlays to specific industries or other exposure categories that we deem appropriate.
86     A TRUSTED PARTNER IN TROUBLED TIMES

CONSOLIDATED FINANCIAL STATEMENTS
     Specific Allowances
Specific allowances are established on an individual loan basis to recognize impairment losses. If there is objective evidence that an impairment loss has occurred on an individual loan, the principal portion of the carrying amount of the loan is reduced through the use of a specific allowance. The specific allowance is the difference between the carrying value of the loan and the present value of the estimated future cash flows discounted at the loan’s original effective interest rate. The calculation of the estimated future cash flows takes into account the fair value of any collateral held on secured loans. The amount of initial impairment and any subsequent changes due to the re-evaluation of estimated future cash flows are recognized in the income statement as part of the provision for credit losses.
Equity Financing
Equity financing investments are comprised of direct investments that we have made in private and public companies and investments in private equity funds. They are designated as held-for-trading financial instruments and are measured at fair value. The fair values of these investments are reliably determinable. Realized and unrealized gains or losses are recorded in other income (expenses) and transaction costs are expensed as incurred. Purchases and sales of these investments are recorded on a trade-date basis.
Foreclosed Assets
Assets that are returned to us1 because of default under loan agreements are classified as held-for-use or held-for-sale according to management’s intention. Those classified as held-for-use are initially recorded at fair value and included in equipment available for lease or reclassified as capital leases. Those classified as held-for-sale are initially recorded at fair value less costs to sell and included in other assets. Any write-downs at recognition are reported in the provision for credit losses and any gains are recorded in other income (expenses). We generally determine fair value based on market prices obtained from an independent appraiser.
Equipment Available for Lease
Equipment available for lease consists of aircraft that were returned to us because of default under the related obligors’ loan agreements. While we do not in the ordinary course of business act as a lessor, from time to time we may engage in leasing activities for asset management purposes to maximize recoveries on returned aircraft and minimize potential losses.
Returned aircraft are initially recorded at fair value and then subsequently recorded net of any impairment losses. Depreciation is calculated on a straight-line basis over the remaining useful life of the aircraft after consideration of any residual value. An assessment of the remaining useful life of the aircraft was done in 2009. We concluded that the following factors have had an impact on the remaining useful life of the aircraft: past impairment write-downs as a result of lower market values; reduced lease rates on new leases; and that approximately 25% of the aircraft have remained idle at various times during the year. As a result we reduced our estimate of the remaining useful life of each aircraft by an average of five years with the maximum remaining useful life being 14 years. Depreciation as well as insurance and other costs related to the equipment available for lease are included in leasing and financing related expenses. Lease set-up costs are recorded in other assets and are deferred and amortized over a period equaling the term of the specific lease. Operating lease revenue is recognized on a straight-line basis over the terms of the underlying leases.
A review for impairment of equipment available for lease is performed annually or when events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying amount is not recoverable when it exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. Current lease rentals, as well as market information on projected future rentals and fair values, form the basis of this calculation. An impairment loss is recognized when the carrying amount of the asset is not recoverable and exceeds the fair value of the asset. Fair value is based on market prices obtained from an independent appraiser. The amount of the impairment loss is calculated as the difference between the carrying amount of the asset and its fair value and is included in other income (expenses).
Capital Leases
Capital leases relate to aircraft that were returned to us due to default under the related obligor’s loan agreements and were subsequently placed back with the obligor under long-term, direct-financing leases. Direct-financing leases are recorded on the balance sheet at the aggregate future minimum lease payments plus estimated residual values less unearned finance income. Residual values are based on independent appraisals and are reviewed periodically. An allowance for impairment is calculated with the methodology used for our secured loan portfolio which is described on the previous page.
Capital lease revenue is recognized in a manner that produces a constant rate of return on the investment in the lease.
Property, Plant and Equipment
Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. Depreciation is charged on a straight-line basis over the estimated useful lives of the assets or the term of the relevant lease. The estimated useful lives and depreciation methods are reviewed at the end of each year, with the effect of any changes in estimate being accounted for on a prospective basis. The useful life used in the calculation of depreciation is five years for furniture and equipment and three years for computer hardware. Leasehold improvements are depreciated over the shorter of the term of the respective lease or the useful economic life of the leasehold improvement.
The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset, and is recognized in other income (expenses).

[1]	All aircraft returned to us for which the equity interest in the leveraged lease structure has been foreclosed have been registered with a number of trusts, of which we are the sole beneficiary.
EDC ANNUAL REPORT 2009     87

CONSOLIDATED FINANCIAL STATEMENTS
Intangible Assets
Intangible assets represent internally generated software and computer software. They are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is charged on a straight-line basis over the estimated useful lives of the intangible assets. The estimated useful lives and amortization methods are reviewed at the end of each year, with the effect of any changes in estimate being accounted for on a prospective basis. The useful life used in the calculation of amortization for internally developed software and computer software is five years.
Insurance Premiums
Premiums for credit insurance are recognized in income when underlying sales are declared by the policyholders. Premiums on other insurance policies are deferred and recognized in income over the term of the policy on a straight-line basis.
Recoverable Insurance Claims
Recoverable insurance claims represent the portion of insurance claims paid that are expected to be recovered net of any recovery through reinsurance agreements. Recoverable insurance claims are reviewed and adjusted on a monthly basis with any subsequent net gains or losses on recovery credited or charged to claims-related expenses.
Allowance for Claims on Insurance
The allowance for claims on insurance represents our estimate of future claims under the terms and conditions of our insurance policies. Included in the allowance are amounts for reported claims, incurred but not reported claims, and management’s best estimate of the net present value of net future claims under existing policies. The allowance is based on an actuarial valuation of the insurance policy and claim liabilities. The actuarial valuation uses simulation techniques and is based on assumptions (severity of loss, loss development, frequency of claim, and discount rates used) relevant to the insurance programs which are derived from our own experience. The valuation process conforms to the recommendations of the Canadian Institute of Actuaries. Any adjustments are reflected in claims-related expenses in the period in which they become known. Future developments may result in claims which are materially different than the allowance provided.
Reinsurance
In the ordinary course of business, we assume and cede reinsurance with other insurance companies. We cede reinsurance to mitigate our risk. The ceding arrangements provide greater diversification of the business and minimize the net loss potential arising from large risks. Ceded reinsurance contracts do not relieve us of our obligations to the insured but they do provide for the recovery of claims arising from the liabilities ceded. We also assume reinsurance and thereby take on risk. Reinsurance premiums, unearned premiums ceded to reinsurers and recoveries and estimates of recoveries on claims are recorded in the same manner as if the reinsurance were considered direct business. Amounts recoverable from the reinsurers are estimated in a manner consistent with the claims liability associated with the reinsured policy.
Deferred Revenue
Deferred loan revenue, which consists of exposure, administration, and other upfront loan fees, is included in loans receivable and amortized as a yield increment over the term of the related loan. Guarantee fee revenue and certain insurance premium revenue are recognized as deferred revenue and are amortized over the term of the related guarantee or insurance policy.
Derivative Financial Instruments
Derivative financial instruments (derivatives) are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates, equities, credit spreads or other financial measures. Derivatives that we currently use include interest rate swaps, cross currency interest rate swaps, equity index swaps, foreign exchange swaps, foreign exchange forwards, non-deliverable forwards and credit derivatives.
We use derivatives to manage interest rate risk, foreign exchange risk, and credit risk. These derivatives are only contracted with creditworthy counterparties in accordance with policies established in the Risk Management Office and approved by our Board of Directors.
We do not apply hedge accounting to our derivatives. Derivatives are accounted for at fair value and are recognized on the balance sheet upon the trade date and are removed from the balance sheet when they expire or are terminated. Derivatives with a positive fair value are reported as derivative instruments within assets, while derivatives with a negative fair value are reported as derivative instruments within liabilities. Realized and unrealized gains or losses due to a change in fair value of derivatives associated with long-term loans payable are recorded in other income (expenses), while the gains and losses on derivatives associated with our marketable securities and our short-term debt are recorded in investment revenue or interest expense as appropriate. Realized and unrealized gains and losses due to changes in fair value of credit default swaps are included in other income (expenses).
We also hold a portfolio of derivatives which we use to manage the foreign exchange risk associated with our operations being largely denominated in U.S. dollars. All income and expenses associated with this portfolio are included in interest expense, while realized and unrealized gains and losses are recorded in other income (expenses).
Long-term currency swaps are considered part of the financing cash flows on the consolidated statement of cash flows because these swaps are used to manage our interest expense. We often issue debt in currencies which offer a more advantageous cost. We then use currency swaps to bring those funds into the currency required to disburse on our loans. All other swaps are included in operating cash flows as they are used to alter the interest rate risk profile of the portfolio.
88     A TRUSTED PARTNER IN TROUBLED TIMES

CONSOLIDATED FINANCIAL STATEMENTS
Loans Payable
We have designated our commercial paper debt as held-for-trading and account for it at fair value. Coupon interest and any changes in fair value are recorded in interest expense. We have also designated the majority of our bonds, including our structured debt as held-for-trading and record them at fair value. Contractual interest is recorded on an accrual basis in interest expense and realized and unrealized gains and losses are recorded in other income (expenses).
Our fixed rate bonds which do not have derivatives associated with them are classified as other financial liabilities and are carried at amortized cost using the effective interest rate method with interest recorded in interest expense.
Accounts Payable
Accounts payable and other credits are classified as other financial liabilities and are carried at amortized cost.
Translation of Foreign Currency
All monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the end of the year. Income and expenses are translated at either daily or monthly average exchange rates in effect during the year. Exchange gains and losses resulting from the translation of foreign currency balances and transactions are included in other income (expenses) except for unrealized foreign exchange gains and losses on available-for-sale financial instruments which are recorded in other comprehensive income (loss).
Employee Future Benefits
We maintain defined benefit pension plans and other post-retirement benefit plans including a retiring allowance plan and life insurance, health and dental care benefits.
The accrued benefit obligations are actuarially determined using the projected benefit method prorated on service (which incorporates management’s best estimate of future salary levels, retirement ages of employees and other actuarial factors).
Pension fund assets are valued at fair value for the purpose of calculating the expected return on plan assets.
The defined benefit expense (included in administrative expenses) consists of the actuarially determined retirement benefits for the current year’s service, imputed interest on projected benefit obligations net of interest earned on any plan assets and the amortization of actuarial gains or losses and other items over the average remaining service period of active employees expected to receive benefits under the plans.
Actuarial gains or losses arise from the difference between actual long-term rate of return and the expected long-term rate of return on plan assets for that period and from changes in actuarial assumptions used to determine the accrued benefit obligation. They are amortized on a straight-line basis over the average remaining service period of active employees expected to receive benefits under the plans only if the net actuarial gain or loss at the beginning of the year is in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets. Amounts below the 10% threshold are not recognized in income.
The cumulative difference between the defined benefits pension plans’ costs and funding contributions is included in other assets or accounts payable and other credits as applicable.
The adoption in fiscal 2000 of the CICA’s new standard for recording employee future benefits resulted in a transitional obligation with respect to the non-pension post-retirement benefit plans. The transitional obligations with respect to the retiring allowance plan and the other post-retirement benefit plans are being amortized on a straight-line basis into income over 14 and 20 years.
Future Accounting Changes
     International Financial Reporting Standards
Effective January 1, 2011, the CICA will adopt International Financial Reporting Standards (IFRS) as Canadian GAAP for publicly accountable enterprises. We have completed our in-depth assessment of the accounting standards relevant to EDC and are now modifying our processes, procedures and systems to accommodate the changes. We will be required to prepare an opening balance sheet as at January 1, 2010, as well as 2010 IFRS comparatives. At the end of 2009, we are on track with our IFRS conversion plan. There will be adjustments to our opening equity upon implementation of these standards; however, due to the nature of the expected adjustments, we are currently unable to quantify their impact.
In addition to completing our analysis of the impact of IFRS on our external financial reporting, in 2009 we also performed a business impacts analysis, identifying the potential impacts to the people and processes involved to transact and monitor our business. Activities are underway to ensure adequate training of those impacted and to modify processes and systems to ensure readiness for 2011.
The International Accounting Standards Board (IASB) has a number of projects underway, some of which will impact the standards relevant to EDC. We are closely monitoring the progress of these projects. Revisions made to the standards could potentially have a significant impact on EDC’s financial statements and may cause us to revisit our conclusions.
EDC ANNUAL REPORT 2009     89

CONSOLIDATED FINANCIAL STATEMENTS
Note 3. Marketable Securities
We maintain liquidity sufficient to meet general operating requirements, to maintain stability in our short-term borrowing program and to provide flexibility in achieving corporate objectives. In order to meet these varied needs, marketable securities are held in either the available-for-sale or held-for-trading portfolio.

(in millions of Canadian dollars)	2009			2008
Issued or guaranteed by:	Held-for-trading	Available-for-sale	Total	Held-for-trading	Available-for-sale	Total

Financial institutions	1,834	—	1,834	1,653	94	1,747
U.S. government	247	489	736	954	266	1,220
Corporate	323	36	359	196	56	252
Canadian government*	2,145	90	2,235	371	46	417
Other government	80	136	216	19	—	19

Total marketable securities	$4,629	$751	$5,380	$3,193	$462	$3,655

*	Canadian government includes federal, provincial, and municipal governments and Crown corporations.
Available-for-sale marketable securities include $45 million (2008 – $40 million) of securities held by our subsidiary Exinvest Inc. The following table provides a breakdown of our marketable securities by remaining term to maturity.

	2009				2008
	Remaining term to maturity				Remaining term to maturity
	Under 1	1 to 3	Over 3		Under 1	1 to 3	Over 3
(in millions of Canadian dollars)	year	years	years	Total	year	years	years	Total

Held-for-trading securities
Short-term instruments	4,246	—	—	4,246	2,654	—	—	2,654
Long-term fixed rate securities	116	127	140	383	129	248	162	539

Total held-for-trading	4,362	127	140	4,629	2,783	248	162	3,193

Available-for-sale securities
Long-term fixed rate securities	30	292	384	706	13	120	302	435
Long-term floating rate securities	45	—	—	45	27	—	—	27

Total available-for-sale	75	292	384	751	40	120	302	462

Total marketable securities before derivatives	4,437	419	524	5,380	2,823	368	464	3,655
Derivative instruments	(25)	—	—	(25)	1	—	—	1

Total marketable securities including derivatives	$4,412	$419	$524	$5,355	$2,824	$368	$464	$3,656

90     A TRUSTED PARTNER IN TROUBLED TIMES

CONSOLIDATED FINANCIAL STATEMENTS
Note 4. Loans Receivable
The following table presents the various components of loans receivable and the contractual maturity and related contractual effective yields for gross loans receivable. The yields are computed on a weighted average basis by amount and term. Floating rate yields are expressed as spreads over base rates which consist mainly of LIBOR for U.S. dollars and Prime for Canadian dollars.

	2009					2008
				Yield to					Yield to
(in millions of	Floating	Spread	Fixed	maturity	Total	Floating	Spread	Fixed	maturity	Total
Canadian dollars)	$	%	$	%	$	$	%	$	%	$

Performing:
Past due	12	3.92	3	7.64	15	36	0.96	3	6.80	39
2009	—	—	—	—	—	3,644	1.42	1,010	6.19	4,654
2010	3,384	2.07	887	5.62	4,271	2,245	1.81	1,056	6.28	3,301
2011	3,197	2.29	891	5.78	4,088	3,286	1.49	1,053	6.38	4,339
2012	2,837	2.39	901	5.77	3,738	3,283	1.77	1,064	6.29	4,347
2013	2,303	1.85	869	5.74	3,172	2,201	1.60	1,027	6.27	3,228
2014	1,650	2.26	828	5.81	2,478	1,567	1.96	967	6.34	2,534
2015-2019	2,700	2.02	2,810	5.87	5,510	2,178	1.88	3,322	6.33	5,500
2020 and beyond	1,387	1.31	1,240	5.48	2,627	1,017	1.20	1,056	5.87	2,073

Performing gross loans receivable	17,470	1.89	8,429	5.72	25,899	19,457	1.65	10,558	6.22	30,015
Impaired (Note 5)	731	1.10	193	6.24	924	676	0.76	207	5.63	883

Gross loans receivable	$18,201		$8,622		$26,823	$20,133		$10,765		$30,898
Non-accrued capitalized interest on:
Impaired loans (Note 5)					(245)					(340)
Performing loans*					(43)					(35)
Deferred loan revenue and other credits					(268)					(314)

Loans receivable					$26,267					$30,209

*	Represents the unamortized balance that accrued while the loan was impaired.
At the end of December 2009, the floating rate performing gross loans receivable yield was 2.75% (2008 – 4.39%) with an average term to reset of 80 days (2008 – 76 days).
The breakdown of our performing gross loans receivable between sovereign and commercial is as follows:

	2009					2008
				Yield to					Yield to
(in millions of	Floating	Spread	Fixed	maturity	Total	Floating	Spread	Fixed	maturity	Total
Canadian dollars)	$	%	$	%	$	$	%	$	%	$

Commercial	16,887	1.92	8,101	5.70	24,988	18,809	1.68	9,320	6.04	28,129
Sovereign	583	1.45	328	7.00	911	648	0.97	1,238	8.02	1,886

Total performing gross loans receivable	$17,470	1.89	$8,429	5.72	$25,899	$19,457	1.65	$10,558	6.22	$30,015

EDC ANNUAL REPORT 2009     91

CONSOLIDATED FINANCIAL STATEMENTS
We have country risk concentrations as outlined below.

(in millions of Canadian dollars)	2009		2008
	Performing gross			Performing gross
Country	loans receivable	%	Country	loans receivable	%

United States	10,821	42	United States	13,693	46
Canada	2,994	12	Canada	2,407	8
Mexico	1,339	5	Mexico	2,103	7
India	1,236	5	India	1,369	4
Chile	921	4	Brazil	1,123	4
Other	8,588	32	Other	9,320	31

Total	$25,899	100	Total	$30,015	100

We have single counterparty performing gross loans receivable totaling $3,739 million with two airlines (2008 – $4,709 million with three airlines), and $785 million (2008 – $918 million) with a telecom and media entity. All of these counterparties are located in the United States.
The breakdown of our gross loans receivable by credit grade is as follows:

(in millions of Canadian dollars)	2009		2008
	$	% of total	$	% of total

Investment grade*	11,242	42	13,758	44
Below investment grade	14,657	55	16,257	53
Impaired	924	3	883	3

Total gross loans receivable	$26,823	100	$30,898	100

*	Investment grade exposure is defined by those obligors with credit ratings of BBB- and above
A loan payment is considered past due when the obligor has failed to make the payment by the contractual due date. The breakdown of our gross loans receivable that are past due but not impaired is as follows:

(in millions of Canadian dollars)	2009				2008
	Less than	30 to 180	Greater than		Less than	30 to 180	Greater than
	30 days	days	180 days	Total	30 days	days	180 days	Total

Commercial	14	—	1	15	34	1	2	37
Sovereign	—	—	—	—	1	—	1	2

Total past due but not impaired	$14	—	$1	$15	$35	$1	$3	$39

Where feasible, we seek to restructure loans which are in default. This may involve renegotiation of the terms of the loan which could include extending payment terms and amending interest rates. Once the new terms have been negotiated and all conditions have been met, the loan is no longer considered to be in default. We continually review these loans to ensure all conditions are being met. These loans continue to be subject to an individual or collective impairment assessment.
Loans renegotiated during 2009 which would otherwise be impaired or past due, totaled $758 million (2008 – $9 million).
92     A TRUSTED PARTNER IN TROUBLED TIMES

CONSOLIDATED FINANCIAL STATEMENTS
The following reflects the movement of non-accrued capitalized interest during the year:

(in millions of Canadian dollars)	2009	2008

Balance at beginning of year	375	351
Capitalized during the year	51	5
Impaired interest and fees received	21	24
Debt relief	(49)	—
Revaluation of sovereign impaired loans	(44)	(38)
Impaired interest and fees recognized	(15)	(19)
Amortization	(6)	(7)
Write-off	(7)	(4)
Foreign exchange translation	(38)	63

Balance at end of year	$288	$375

Note 5. Impaired Loans Receivable
The following table shows the amount of impaired gross loans receivable, net of non-accrued capitalized interest and the specific allowance, which represents impaired net loans receivable.

(in millions of Canadian dollars)	2009	2008

Impaired gross loans receivable
Sovereign	331	528
Commercial	593	355

	924	883
Less: Non-accrued capitalized interest	245	340
Specific allowance	319	152

Impaired net loans receivable	$360	$391

The following reflects the movement in impaired gross loans receivable during the year:

(in millions of Canadian dollars)	2009	2008

Balance at beginning of year	883	590
Loans classified as impaired	549	219
Additional disbursements	55	10
Capitalized interest	51	5
Loans reinstated to performing	(281)	(1)
Principal repayments	(51)	(58)
Loans written off	(58)	(5)
Receipts from the Government of Canada for sovereign debt relief	(49)	—
Foreclosed loans	(26)	—
Principal recoveries from loan sales	(46)	(11)
Foreign exchange translation	(103)	134

Balance at end of year	$924	$883

EDC ANNUAL REPORT 2009     93

CONSOLIDATED FINANCIAL STATEMENTS
During the year, impaired loans to 25 commercial borrowers totaling $58 million (2008 – $5 million) were written off. These loans were written off after all collection methods had been exhausted and no further prospect of recovery was likely. For the five years ended December 2009, cumulative write-offs of impaired loans totaled $129 million.
During 2009, payments of principal and interest from borrowers, as well as proceeds from sales of impaired loans were $118 million (2008 – $92 million). These amounts were applied against the carrying value of the impaired loans and did not affect interest income.
We sold $62 million in impaired loans to various counterparties in 2009 (2008 – $11 million). We recovered $46 million and the remaining $16 million was written off against the specific allowance for impaired loans.
We employ a range of policies to mitigate credit risk on our commercial loans which includes obtaining certain forms of security interest. The principal types of security interest are mortgages on equipment (mainly aircraft and rolling stock) and real estate, assignments or pledges on various business assets such as equity shares, trade receivables and bank accounts. Other principal forms of credit enhancement include guarantees from counterparties with higher credit ratings who may be related to the borrower, such as a parent company.
In connection with our impaired loans we currently hold collateral consisting of aircraft valued at $173 million.
Loans foreclosed during 2009 totaled $26 million (2008 – nil) resulting in the return of two aircraft. Each aircraft was valued at $6 million and resulted in a write-off of $14 million of the related loans.
Note 6. Allowance for Losses on Loans, Loan Commitments and Guarantees
The composition of the allowance for losses on loans, loan commitments and guarantees is as follows:

(in millions of Canadian dollars)	2009	2008

Base allowance
Investment grade exposure	152	153
Non-investment grade exposure	1,898	1,707

Total base allowance	2,050	1,860

Counterparty concentration
Investment grade exposure	2	11
Non-investment grade exposure	190	271

Total counterparty concentration	192	282

Market overlays
Commercial unsecured portfolio	51	203
Automotive	—	195
Other	17	22

Total market overlays	68	420

Total general allowance*	2,310	2,562
Specific allowance for call of indemnity with subsidiary (Note 35)	18	13
Specific allowance for impaired loans, loan commitments and guarantees	333	160

Total allowance for losses on loans, loan commitments and guarantees	$2,661	$2,735

*	Includes allowance on capital leases of $30 million (2008 – $39 million)
The following table provides a breakdown of our allowance for losses on loans, loan commitments and guarantees by commercial and sovereign risk:

(in millions of Canadian dollars)	2009			2008
	General	Specific	Total	General	Specific	Total

Commercial	2,098	318	2,416	2,461	138	2,599
Sovereign	212	33	245	101	35	136

Total allowance	$2,310	$351	$2,661	$2,562	$173	$2,735

94     A TRUSTED PARTNER IN TROUBLED TIMES

CONSOLIDATED FINANCIAL STATEMENTS
The allowance for losses on loans, loan commitments and guarantees is as follows:

(in millions of Canadian dollars)	2009	2008

Allowance for losses on loans	1,948	1,928
Allowance for losses on loan commitments	453	532
Allowance for losses on loan guarantees	260	275

Total	$2,661	$2,735

During the year, changes to the allowance for losses on loans, loan commitments and guarantees were as follows:

(in millions of Canadian dollars)	2009			2008
	General	Specific	Total	General	Specific	Total

Balance at beginning of year	2,562	173	2,735	1,765	115	1,880
Provision for losses on loans, loan commitments and guarantees	135	296	431	340	6	346
Write-offs*	—	(65)	(65)	—	(2)	(2)
Recovery of amounts written-off in prior years	—	12	12	—	16	16
Foreign exchange translation	(387)	(65)	(452)	457	38	495

Total	$2,310	$351	$2,661	$2,562	$173	$2,735

*	Includes write-offs as a result of foreclosures
The specific provision for 2009 of $296 million (2008 – $6 million) is comprised of a charge of $298 million (2008 – $42 million) as a result of new impairments and increases to allowances on existing impaired obligors which was partially offset by reversals of $2 million (2008 – $36 million) due to changes in the estimated future cash flows or recoveries anticipated from existing impaired obligors and the return of impaired obligors to performing status.
Note 7. Equity Financing Designated as Held-For-Trading
The equity financing portfolio is carried at fair value and is comprised of the following:

(in millions of Canadian dollars)	2009		2008
	Cost	Fair value	Cost	Fair value

Direct investments
Loans and debt securities	10	5	21	14
Equity interests	43	19	37	21

	53	24	58	35
Fund investments	192	172	152	115

Total equity financing	$245	$196	$210	$150

There was an unrealized gain of $8 million resulting from the change in fair value of equity financing in 2009 (2008 – $45 million unrealized loss). We also recognized a loss of $8 million (2008 – $4 million) resulting from the sale and write-off of two of our direct investments.
EDC ANNUAL REPORT 2009     95

CONSOLIDATED FINANCIAL STATEMENTS
Note 8. Capital Leases
The net investment in capital leases includes the following:

(in millions of Canadian dollars)	2009	2008

Total minimum lease payments receivable:
2009	—	20
2010	17	20
2011	17	20
2012	17	20
2013	17	20
2014	17	20
2015 and beyond	32	37

	117	157
Estimated residual values of leased aircraft	35	41

Gross investment in capital leases	152	198
Unearned income	(39)	(56)

Net investment in capital leases	$113	$142

Capital lease revenue for the year was $9 million (2008 – $9 million). At the end of December 2009, 13 aircraft were subject to capital leases with one airline, consistent with 2008. The remaining lease terms range from six to eight years. Included within the allowance for losses on loans is $30 million (2008 – $39 million) related to capital leases.
Note 9. Equipment Available for Lease
Equipment available for lease consists of aircraft that were returned to us because of default under the related obligors’ loan agreements. The aircraft were initially recognized at fair value and are carried net of impairment losses.

(in millions of Canadian dollars)	2009	2008

Regional aircraft	370	371
Accumulated depreciation	55	37

	$315	$334

Number of aircraft	42	41

In 2009, due to changing market conditions, a review for impairment was done on all 42 aircraft, and analyses of future cash flows were performed where necessary. As a result, we reduced the carrying value of four aircraft by $3 million (2008 – $23 million), to reflect adjustments to fair value.
Loans foreclosed during 2009 resulted in the return of two aircraft valued at $12 million. In addition, due to a pending sale, we reclassified one aircraft, valued at $10 million, to held for sale which is included in other assets.
Operating lease revenue for the year was $32 million (2008 – $43 million). At the end of December 2009, 32 of our 42 aircraft available for lease were subject to operating leases with four airlines (2008 – 30 aircraft). The lease terms range from 36 to 60 months.
The following table presents minimum future lease payments receivable:

(in millions of Canadian dollars)	2009	2008

2009	—	23
2010	23	7
2011	18	1
2012	17	—
2013	18	—
2014	11	—

Total	$87	$31

96     A TRUSTED PARTNER IN TROUBLED TIMES

CONSOLIDATED FINANCIAL STATEMENTS
Note 10. Recoverable Insurance Claims
During the year, changes to the recoverable insurance claims were as follows:

(in millions of Canadian dollars)	2009	2008

Balance at beginning of year	39	27
Claims paid	258	104
Claims recovered	(20)	(24)
Estimated unrecoverable portion of claims paid	(179)	(72)
Foreign exchange	(5)	4

Balance at end of year	$93	$39

Of the $258 million (2008 – $104 million) in claim payments made during 2009, 81% (2008 – 80%) were related to the credit insurance program. The largest concentrations of claim payments and recoveries were in the following countries:

(in millions of Canadian dollars)	2009		2008
	Claims	Claims		Claims	Claims
	paid	recovered		paid	recovered

United States	57	13	United States	67	16
Bahrain	55	—	Canada	12	1
Ukraine	35	1	Mexico	5	1
Brazil	24	—	Iran	4	1
Kazakhstan	21	—	China	2	—
Other	66	6	Other	14	5

Total	$258	$20	Total	$104	$24

Note 11. Property, Plant and Equipment
During the year, changes to property, plant and equipment were as follows:

(in millions of
Canadian dollars)	2009					2008
	Computer	Furniture and	Leasehold		Computer	Furniture and	Leasehold
	hardware	equipment	improvements	Total	hardware	equipment	improvements	Total

Cost:
Balance at
beginning of year	63	30	15	108	56	28	13	97
Additions	4	2	2	8	7	2	2	11

Balance at end of year	67	32	17	116	63	30	15	108

Accumulated depreciation:
Balance at
beginning of year	(54)	(27)	(12)	(93)	(53)	(26)	(11)	(90)
Depreciation expense	(4)	(1)	(1)	(6)	(1)	(1)	(1)	(3)

Balance at end of year	(58)	(28)	(13)	(99)	(54)	(27)	(12)	(93)

Carrying amount	$9	$4	$4	$17	$9	$3	$3	$15

EDC ANNUAL REPORT 2009     97

CONSOLIDATED FINANCIAL STATEMENTS
Note 12. Intangible Assets
During the year, changes to intangible assets were as follows:

(in millions of Canadian dollars)	2009			2008
	Internally developed	Computer		Internally developed	Computer
	software	software	Total	software	software	Total

Cost:
Balance at beginning of year	75	49	124	69	39	108
Additions	2	14	16	6	10	16

Balance at end of year	77	63	140	75	49	124

Accumulated amortization:
Balance at beginning of year	(56)	(32)	(88)	(48)	(28)	(76)
Amortization expense	(6)	(5)	(11)	(8)	(4)	(12)

Balance at end of year	(62)	(37)	(99)	(56)	(32)	(88)

Carrying amount	$15	$26	$41	$19	$17	$36

Note 13. Debt Instruments
We issue debt instruments in global capital markets. Short-term payables consist of commercial paper and other short-term debt related instruments that we issue with maturities under one year. Long-term payables represent bonds and other long-term instruments which we issue in Canadian dollars, U.S. dollars and other currencies as described in Note 23. We use foreign exchange swaps as well as cross currency interest rate swaps to convert Canadian dollar and foreign currency denominated notes primarily to U.S. dollars. Interest rate swaps are principally used to convert fixed rate instruments to floating rates primarily related to LIBOR. We use derivative contracts and structured notes to manage interest rate risk and foreign exchange risk, and also for asset liability management purposes.
Loans Payable
Loans payable (excluding derivatives) are comprised as follows:

(in millions of Canadian dollars)	2009			2008
		Other financial			Other financial
	Held-for-trading*	liabilities**	Total	Held-for-trading*	liabilities**	Total

Short-term payables	2,569	—	2,569	6,646	—	6,646

Long-term payables
- due within one year	5,575	165	5,740	2,563	—	2,563
- over one year	13,995	2,114	16,109	15,217	1,442	16,659

Total long-term payables	19,570	2,279	21,849	17,780	1,442	19,222

Accrued interest	—	17	17	—	14	14

Total loans payable	$22,139	$2,296	$24,435	$24,426	$1,456	$25,882

*	Accounted for at fair value

**	Accounted for at amortized cost
The amount to be paid at maturity on the debt designated as held-for-trading is $21,506 million (2008 – $23,577 million), $633 million less than the December 2009 fair value (2008 – $849 million less than the December 2008 fair value).
98     A TRUSTED PARTNER IN TROUBLED TIMES

CONSOLIDATED FINANCIAL STATEMENTS
Structured Notes
We have entered into a number of structured notes as part of our funding program. Structured notes are hybrid securities that combine debt instruments with derivative components.
Structured notes outstanding, included in loans payable, are as follows:

(in millions of Canadian dollars)	2009	2008

Callable/extendible	288	1,234
Inverse floating rate note	43	340
Dual currency	232	300
Zero coupon	208	51

Total	$771	$1,925

We have executed swap contracts to mitigate interest rate risk and foreign exchange risk on these structured borrowings. These contracts ensure that we will receive proceeds from the swap to meet the requirements of settling and servicing the debt obligation. We have in substance created floating rate debt by issuing bonds at fixed rates and entering into swap contracts whereby we receive fixed rate interest and pay interest at a floating rate. In swapping out of the underlying bond issue, the potential interest rate risk has been converted to credit risk. Credit exposure on derivative financial instruments is further discussed in Note 14.
Note 14. Derivative Financial Instruments
We use a variety of derivative financial instruments to manage costs, returns and levels of financial risk associated with our funding, investment and risk management activities.
We currently use, but are not limited to, the following types of instruments:

Interest rate swaps – transactions in which two parties exchange interest flows on a specified notional amount on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest. Notional amounts upon which interest payments/receipts are based are not exchanged.
Cross currency interest rate swaps – transactions in which two parties exchange currencies at inception and at maturity, as well as interest flows on the exchanged amounts on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest.
Foreign exchange swaps – commitments to exchange cash flows in different currencies where there are two exchanges, the first is made at the spot rate at inception and the second at a predetermined rate on a specified date in the future.
Foreign exchange forwards – commitments to exchange cash flows in different currencies, for which the foreign exchange rate is predetermined, at a specified date in the future.
Non-deliverable forwards – cash-settled, short-term forward contract, where the profit or loss at settlement date is calculated by taking the difference between the agreed upon exchange rate and the spot rate at the time of settlement, for an agreed upon notional amount of funds.
Credit default swaps – transactions between two counterparties that allow credit risks of a third-party reference entity or entities to be traded and managed. The buyer of credit protection pays a periodic fee to the protection seller over a specified term in return for compensation should a credit event (such as default or failure to pay) occur with the reference entity.
To diversify and reduce credit risk within our loan portfolio, we entered into credit default swap transactions which provide us with protection on eight single-name entities to which we have exposure through our loan portfolio. To offset the cost of these transactions, we sold credit default swap protection on a series of collateralized debt obligations which contain a diversified group of corporate names.
In any transaction there is a potential for loss. This loss potential is represented by (1) credit risk, wherein the counterparty fails to perform an obligation as agreed upon, causing the other party to incur a financial loss, and (2) interest rate risk and foreign exchange risk, where an exposure exists as a result of changes in foreign exchange rates or interest rates.
We manage our exposure to interest rate risk and foreign exchange risk using limits developed in consultation with the Department of Finance and approved by our Board of Directors.
EDC ANNUAL REPORT 2009     99

CONSOLIDATED FINANCIAL STATEMENTS
Both our internal policies and guidelines (established in the Risk Management Office and approved by our Board of Directors) and those set by the Minister of Finance limit our use of derivatives. We do not use derivatives for speculative purposes. We manage our exposure to derivative counterparty credit risk by contracting only with creditworthy counterparties, and in certain cases entering into collateral agreements with those counterparties. Collateral agreements provide for the posting of collateral by the counterparty when our exposure to that entity exceeds a certain threshold. Collateral is held by a third party and at the end of December 2009 totaled $1,247 million (2008 – $726 million). Where we have a collateral agreement with a counterparty, the counterparty must have a minimum credit rating of A- from an external credit rating agency. Where we do not have a collateral agreement with a counterparty, the counterparty must have a minimum external credit rating of A for transactions of less than three years, and a minimum external credit rating of AA- for transactions of greater than three years. Internal policies and procedures establish credit approvals, controls and monitoring. We do not anticipate any significant non-performance by the counterparties.
In 2009, we reviewed our contracts for embedded derivatives and determined they were immaterial and consequently bifurcation was not required.
Notional amounts are not recorded as assets or liabilities on our balance sheet as they represent the face amount of the contract to which a rate or a price is applied to determine the amount of cash flows to be exchanged.
The remaining term to maturity of the notional amounts for our derivative contracts is as follows:

(in millions of Canadian dollars)	2009				2008
	Remaining term to maturity				Remaining term to maturity
	Under 1	1 to 3	Over 3		Under 1	1 to 3	Over 3
	year	years	years	Total	year	years	years	Total

Cross currency interest rate swaps	2,482	3,101	3,914	9,497	1,122	3,815	2,680	7,617
Interest rate swaps	3,309	7,775	2,601	13,685	5,346	7,964	1,565	14,875
Foreign exchange swaps	5,096	—	—	5,096	7,436	—	—	7,436
Foreign exchange forwards	40	—	—	40	224	—	—	224
Non-deliverable forwards	204	—	—	204	15	152	—	167
Credit default swaps – protection sold	—	(63)	—	(63)	—	—	(147)	(147)
Credit default swaps – protection purchased	—	283	26	309	24	—	147	171

Total derivative financial instruments	$11,131	$11,096	$6,541	$28,768	$14,167	$11,931	$4,245	$30,343

The following table provides the fair values for each category of derivative financial instrument.

(in millions of Canadian dollars)	2009	2008

Cross currency interest rate swaps	1,377	903
Interest rate swaps	328	368
Foreign exchange swaps	24	(722)
Foreign exchange forwards	(2)	(11)
Credit default swaps – protection sold	(37)	(119)
Credit default swaps – protection purchased	(3)	11

Total derivative financial instruments	$1,687	$430

The change in the fair value of the derivatives recognized in net income in 2009 amounted to a loss of $324 million (2008 – gain of $526 million).
100     A TRUSTED PARTNER IN TROUBLED TIMES

CONSOLIDATED FINANCIAL STATEMENTS
Note 15. Debt Instrument Maturities
We often combine debt instruments with derivative financial instruments to generate lower-cost funding. For example, a fixed rate debt issue can be combined with an interest rate swap to generate floating rate funding at a lower cost than issuing a floating rate note. The following table shows our resulting net fixed and floating rate debt positions, as well as the maturities and yields of those net positions. Although we measure our swaps and the majority of debt instruments at their fair value on the financial statements, they are shown below at their notional amounts in order to provide information on cash requirements at maturity of the instruments.

(in millions of Canadian dollars)	2009				2008
	Debt	Swap		Yield*	Debt	Swap		Yield*
Year of maturity	issues	contracts	Net	(%)	issues	contracts	Net	(%)

Fixed rate issues
2009	—	—	—	—	2,135	(2,135)	—	—
2010	5,439	(5,274)	165	8.14	4,253	(4,060)	193	8.14
2011	5,599	(5,599)	—	—	6,293	(6,293)	—	—
2012	4,390	(3,343)	1,047	4.64	2,076	(851)	1,225	4.64
2013	1,055	(1,055)	—	—	1,235	(1,235)	—	—
2014	1,573	(526)	1,047	3.19	500	(500)	—	—
2015 to 2019	1,445	(1,425)	20	8.16	731	(707)	24	8.16
2020 and beyond	338	(328)	10	5.90	223	(223)	—	—

Subtotal	19,839	(17,550)	2,289	3.89	17,446	(16,004)	1,442	4.78

Floating rate issues
2009	—	—	—		7,008	2,085	9,093
2010	2,735	5,057	7,792		70	4,147	4,217
2011	36	5,288	5,324		35	6,142	6,177
2012	479	3,167	3,646		—	777	777
2013	—	1,054	1,054		23	1,233	1,256
2014	516	406	922		37	444	481
2015 to 2019	165	1,385	1,550		376	682	1,058
2020 and beyond	15	305	320		24	181	205

Subtotal	3,946	16,662	20,608	0.33	7,573	15,691	23,264	2.46

Total	$23,785	$(888)	$22,897		$25,019	$(313)	$24,706

*	Refers to yield to maturity for fixed rate issues, and yield to reset for floating rate issues.
At the end of December 2009, the contractual cash flows, including principal and interest, related to our debt portfolio are as follows:

(in millions of Canadian dollars)	Under 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total

Debt	8,854	11,230	3,362	2,314	25,760
Swap contracts
Receivable	(5,870)	(9,528)	(1,773)	(2,022)	(19,193)
Payable	5,085	8,453	1,459	1,685	16,682

Total	$8,069	$10,155	$3,048	$1,977	$23,249

Credit exposure and other details of derivative financial instruments are included as part of Note 14.
EDC ANNUAL REPORT 2009     101

CONSOLIDATED FINANCIAL STATEMENTS
Note 16. Allowance for Claims on Insurance
The allowance for claims on insurance broken down by program is as follows:

(in millions of Canadian dollars)			2009			2008
	Insurance	Reinsurance	Net allowance	Insurance	Reinsurance	Net allowance

Credit insurance	263	(8)	255	276	(13)	263
Contract insurance and bonding	97	—	97	59	—	59
Political risk insurance	360	(151)	209	420	(144)	276

Total	$720	$(159)	$561	$755	$(157)	$598

During the year, the net allowance for claims was impacted by the following factors:

(in millions of Canadian dollars)	2009	2008

Balance at beginning of year	598	386
Change in portfolio make-up and risk ratings	7	49
Update of actuarial assumptions	27	97
Foreign exchange translation	(71)	66

Balance at end of year	$561	$598

Note 17. Financing Commitments
We have three types of financing commitments.
The first type is undisbursed amounts on signed loan agreements totaling $8,814 million (2008 – $8,024 million). These commitments are immediately available to the obligor for drawdown subject to continued adherence to contractual covenants established under the financing agreements.
Undisbursed amounts on signed loan agreements with their committed fixed rates or committed floating rate spreads are outlined in the following table. All yields are computed on a weighted average basis and the spreads over floating interest rates represent the spreads over base rates which consist mainly of LIBOR for U.S. dollars.

(in millions of
Canadian dollars)	2009					2008
	Fixed	Estimated	Floating	Spread	Total	Fixed	Estimated	Floating	Spread	Total
	$	spot yield %	$	%	$	$	spot yield %	$	%	$

Commercial	74	4.65	8,213	1.99	8,287	148	5.56	7,854	1.87	8,002
Sovereign	524	5.35	3	3.16	527	16	5.47	6	2.53	22

Total	$598	5.26	$8,216	1.99	$8,814	$164	5.55	$7,860	1.87	$8,024

We also have loan commitments for which terms related to the transaction such as interest rate type and disbursement schedule have not yet been determined. This category of commitments includes letters of offer accepted and outstanding for loans of $1,711 million (2008 – $2,795 million) and guarantees of $109 million (2008 – $149 million) as well as unallocated, confirmed lines of credit of $459 million (2008 – $509 million).
The third type of financing commitments relate to equity investments and total $367 million (2008 – $279 million). Of this amount, commitments to investment funds total $366 million and the remaining $1 million relates to direct investments in Canadian companies. Commitments are generally drawn down over a five-year period and draw downs are normally at the discretion of the fund managers.
102     A TRUSTED PARTNER IN TROUBLED TIMES

CONSOLIDATED FINANCIAL STATEMENTS
Note 18. Contingent Liabilities
Our contingent liabilities include credit, contract insurance and bonding and political risk insurance policies and guarantees which represent direct risks undertaken. We also increase our contingent liability by assuming exposure from other insurers. We reduce our contingent liability by ceding reinsurance in both the credit insurance and political risk insurance programs to other insurance companies.
The credit insurance program protects exporters of goods and services trading on credit terms of up to a year against non-payment due to commercial and political risks. Commercial and political risks covered include buyer insolvency, default, repudiation of goods by buyer, contract cancellation and conversion and risk transfer, cancellation of export or import permits, or war-related risks. The contract insurance and bonding program provides cover for sales on exposure terms usually greater than one year and includes export credit insurance and guarantees, performance guarantees and surety, extending cover for risks inherent in performance related obligations. Political risk insurance provides risk protection for equity and other investments abroad.
At the end of December 2009, we had contingent liabilities of $25,953 million (2008 – $28,240 million) which mature as follows:

(in millions of
Canadian dollars)	2009					2008
		Contract	Political				Contract	Political
	Credit	insurance	risk			Credit	insurance	risk
	insurance	and bonding	insurance	Guarantees*	Total	insurance	and bonding	insurance	Guarantees*	Total

2009	—	—	—	—	—	11,757	1,875	46	2,352	16,030
2010	10,508	1,602	162	5,219	17,491	—	1,430	218	1,808	3,456
2011	—	1,191	82	1,284	2,557	—	1,126	120	678	1,924
2012	—	535	92	650	1,277	—	343	89	602	1,034
2013	—	239	38	199	476	—	415	47	311	773
2014	—	21	21	431	473	—	8	12	359	379
2015–2019	—	323	873	43	1,239	—	5	974	335	1,314
2020 and beyond	—	168	115	2,157	2,440	—	196	48	3,086	3,330

Total	$10,508	$4,079	$1,383	$9,983	$25,953	$11,757	$5,398	$1,554	$9,531	$28,240

*	Includes $6,425 million of guarantees issued within the contract insurance and bonding program (2008 – $5,366 million).
Insurance Policies
The major concentrations by location of risk are as follows:
Credit Insurance

(in millions of
Canadian dollars)	2009				2008
	Credit	Reinsurance	Reinsurance	Net credit		Credit	Reinsurance	Net credit
	insurance	ceded	assumed*	insurance		insurance	ceded	insurance

United States	4,389	(127)	—	4,262	United States	4,093	(93)	4,000
Turkey	632	(1)	—	631	Brazil	812	(41)	771
South Korea	586	(35)	—	551	China	697	—	697
Brazil	574	(30)	—	544	Turkey	588	—	588
China	473	—	—	473	South Korea	582	—	582
Canada	244	(24)	38	258	Russia	452	—	452
Other	4,099	(310)	—	3,789	Other	4,914	(247)	4,667

Total	$10,997	$(527)	$38	$10,508	Total	$12,138	$(381)	$11,757

*	Relates to our temporarily expanded mandate
EDC ANNUAL REPORT 2009     103

CONSOLIDATED FINANCIAL STATEMENTS
Contract Insurance and Bonding

(in millions of
Canadian dollars)	2009					2008
	Contract			Net contract		Contract		Net contract
	insurance		Reinsurance	insurance and		insurance	Reinsurance	insurance and
	and bonding		assumed	bonding**		and bonding	assumed	bonding**

Canada	221	*	2,763	2,984	Canada	249	3,854	4,103
United States	118		604	722	United States	154	707	861
Ecuador	60		—	60	China	51	—	51
China	27		—	27	Mexico	48	1	49
Mexico	23		2	25	Venezuela	38	—	38
Other	253		8	261	Other	286	10	296

Total	$702		$3,377	$4,079	Total	$826	$4,572	$5,398

*	Of this amount, $117 million relates to our temporarily expanded mandate

**	Excludes guarantees
Political Risk Insurance

(in millions of
Canadian dollars)	2009				2008
	Political			Net		Political			Net
	risk	Reinsurance	Reinsurance	political risk		risk	Reinsurance	Reinsurance	political risk
	insurance	assumed	ceded	insurance		insurance	assumed	ceded	insurance

Libya	300	—	—	300	Libya	300	—	—	300
Peru	330	—	(84)	246	Peru	393	—	(100)	293
Papua New Guinea	209	—	(105)	104	Papua New Guinea	245	—	(122)	123
Kyrgyzstan	132	—	(49)	83	Colombia	231	—	(116)	115
South Africa	72	—	—	72	Dominican Republic	101	27	(28)	100
Other	1,173	49	(644)	578	Other	1,180	58	(615)	623

Total	$2,216	$49	$(882)	$1,383	Total	$2,450	$85	$(981)	$1,554

Guarantees
We issue performance security guarantees which provide coverage to the exporter’s bank for up to 100% of the guarantee value in the event of any call by the buyer. Financial security guarantees are issued to provide coverage to the exporter’s bank for up to 100% of the guarantee value in the event of any call by the supplier and any foreign bank. Foreign exchange guarantees are also issued which provide a guarantee to secure the closing risks associated with foreign exchange forward contracts. Each guarantee issued stipulates a recovery provision whereby the third party, the exporter, agrees to indemnify us should a payment be made under the guarantee. Unless otherwise stated, the indemnification agreement generally ranks as an unsecured liability of the exporter.
We issue loan guarantees to cover non-payment of principal, interest and fees due to banks and financial institutions providing loans to buyers of Canadian goods and services. Calls on guarantees result in our recognition of a loan asset on the balance sheet and become a direct obligation of the buyer. At the end of December 2009, loan guarantees on secured loans totaled $62 million (2008 – $85 million). The security held is mainly locomotives which is valued at approximately $58 million. Guarantees with impaired obligors totaled $25 million (2008 – $25 million).
104     A TRUSTED PARTNER IN TROUBLED TIMES

CONSOLIDATED FINANCIAL STATEMENTS
At the end of December 2009, we had guarantees outstanding of $9,983 million (2008 – $9,531 million).

(in millions of Canadian dollars)	2009	2008

Performance security guarantees*	5,968	5,089
Loan guarantees**	3,558	4,165
Foreign exchange guarantees	232	110
Financial security guarantees	224	165
Specific transaction guarantees***	1	2

Total	$9,983	$9,531

*	Includes $294 million of domestic performance security guarantees relating to our temporarily expanded mandate in 2009

**	Includes $9.9 million of domestic loan guarantees relating to our temporarily expanded mandate in 2009

***	We no longer issue specific transaction guarantees
We are involved in various legal proceedings in the ordinary course of business. Management does not expect the outcome of any of these proceedings to have a material effect on our consolidated financial position or our results of operations.
Note 19. Reinsurance Agreements
We cede reinsurance to limit exposure to large losses. Reinsurance contracts do not relieve us of our obligations to the insured. However, they do provide for the recovery of claims arising from the liabilities ceded. We have a reinsurance treaty agreement for the credit insurance portfolio, as well as some facultative cover arrangements. Within the contract insurance and bonding and political risk insurance programs there are no reinsurance treaties, however, reinsurance is acquired on a transaction by transaction basis. Management has assessed the creditworthiness of the reinsurers and has determined that no additional allowance is required by EDC for this ceded exposure.
We have assumed export risks for a number of Canadian exporters under facultative arrangements with private credit insurers. For the surety bond insurance line of business, within the contract insurance and bonding program, we have general reinsurance agreements with several surety companies. In addition, we have assumed reinsurance positions under our contract frustration line of business.
The effect of reinsurance on our contingent liability is disclosed in Note 18 and the impact on premium and guarantee fees is as follows:

(in millions of Canadian dollars)	2009				2008
				Total				Total
		Reinsurance	Reinsurance	premium and		Reinsurance	Reinsurance	premium and
	Direct	premium	premium	guarantee	Direct	premium	premium	guarantee
	premium	assumed	ceded	fees	premium	assumed	ceded	fees

Credit insurance	136	—	(5)	131	120	—	(3)	117
Contract insurance and bonding	39	13	—	52	27	15	—	42
Political risk insurance	27	1	(14)	14	18	1	(7)	12

Total	$202	$14	$(19)	$197	$165	$16	$(10)	$171

EDC ANNUAL REPORT 2009     105

CONSOLIDATED FINANCIAL STATEMENTS
Note 20. Shareholder’s Equity
EDC’s authorized share capital is $3.0 billion consisting of 30 million shares with a par value of $100 each (2008 – $1.5 billion consisting of 15 million shares). The authorized capital limit was raised as part of the Government of Canada’s Budget in January 2009. The number of shares issued and fully paid is 13.3 million (2008 – 9.8 million). In January 2009, EDC received a $350 million injection of new capital in exchange for 3.5 million shares with a par value of $100 each (2008 – nil). No dividend was paid to the Government of Canada in 2009 (2008 – $250 million).
Note 21. Capital Management
EDC has a capital management process in place to ensure that we are appropriately capitalized and that our capital position is identified, measured, managed and regularly reported to the Board of Directors.
Our primary objective with respect to capital management is to ensure that EDC has adequate capital to support the evolving needs of Canadian exporters and investors while remaining financially self-sustaining.
We manage our capital through a Board approved capital adequacy policy. Under our capital adequacy policy we determine whether we have adequate capital by comparing the supply of capital to the demand for capital. Demand for capital is calculated by a model which estimates the capital required to cover the extreme value of potential losses (including both expected and unexpected losses) arising from credit, interest rate, foreign exchange, operational and business risk. Additional capital, beyond that required to support these core risks, is designated as strategic risk capital and is made available for strategic initiatives and possible volatility in core risk capital. The supply of capital is determined by our financial statements and consists of paid-in share capital, retained earnings, accumulated other comprehensive income (loss) and allowances. There were no changes to our capital adequacy policy in 2009.
A key principle in our capital management is the establishment of a target solvency standard or credit rating which determines the level of demand for capital that is required to cover EDC’s exposures in exceptional circumstances. We target a level of capitalization sufficient to cover potential losses consistent with a rating standard of AA.
The following table represents the breakdown of EDC’s supply of capital at December 31.

(in millions of Canadian dollars)	2009	2008

Allowance for losses on loans	1,948	1,928
Allowance for losses on loan commitments and guarantees	713	807
Allowance for claims on insurance	720	755
Reinsurers’ share of allowance for claims	(159)	(157)
Share capital	1,333	983
Retained earnings	5,317	5,077
Accumulated other comprehensive income (loss)	(62)	56

Supply of capital	$9,810	$9,449

106     A TRUSTED PARTNER IN TROUBLED TIMES

CONSOLIDATED FINANCIAL STATEMENTS
Note 22. Interest Rate Risk
The following table summarizes our interest rate risk based on the gap between the notional amount of assets and liabilities grouped by the earlier of contractual re-pricing or maturity dates. Notional amounts reflect our true exposure to re-pricing at various maturities. The differences between the notional amounts and the carrying values, the positions not subject to re-pricing risk, and shareholder’s equity are presented in the non-interest rate sensitive column to ensure comparability with the balance sheet. The effective interest rates shown indicate historical rates for fixed rate and floating rate instruments.

	Immediately	Up to 6	Over 6 to	Over 1 to 5	Over 5	Non-interest	2009
(in millions of Canadian dollars)	rate-sensitive	months	12 months	years	years	rate sensitive(2)	Total

Assets
Cash and marketable securities	52	4,283	127	667	234	69	5,432
Gross loans receivable	150	17,775	434	3,489	4,051	924	26,823
Effective interest rate %	6.73	2.80	5.59	5.83	5.78
Less:
Deferred revenue and non-accrued capitalized interest						(556)	(556)
Net allowance for losses on loans						(1,948)	(1,948)
Capital leases	—	61	5	43	4		113
Effective interest rate %	—	7.32	7.31	7.32	7.31
Equity financing						196	196
Equipment available for lease, other assets and accrued interest and fees						2,838	2,838

Total assets	$202	$22,119	$566	$4,199	$4,289	$1,523	$32,898

Liabilities and shareholder’s equity
Loans payable		8,358	1,216	12,604	1,607	650	24,435
Effective interest rate %		5.76	5.20	3.62	4.19
Total pay side instruments on swap contracts		23,266	—	406	—	3,946	27,618
Effective interest rate %		0.45	—	4.85	—
Total receive side instruments on swap contracts		(10,233)	(1,032)	(11,505)	(1,576)	(4,176)	(28,522)
Effective interest rate %		4.18	4.58	3.46	4.13
Cumulative foreign exchange translation on cross currency interest rate swaps(1)						904	904

Total loans payable							24,435

Other liabilities and deferred revenue						1,875	1,875
Shareholder’s equity						6,588	6,588

Total liabilities and shareholder’s equity		$21,391	$184	$1,505	$31	$9,787	$32,898

At December 31, 2009
Total gap	202	728	382	2,694	4,258	(8,264)	—
Cumulative gap	202	930	1,312	4,006	8,264	—	—

Canadian dollar	24	1,482	43	314	197	(2,060)	—
Foreign currency	178	(754)	339	2,380	4,061	(6,204)	—

Total gap	202	728	382	2,694	4,258	(8,264)	—

(1)	Due to foreign exchange translation, the pay and receive side instruments may not net to zero. This amount represents the difference caused by foreign exchange translation on the pay and receive side instruments on swap contracts.

(2)	Included in non-interest rate sensitive amounts are the differences between the carrying amounts and the notional amounts, foreign exchange contracts and foreign exchange forwards not sensitive to interest rates.
EDC ANNUAL REPORT 2009     107

CONSOLIDATED FINANCIAL STATEMENTS

	Immediately	Up to 6	Over 6 to	Over 1 to 5	Over 5	Non-interest rate	2008
(in millions of Canadian dollars)	rate-sensitive	months	12 months	years	years	sensitive(2)	Total

Assets
Cash and marketable securities	189	2,800	16	515	261	62	3,843
Gross loans receivable	163	19,845	462	4,200	5,345	883	30,898
Effective interest rate %	6.45	4.40	6.24	6.35	6.26
Less:
Deferred revenue and non-accrued capitalized interest						(689)	(689)
Net allowance for losses on loans						(1,928)	(1,928)
Capital leases	—	5	5	47	85	—	142
Effective interest rate %	—	7.31	7.31	7.31	7.32
Equity financing						150	150
Equipment available for lease, other assets and accrued interest and fees						2,840	2,840

Total assets	$352	$22,650	$483	$4,762	$5,691	$1,318	$35,256

Liabilities and shareholder’s equity
Loans payable		8,560	1,569	13,754	1,136	863	25,882
Effective interest rate %		3.36	2.53	4.20	4.66
Total pay side instruments on swap contracts		24,378	—	559	—	5,765	30,702
Effective interest rate %		2.50	—	4.85	—
Total receive side instruments on swap contracts		(10,158)	(1,559)	(12,437)	(1,111)	(5,054)	(30,319)
Effective interest rate %		2.67	2.05	4.13	4.57
Cumulative foreign exchange translation on cross currency interest rate swaps(1)						(383)	(383)

Total loans payable							25,882

Other liabilities and deferred revenue						3,258	3,258
Shareholder’s equity						6,116	6,116

Total liabilities and shareholder’s equity		$22,780	$10	$1,876	$25	$10,565	$35,256

At December 31, 2008
Total gap	352	(130)	473	2,886	5,666	(9,247)	—
Cumulative gap	352	222	695	3,581	9,247	—	—

Canadian dollar	36	814	22	79	88	(10,262)	(9,223)
Foreign currency	316	(944)	451	2,807	5,578	1,015	9,223

Total gap	352	(130)	473	2,886	5,666	(9,247)	—

(1)	Due to foreign exchange translation, the pay and receive side instruments may not net to zero. This amount represents the difference caused by foreign exchange translation on the pay and receive side instruments on swap contracts.

(2)	Included in non-interest rate sensitive amounts are the differences between the carrying amounts and the notional amounts, foreign exchange contracts and foreign exchange forwards not sensitive to interest rates.
108     A TRUSTED PARTNER IN TROUBLED TIMES

CONSOLIDATED FINANCIAL STATEMENTS
Note 23. Foreign Currency Balances
We have substantial assets and liabilities in U.S. dollars and in other currencies. In addition, we have derivative financial instruments denominated in various currencies. The purpose of these derivative financial instruments is to minimize our cost of capital and optimize our yields, while remaining within treasury guidelines and limits approved by our Board of Directors.
The following table shows where we have used derivative financial instruments to manage the foreign currency exposures of our asset and liability positions. The net foreign currency exposure at the end of December 2009 (expressed in Canadian equivalent dollars) is as follows:

(in millions of Canadian dollars)	2009
	Assets			Liabilities			Net foreign	Foreign
							currency	exchange
	Gross	DI*	Net	Gross	DI*	Net	exposure	rate

U.S. dollars	21,888	3,053	24,941	(19,085)	(5,865)	(24,950)	(9)	1.0466
Euros	1,050	—	1,050	(7)	(1,024)	(1,031)	19	1.5000
Swiss franc	—	—	—	(430)	417	(13)	(13)	1.0106
British pounds	956	—	956	(1,850)	896	(954)	2	1.6918
Mexican peso	23	—	23	(82)	57	(25)	(2)	0.0801
Australian dollars	383	—	383	(63)	(321)	(384)	(1)	0.9387
Japanese yen	405	—	405	(711)	307	(404)	1	0.0112
New Zealand dollars	39	—	39	(686)	648	(38)	1	0.7587
Norwegian krone	—	—	—	(322)	321	(1)	(1)	0.1804
Brazilian real	56	—	56	—	(56)	(56)	—	0.6006
Czech koruna	70	—	70	—	(70)	(70)	—	0.0570
Hong Kong dollars	114	—	114	(284)	170	(114)	—	0.1350
Polish zloty	56	—	56	—	(56)	(56)	—	0.3661
Singapore dollars	39	—	39	—	(39)	(39)	—	0.7459
Tanzanian schilling	46	—	46	—	(46)	(46)	—	0.0008
Turkish lira	—	—	—	(53)	53	—	—	0.6986

*	DI represents derivative instruments. See Note 14.

(in millions of Canadian dollars)	2008
	Assets			Liabilities			Net foreign	Foreign
							currency	exchange
	Gross	DI*	Net	Gross	DI*	Net	exposure	rate

U.S. dollars	28,230	121	28,351	(18,548)	(10,083)	(28,631)	(280)	1.2246
Japanese yen	496	—	496	(666)	187	(479)	17	0.0135
New Zealand dollars	37	—	37	(808)	775	(33)	4	0.7125
Mexican peso	125	—	125	(46)	(81)	(127)	(2)	0.0886
Euros	1,206	—	1,206	(261)	(943)	(1,204)	2	1.7046
Norwegian krone	—	—	—	(407)	409	2	2	0.1760
Tanzanian schilling	49	—	49	—	(47)	(47)	2	0.0009
Australian dollars	121	—	121	(151)	31	(120)	1	0.8550
British pounds	1,038	—	1,038	(1,435)	397	(1,038)	—	1.7896
Czech koruna	58	—	58	—	(58)	(58)	—	0.0638
Hong Kong dollars	147	—	147	—	(147)	(147)	—	0.1580
Hungarian forint	46	—	46	(38)	(8)	(46)	—	0.0064
Polish zloty	64	—	64	(41)	(23)	(64)	—	0.4137
Singapore dollars	54	—	54	—	(54)	(54)	—	0.8521
Swiss franc	—	—	—	(303)	303	—	—	1.1479

*	DI represents derivative instruments. See Note 14.
Throughout the year, our assets and liabilities were denominated mainly in U.S. dollars, Euros and British pounds.
EDC ANNUAL REPORT 2009     109

CONSOLIDATED FINANCIAL STATEMENTS
Note 24. Fair Value of Financial Instruments
Fair value represents our estimate of the amount of consideration that would be agreed upon to exchange a financial instrument in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.
As with any estimate, uncertainty is inherent due to the unpredictability of future events. In the case of estimating the fair value of our financial instruments, this uncertainty is magnified due to the large number of assumptions used and the wide range of acceptable valuation techniques. Estimates of fair values are based on market conditions at a certain point in time, and may not be reflective of future market conditions. Therefore, the estimates of the fair value of financial instruments outlined as follows do not necessarily reflect the actual values that may occur should the instruments be exchanged in the market.

(in millions of Canadian dollars)	2009		2008
	Carrying value	Fair value	Carrying value	Fair value

Assets
Performing fixed rate loans*	7,916	7,268	10,008	8,522
Performing floating rate loans*	16,253	15,535	18,216	14,788

Total performing loans receivable	24,169	22,803	28,224	23,310
Impaired loans (less specific allowance and non-accrued capitalized interest)	360	360	391	391

Loans receivable and accrued interest and fees	24,529	23,163	28,615	23,701

Cash	52	52	188	188
Marketable securities:
Held-for-trading	4,629	4,629	3,193	3,193
Available-for-sale	751	751	462	462
Equity financing designated as held-for-trading	196	196	150	150
Recoverable insurance claims	93	93	39	39
Derivative instruments	1,909	1,909	1,830	1,830

Liabilities
Accounts payable	147	147	227	227
Loans payable:
Designated as held-for-trading	22,139	22,139	24,426	24,426
Other financial liabilities	2,296	2,414	1,456	1,575
Derivative instruments	222	222	1,400	1,400
Loan guarantees	260	260	275	275

*	The carrying and fair value of loans includes deferred guarantee fees of $68 million (2008 – $80 million).
110     A TRUSTED PARTNER IN TROUBLED TIMES

CONSOLIDATED FINANCIAL STATEMENTS
The assumptions and valuation techniques that we use to estimate fair values are as follows:
Loans Receivable
In order to estimate the fair value of our performing loans receivable (including accrued interest receivable), we separate them into risk pools and calculate the net present value of principal and interest cash flows. The discount rates are obtained from yield curves for each risk pool and are specific to the credit risk and term to maturity associated with each principal and interest cash flow.
The fair value of impaired loans is considered to be equal to their carrying value.
Marketable Securities
We estimate the fair value of marketable securities using observable market prices. If such prices are not available, we determine the fair value by discounting future cash flows using an appropriate yield curve.
Equity Financing
Depending on the type of investment, we estimate fair value using one of the following: (i) market-based methodologies, such as the quoted share price or the price of recent investments; (ii) discounted earnings or cash flow approaches; or (iii) liquidation or asset-based methods.

Significant assumptions used in the determination of fair value can include discount or capitalization rate, rate of return and the weighting of forecasted earnings.
Loans Payable
The fair value of our less complex loans payable is determined using the discounted cash flow method. Forward rates are used to value floating rate cash flows occurring in the future. Cash flows are discounted using the respective currency’s yield curve. Inputs to the models are market observable and may include interest rate yield curves and foreign exchange rates.
For our more complex loans payable which may include optionality, we estimate fair value using valuation models when independent market prices are not available. Inputs to these models include option volatilities and correlations in addition to interest rate yield curves and foreign exchange rates.
Derivative Financial Instruments
Foreign exchange forwards and foreign exchange swaps are valued by discounting the notional amounts using the respective currency’s yield curve and converting the amounts using the spot Canadian dollar exchange rate.
Interest rate and cross currency interest rate swaps are valued using a discounted cash flow method. Forward rates are used to determine floating rate cash flows occurring in the future. Cash flows are discounted using the respective currency’s yield curve. Inputs to the models are market observable and may include interest rate yield curves and foreign exchange rates.
For more complex swaps which may include optionality, including cross currency interest rate swaps, interest rate swaps, non-deliverable forwards and equity-linked swaps, the fair value is determined using models which are developed from recognized valuation techniques. Inputs to these models include option volatilities and correlations in addition to interest rate yield curves and foreign exchange rates. Credit default swaps are valued with the additional input of market based par credit default swap spreads or by using quoted prices from dealers where appropriate.
The valuations determined using the methodologies described above are adjusted for the credit risk of the counterparty where appropriate.
Financial Instruments with Book Value Approximating Fair Value
Fair value is assumed to equal book value for accounts payable due to the short term nature of these instruments. Fair value is also assumed to equal book value for cash, recoverable insurance claims and loan guarantees.
EDC ANNUAL REPORT 2009     111

CONSOLIDATED FINANCIAL STATEMENTS
Fair Value Hierarchy
The table below presents the fair value hierarchy for those items carried on our balance sheet at fair value. The fair value hierarchy prioritizes the valuation techniques used to determine the fair value of a financial instrument based on whether the inputs to those techniques are observable or unobservable.
▶	Level 1 – fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

▶	Level 2 – fair values are determined using inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

▶	Level 3 – fair values are determined using inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

(in millions of Canadian dollars)	2009				2008
	Fair Value				Fair Value
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets
Marketable securities:
Held-for-trading	383	4,246	—	4,629	539	2,654	—	3,193
Available-for-sale	751	—	—	751	462	—	—	462
Equity financing designated as held-for-trading	—	—	196	196	—	—	150	150
Derivative instruments	—	1,909	—	1,909	—	1,830	—	1,830

Liabilities
Loans payable:
Designated as held-for-trading	—	22,139	—	22,139	—	24,426	—	24,426
Other financial liabilities	—	2,414	—	2,414	—	1,575	—	1,575
Derivative instruments	—	222	—	222	—	1,400	—	1,400

The following table summarizes the reconciliation of Level 3 fair values between 2008 and 2009 for equity financing designated as held-for-trading.

(in millions of Canadian dollars)	2009

Balance at beginning of year	150
Purchases	78
Return of capital	(16)
Foreign exchange translation	(16)

Balance at end of year	$196

Total gains or losses for the year included in net income for instruments held at the end of the year	$—

Changes in valuation methods may result in transfers into or out of levels 1, 2, and 3. In 2009, there were no transfers between levels (2008 – none).
A sensitivity analysis was performed using reasonably possible alternative assumptions to recalculate the fair value of our Level 3 investments. A change in the assumptions would not result in a significant impact on our financial results.
Note 25. Financial Instrument Risks
Our risk management practices are guided by an Enterprise Risk Management Framework which identifies the key risks that EDC faces and the tools used to measure, monitor, and manage them. The principal risks that we are exposed to as a result of holding financial instruments, are credit, market and liquidity risk.
112     A TRUSTED PARTNER IN TROUBLED TIMES

CONSOLIDATED FINANCIAL STATEMENTS
Credit Risk
Credit risk is the risk of loss incurred if a counterparty fails to meet its financial commitments. We are exposed to credit risk on financial instruments under both our loans program and our treasury activities. Our objectives, policies and processes for managing credit risk as well as the methods we use to measure this risk are disclosed in the notes related to our derivative financial instruments and debt instruments, as well as in the text and tables displayed in brown-tinted font in management’s discussion and analysis on pages 56 to 62 of this annual report.
     Concentration of Credit Risk
Concentration of credit risk exposure exists when a number of counterparties operate in the same geographical market or industry, or engage in similar activities. Changes in economic or political conditions may affect their ability to meet obligations in a similar manner. We have limits in place to ensure that our exposure is not overly concentrated in any one country, industry or counterparty. Exposure in excess of these limits requires approval of our Board of Directors.
The following table provides a breakdown, by the country in which the risk resides, of the maximum gross exposure to credit risk of financial instruments:

				Investments
	Gross loans	Loan	Equity	and derivative	2009		2008
(in millions of Canadian dollars)	receivable	guarantees	financing	instruments	Exposure		Exposure
Country					$	%	$	%

United States	11,145	1,791	12	1,537	14,485	38	18,128	44
Canada	3,051	904	89	5,002	9,046	24	6,501	16
Mexico	1,348	124	11	—	1,483	4	2,298	6
India	1,236	11	15	—	1,262	3	1,383	3
United Kingdom	761	3	27	162	953	3	878	3
Chile	921	3	—	—	924	2	947	2
Brazil	835	34	—	—	869	2	1,145	3
Qatar	622	—	—	—	622	2	377	1
United Arab Emirates	604	4	—	—	608	2	480	1
Netherlands	445	52	—	—	497	1	578	1
Other	5,855	632	42	640	7,169	19	8,171	20

Total	$26,823	$3,558	$196	$7,341	$37,918	100	$40,886	100

The concentration of credit risk by industry sector for our financial instruments is as follows:

				Investments
	Gross loans	Loan	Equity	and derivative	2009		2008
(in millions of Canadian dollars)	receivable	guarantees	financing	instruments	Exposure		Exposure
Industry					$	%	$	%

Commercial:
Aerospace	8,671	107	—	—	8,778	23	8,903	22
Surface transportation	4,088	1,928	—	99	6,115	16	7,271	18
Extractive	4,859	160	—	—	5,019	13	5,815	14
Financial institutions	983	238	—	3,795	5,016	13	5,445	13
Information and communication technology	3,740	184	20	—	3,944	11	5,024	12
Infrastructure and environment*	2,984	391	5	—	3,380	9	2,768	7
Other	256	339	171	260	1,026	3	1,369	3

Total commercial	25,581	3,347	196	4,154	33,278	88	36,595	89
Sovereign	1,242	211	—	3,187	4,640	12	4,291	11

Total	$26,823	$3,558	$196	$7,341	$37,918	100	$40,886	100

*	Excludes financial institution exposure which is disclosed separately in this table
EDC ANNUAL REPORT 2009     113

CONSOLIDATED FINANCIAL STATEMENTS
Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign exchange risk, interest rate risk, and other price risk. We are exposed to potential negative impacts on the value of financial instruments resulting from adverse movements in interest and foreign exchange rates. We have policies and procedures in place to ensure that interest rate and foreign exchange risks are identified, measured, managed and regularly reported to management and the Board of Directors.
     Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to potential adverse impacts on the value of financial instruments resulting from differences in the maturities or repricing dates of assets and liabilities both on and off-balance sheet, as well as from embedded optionality in those assets and liabilities.
     Foreign Exchange Risk
Foreign exchange risk is the potential adverse impact on the value of financial instruments resulting from exchange rate movements. We are exposed to foreign exchange rate risk when there is a mismatch between assets and liabilities in any currency.
Our objectives, policies and processes for managing market risk as well as a sensitivity analysis for our exposure to both interest rate and foreign exchange risk is disclosed in the text and tables displayed in a brown-tinted font in management’s discussion and analysis on pages 62 and 63 of this annual report.
Liquidity Risk
Liquidity risk is the risk that we would be unable to honour daily cash commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions. We maintain liquidity through a variety of methods such as holding cash and marketable securities, having access to commercial paper markets and a standby credit facility.
Our objectives, policies and processes for managing liquidity risk as well as the methods we use to measure this risk is disclosed in the text and tables displayed in a brown-tinted font in management’s discussion and analysis on page 64 of this annual report.
Note 26. Variable Interest Entities
A variable interest entity (VIE) is an entity in which the total equity investment at risk is not sufficient to finance its activities without additional subordinated financial support or where the holders of the equity at risk lack the characteristics of a controlling financial interest. We identify VIEs in which we have an interest and determine whether we are the primary beneficiary of the VIE and if so, consolidate the VIE under Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15). The primary beneficiary is the enterprise that absorbs or receives the majority of the VIE’s expected losses or gains, or both. AcG-15 also requires specific disclosure for VIEs that are not consolidated but in which the entity has a significant variable interest.
We have identified VIEs for which we are the primary beneficiary and have consolidated these entities. In the 2005 to 2009 timeframe, we foreclosed on a number of aircraft loans and as a result, various aircraft for which we were a secured lender, were returned to us. These aircraft were placed into trusts designated as VIEs for which we are the primary beneficiary. These trusts have therefore been consolidated and have total assets of approximately $420 million at the end of December 2009 (2008 — $457 million) and are included in equipment available for lease, net investment in capital leases, and assets held for sale. EDC has limited control over the trusts’ assets for some of these trusts. Control lies with the trustee and EDC, as sole beneficiary, can only take direct control and possession of the assets through the collapse of the trust. The trusts for which EDC has limited control have aircraft totaling $46 million (2008 — $47 million).
We also have significant interests in VIEs where we are not considered the primary beneficiary. These VIEs include secured leveraged lease financing transactions in the aerospace and rail transportation industries in which we have lent funds through special purpose entities and in some cases provided guarantees to the equity-holders of these entities. These VIEs had assets of approximately $5,507 million at the end of December 2009 (2008 — $7,547 million). The VIEs in the rail transportation industry were created in the 1999 to 2008 timeframe, while the VIEs in the aerospace industry were created in the 1995 to 2008 timeframe.
Our maximum exposure to loss as a result of involvement with non-consolidated VIEs was approximately $3,625 million at the end of December 2009 (2008 — $4,955 million). Of this amount, $3,131 million (2008 — $4,380 million) relates to the net loans receivable (gross loans receivable less the total allowance for loan losses) and $494 million (2008 — $575 million) relates to the guarantees provided to the equity holders.
114     A TRUSTED PARTNER IN TROUBLED TIMES

CONSOLIDATED FINANCIAL STATEMENTS
Note 27. Loan Revenue

(in millions of Canadian dollars)	2009	2008

Loan interest — floating rate	563	672
Loan interest — fixed rate	561	544
Amortization of performing non-accrued capitalized interest	6	7
Impaired revenue	59	56
Loan fee revenue	124	58
Other loan revenue	8	18

Total loan revenue	$1,321	$1,355

Note 28. Investment Revenue

(in millions of Canadian dollars)	2009	2008

Held-for-trading instruments
Short-term	11	37
Long-term fixed	11	14
Other	—	1
Available-for-sale instruments
Long-term fixed	18	28
Other	1	1

Total investment revenue	$41	$81

Note 29. Interest Expense

(in millions of Canadian dollars)	2009	2008

Designated as held-for-trading instruments
Short-term debt	37	98
Long-term debt — floating	237	409
Long-term debt — fixed	(1)	32
Other financial liabilities
Long-term debt — fixed	93	65
Other	14	7

Total interest expense	$380	$611

Note 30. Leasing and Financing Related Expenses

(in millions of Canadian dollars)	2009	2008

Maintenance and technical costs	35	16
Depreciation	20	14
Other	13	13

Total leasing and financing related expenses	$68	$43

EDC ANNUAL REPORT 2009      115

CONSOLIDATED FINANCIAL STATEMENTS
Note 31. Provision for Credit Losses

(in millions of Canadian dollars)	2009	2008

Provision for losses on loans	402	249
Provision for losses on loan commitments	1	2
Provision for losses on loan guarantees	28	95

Provision for credit losses	$431	$346

Note 32. Claims-Related Expenses

(in millions of Canadian dollars)	2009	2008

Claims paid	258	104
Claims recovered	(20)	(24)
Actuarial increase in the net allowance for claims on insurance	34	146
Increase in recoverable insurance claims*	(60)	(7)
Claims handling expenses	4	3

Total claims-related expenses	$216	$222

*	Includes change in recoverable insurance claims related to the agreement with Travelers Guarantee Insurance Company whereby we assume reinsurance for joint policy domestic transactions underwritten by Travelers Guarantee Insurance Company.
Note 33. Other Income (Expenses)

(in millions of Canadian dollars)	2009	2008

Net realized and unrealized gains (losses) on loans payable designated as held-for-trading	85	(388)
Realized and unrealized gains (losses) on derivatives	(258)	628
Foreign exchange translation gain (loss)	113	(116)
Net realized and unrealized gains (losses) on held-for-trading marketable securities	(6)	15
Realized gain on available-for-sale marketable securities	1	16
Impairment loss on equipment available for lease*	(3)	(23)
Net realized and unrealized gains (losses) on loan related credit default swaps	3	(82)
Net realized and unrealized losses on equity investments	—	(49)
Other	(9)	(12)

Total other expenses	$(74)	$(11)

*	See Note 9
116      A TRUSTED PARTNER IN TROUBLED TIMES

CONSOLIDATED FINANCIAL STATEMENTS
We have designated the majority of our long-term bonds as held-for-trading in order to obtain the same accounting treatment as their related derivatives. In general, these derivatives are entered into to manage interest and foreign exchange rate risk on the related bonds. At the end of December 2009, realized and unrealized gains on loans payable designated as held-for-trading totaled $85 million and the realized and unrealized losses on the derivatives associated with the loans payable totaled $258 million. This difference is mainly due to the fact that all debt is valued on the basis of our credit rating (AAA) while the related derivatives are valued based on curves that reflect the credit risk of the resulting exposure. In 2009, most curves steepened, although not in the same proportion. These changes resulted in realized and unrealized losses on our derivatives which more than offset the gains related to the long-term debt. We do not anticipate realizing gains or losses on this debt and the associated derivatives since it is generally our intent to hold them to maturity at which time the unrealized gains and losses will net to zero.
We recognized a foreign exchange translation gain of $113 million in 2009 (2008 — loss of $116 million). Included in this amount is a gain on the financial instruments funding our available-for-sale marketable securities. In accordance with the accounting standards for financial instruments, the foreign exchange loss of $108 million (2008 — $131 million gain) associated with these available-for-sale securities was recognized in other comprehensive income (loss).
We recorded a net unrealized gain of $3 million in 2009 (2008 — $82 million loss) on our portfolio of loan related credit default swaps. During 2009 a portion of our credit default swap portfolio where we sold protection was unwound. This resulted in the realization of $52 million of the unrealized losses that have been recognized since the inception of these instruments.
Note 34. Employee Future Benefits
Pension Plans
Effective April 24, 2000, we established pension benefit plans for our employees. The plans are defined benefit plans, providing benefits to retirees based on years of service and the best five consecutive years’ average salary of the employees. Upon retirement, the benefits are fully indexed to inflation. All permanent employees are members of the Registered Pension Plan, however, employees can choose a non-contributory option, with related lower pension benefits.
Upon the establishment of the pension plans, employees made an election to transfer their benefits from the Public Service Superannuation Fund. The related obligation and the assets to fund the plans that were transferred from the Government of Canada are included in the obligation and assets shown in the following table.
We maintain a defined benefit registered pension plan and a defined benefit supplementary retirement plan. The purpose of the Supplementary Retirement Plan is to supplement benefits to those of its members whose benefits and/or contributions under the registered plan are affected by Income Tax Act maximums. It does so by increasing their benefits to the level which would be payable under the registered pension plan if these maximums did not apply. For 2009 the average remaining service period of the active employees covered by the pension plans was 11 years (2008 — 11 years).
Our appointed actuaries measure the accrued benefit obligations and the fair value of the plans’ assets for accounting purposes as at December 31 of each year. The most recent funding valuation for the Registered Pension Plan was as at December 31, 2008. The next required valuation, to be completed in 2010, will be as at December 31, 2009. For the Supplementary Plan, an annual funding valuation is prepared as at December 31 each year. The discount rate used to determine the accrued benefit obligations was 6.25% for 2009 (2008 — 7.0%) based on market rates for long-term high-quality bonds.
Other Benefit Plans
We maintain a retiring allowance program and provide certain life insurance, health and dental care benefits to retired employees. These plans are unfunded and costs are accrued based on actuarial calculations.
For 2009 the average remaining service period of the active employees covered by the other benefit plans was 13 years (2008 — 13 years).
EDC ANNUAL REPORT 2009    117

CONSOLIDATED FINANCIAL STATEMENTS
Financial Position of Employee Benefit Plans

(in millions of Canadian dollars)			2009			2008
	Registered	Supplementary	Other	Registered	Supplementary	Other
	pension plan	retirement plan	benefit plans	pension plan	retirement plan	benefit plans

Accrued benefit obligation:
Obligation beginning of year	286	17	71	337	19	83
Current service costs	15	1	4	19	1	6
Interest cost on benefit obligation	21	1	5	19	1	5
Actuarial loss (gain)	65	9	3	(82)	(3)	(22)
Benefits paid	(10)	(1)	(2)	(7)	(1)	(1)

Accrued benefit obligation at end of year	377	27	81	286	17	71

Fair value of plan assets:
Fair value at beginning of year	264	42	—	306	49	—
Actual return on plan assets	43	3	—	(64)	(7)	—
Employer contributions	34	—	2	24	1	1
Employee contributions	5	—	—	5	—	—
Benefits paid	(10)	(1)	(2)	(7)	(1)	(1)

Fair value at end of year	336	44	—	264	42	—

Funded status — plan (deficit) surplus	(41)	17	(81)	(22)	25	(71)
Unamortized net actuarial loss (gain)	100	(5)	(2)	59	(14)	(5)
Unamortized transitional obligation	—	—	5	—	—	5

Accrued benefit asset (liability)	$59	$12	$(78)	$37	$11	$(71)

The unamortized net actuarial loss in our Registered Pension Plan was $100 million (2008 — $59 million) which exceeded 10% of the accrued benefit obligation by $62 million (2008 — $30 million) at the end of December 2009. The excess amount is being amortized on a straight-line basis to pension expense over the expected average remaining service period of active employees. Amortization of accumulated net actuarial losses in periods subsequent to December 2009 will be affected primarily by the discount rate used to estimate benefit obligations and by the difference between future investment results and the expected return on plan assets.
The accrued benefit asset (liability) is included on our balance sheet in accounts payable and other credits.
Asset Mix
Plan assets are invested in debt securities, equity securities, real estate investments and held in cash and Canadian short term notes. For the Registered Pension Plan, the target allocation percentages are 30% in debt securities, 55% in equity securities and 15% in real estate. The actual percentages at the end of December 2009 were 32% in debt securities, 54% in equity securities (2008 — 41% and 54%) and 11% (2008 — 3%) in real estate. There is also a 3% (2008 — 1%) investment in the legacy commodities portfolio which will be eliminated over time and a nominal (2008 — 1%) investment in Canadian short term notes. For the Supplementary Retirement Plan, the target is 100% in equity securities, net of the cash in a refundable tax account as prescribed by Canada Revenue Agency. This resulted in actual percentages of 55% in cash and 45% in equity securities at the end of 2009 (2008 — 58% and 42%).
118      A TRUSTED PARTNER IN TROUBLED TIMES

CONSOLIDATED FINANCIAL STATEMENTS
Defined Benefit Expense

(in millions of Canadian dollars)			2009			2008

	Registered	Supplementary	Other	Registered	Supplementary	Other
	pension plan	retirement plan	benefit plans	pension plan	retirement plan	benefit plans

Current service costs (net of employee contributions)	10	1	4	14	1	6
Interest cost on benefit obligation	21	1	5	19	1	5
Actual return on plan assets	(43)	(3)	—	64	7	—
Actuarial loss (gain)	65	9	3	(82)	(3)	(22)

Benefit costs (gain) before adjustments to recognize the long-term nature of employee future benefit costs	53	8	12	15	6	(11)

Adjustments:
Difference between expected return and actual return on plan assets	21	1	—	(87)	(9)	—
Difference between actuarial loss recognized for the year and actual actuarial loss on accrued benefit obligation for the year	(62)	(10)	(3)	84	2	22
Amortization of transitional obligation	—	—	1	—	—	1

Total expense	$12	$(1)	$10	$12	$(1)	$12

Total Cash Payments
Total cash payments for employee future benefits in 2009 totaled $36 million (2008 — $26 million). The payments consisted of cash contributions to the Pension Plans and payments paid directly to beneficiaries for the unfunded Other Benefit plans. Included in total cash payments in 2009 was $23 million (2008 — $14 million) in additional contributions to the Registered Pension Plan in relation to a plan deficit identified as a result of the funding valuation for 2005, 2006, 2007 and 2008.

Assumption			2009			2008
	Registered	Supplementary	Other	Registered	Supplementary	Other
(Weighted average)	pension plan	retirement plan	benefit plans	pension plan	retirement plan	benefit plans
Accrued benefit obligation:
Discount rate	6.25%	6.25%	6.25%	7.00%	7.00%	7.00%
Rate of compensation increase	Inflation +	Inflation +	Inflation +	Inflation +	Inflation +	Inflation +
	productivity +	productivity +	productivity +	productivity +	productivity +	productivity +
	merit	merit	merit	merit	merit	merit
Benefit costs:
Expected long-term rate of return on assets	7.50%	3.75%	n/a	7.50%	3.75%	n/a
Discount rate on projected benefit obligation	7.00%	7.00%	7.00%	5.50%	5.50%	5.50%
Inflation	2.25%	2.25%	n/a	2.50%	2.50%	n/a
Rate of compensation increase	Inflation +	Inflation +	Inflation +	Inflation +	Inflation +	Inflation +
	productivity +	productivity +	productivity +	productivity +	productivity +	productivity +
	merit	merit	merit	merit	merit	merit
The annual rate of increase for covered medical care benefits is assumed to be 8.29% for 2009 (2008 — 10%). This rate is projected to trend down over four years to an ultimate rate of 4% for 2014 (2008 — 4% for 2014) and subsequent years. For dental care, the trend rate used was 4% (2008 — 4%).
A one percentage point increase in assumed health care cost trends would have increased the service and interest costs by $1.6 million (2008 — $2.0 million) and the obligation by $12.9 million (2008 — $10.6 million). A one percentage point decrease in assumed health care cost trends would have decreased the service and interest costs by $1.2 million (2008 — $1.6 million) and the obligation by $10.0 million (2008 — $8.3 million).
EDC ANNUAL REPORT 2009      119

CONSOLIDATED FINANCIAL STATEMENTS
Note 35. Related Party Transactions
We enter into transactions with other government departments, agencies and Crown corporations in the normal course of business, under terms and conditions similar to those that apply to unrelated parties. The following disclosure is in addition to the related party disclosure provided elsewhere in these financial statements. All material related party transactions are either disclosed below or in the relevant notes. These transactions are measured at their exchange amounts.
Canada Account Administrative Expense Recovery
As described in Note 36, we enter into certain financial and contingent liability transactions on behalf of the Government of Canada, known as “Canada Account” transactions. We are compensated for expenses and overhead relating to Canada Account activities. In 2009, we incurred $6 million (2008 — $4 million) against Canada Account receipts and recoveries for these expenses and overhead. These amounts are netted against administrative expenses on the income statement.
Subsidiary Contingent Liability
Our consolidated contingent liabilities include $37 million (2008 — $44 million) which represents the potential claim that the Canada Account could make against the two entities in which our subsidiary Exinvest has an ownership interest. These two entities were established for the purposes of financing the sale of regional jet aircraft. There is a Tripartite Indemnity Agreement in place between these two entities and the Canada Account related to guarantees that the Canada Account provided to third parties. During 2003, the ultimate obligor to which the Canada Account guarantees pertained became impaired which resulted in a call against the guarantees and the Canada Account has since paid out on the guarantees and is now in a position to make a call against the two entities in which our subsidiary Exinvest has an ownership interest. A specific allowance of $18 million (2008 — $13 million) has been set up to provide against this potential call on the indemnity.
Debt Relief
When sovereign borrowers experience financial difficulties and are unable to meet their debt obligations, sovereign creditors, including the Government of Canada, agree at an international forum, the Paris Club, to formally reschedule the borrower’s debt obligations. From time to time and on a case-by-case basis, the most heavily indebted sovereign borrowers are granted debt reduction or debt service relief by the Government of Canada. The granting of debt reduction or relief by the Paris Club is contingent upon the sovereign borrower’s ability to implement and maintain economic programs outlined by the International Monetary Fund.
Prior to April 2001, the Government of Canada has reimbursed to us an amount equal to the debt relief granted by the Government of Canada to our sovereign borrowers. The formula for calculating the amount to be paid to us was amended effective April 1, 2001 in two ways. Firstly, for new loans issued by us after March 31, 2001 to sovereign borrowers which were on the Paris Club debt relief list as at April 1, 2001, the Government of Canada has no obligation to compensate us for further debt relief granted to such borrowers. Secondly, for any debt reduction for new loans resulting from unilateral debt relief measures or new debt reduction for obligations contracted prior to April 1, 2001, we will share in the costs of debt forgiveness to the amount of our appropriate specific allowances on the loans.
Amounts received for debt relief arrangements on sovereign impaired loans are credited to the book value of the loans similar to the treatment accorded to other receipts on impaired loans. To the extent that amounts received exceed the book value of the loans as a result of non-accrued capitalized interest, debt relief income is recorded, and any provisions are returned to income.
During the year, we received in total $49 million (2008 — nil) pursuant to debt relief arrangements for Ivory Coast and Congo, all of which represented the non-accrued capitalized interest associated with these loans and was recognized as debt relief income on the income statement.
120      A TRUSTED PARTNER IN TROUBLED TIMES

CONSOLIDATED FINANCIAL STATEMENTS
Note 36. Canada Account Transactions
Pursuant to the Act, the Minister of International Trade, with the concurrence of the Minister of Finance, may authorize us to undertake certain financial and contingent liability transactions on behalf of the Government of Canada. These transactions and the legislative authorities that underlie them have come to be known collectively as “Canada Account”. Accounts for these transactions are maintained separately from our accounts and are consolidated annually as at March 31 with the financial statements of the Government of Canada, which are reported upon separately by the Government and audited by the Auditor General of Canada. The assets under Canada Account, mainly loans receivable and accrued interest and fees recorded in accordance with the accounting policies and practices of the Government of Canada, amounted to $6,251 million at the end of December 2009 (2008 — $3,405 million).
The Act allows Canada Account to have outstanding loans and commitments to borrowers, and arrangements giving rise to contingent liabilities under contracts of insurance and other agreements up to a maximum of $20 billion (increased from $13 billion by the Budget Implementation Act, 2009 ). The position against this limit at December 31, determined in accordance with the requirements of the Act, was Act, 2009 $7.0 billion (2008 — $3.7 billion). The position against the statutory limit increases accordingly as we sign each new obligation that has the effect of extending credit or giving rise to a contingent liability. The increase reflects the significant activity during the year related mostly to the support provided for the restructuring of the Canadian automotive industry.
At the end of December 2009, there was one Ministerial Authorization (M.A.) for $25 million (2008 — two for $4,025 million). Canada Account transactions must be approved by the Minister of International Trade with the concurrence of the Minister of Finance. EDC’s Board of Directors’ oversight responsibility for administration of Canada Account transactions is satisfied by means of reviewing and/or approving the policies, processes and reporting EDC has in place.
Note 37. Reclassification of Comparative Figures
Certain 2008 comparative figures have been reclassified to conform to the presentation adopted in 2009.
EDC ANNUAL REPORT 2009      121

TEN-YEAR REVIEW
Balance Sheet

as at December 31
(in millions of Canadian dollars)	2009	2008	2007

Gross loans receivable*	26,823	30,898	19,108
Less: non-accrued capitalized interest	(288)	(375)	(351)
Less: allowance for losses on loans	(1,948)	(1,928)	(1,316)
Less: deferred loan revenue	(268)	(314)	(238)
Risk mitigation insurer’s share of loan allowance	—	—	—

	24,319	28,281	17,203
Equipment available for lease	315	334	372
Net investment in capital leases	113	142	122
Equity financing designated as held-for-trading	196	150	95
Cash and marketable securities	5,432	3,843	2,528
Reinsurers’ share of allowance for claims	159	157	88
Property, plant and equipment	17	15	7
Intangible assets	41	36	32
Other assets	2,306	2,298	2,642

Total assets	$32,898	$35,256	$23,089

Loans payable	24,435	25,882	15,583
Other liabilities	442	1,696	444
Allowance for losses on loan commitments and guarantees	713	807	564
Allowance for claims on insurance	720	755	474

Total liabilities	26,310	29,140	17,065

Share capital	1,333	983	983
Retained earnings	5,317	5,077	5,121
Accumulated other comprehensive income (loss)	(62)	56	(80)

Shareholder’s equity	6,588	6,116	6,024

Total liabilities and shareholder’s equity	$32,898	$35,256	$23,089

*	Equity financing is included in gross loans receivable prior to 2003
Statement of Income

for the year ended December 31
(in millions of Canadian dollars)	2009	2008	2007

Financing and investment revenue:
Loan	1,321	1,355	1,405
Capital lease	9	9	8
Operating lease	32	43	37
Debt relief	49	—	1
Investment	41	81	123

	1,452	1,488	1,574
Interest expense	380	611	717
Leasing and financing related expenses	68	43	46

Net financing and investment income	1,004	834	811
Loan guarantee fees	24	20	14
Insurance premiums and guarantee fees	197	171	149
Other income (expenses)	(74)	(11)	46

	1,151	1,014	1,020
Provision for (reversal of) credit losses	431	346	196
Claims-related expenses	216	222	132
Administrative expenses	246	240	219

Income before unrealized fair value adjustment	258	206	473
Unrealized fair value adjustment	—	—	—

Net income	$258	$206	$473

122      A TRUSTED PARTNER IN TROUBLED TIMES

TEN-YEAR REVIEW

2006	2005	2004	2003	2002	2001	2000

19,581	17,306	19,419	21,459	26,341	25,226	22,023
(492)	(806)	(1,027)	(1,211)	(1,426)	(1,241)	(1,165)
(1,674)	(2,148)	(2,674)	(3,290)	(3,613)	(2,892)	(2,700)
(333)	(247)	(262)	(276)	(292)	(267)	(272)
61	124	—	—	—	—	—

17,143	14,229	15,456	16,682	21,010	20,826	17,886
233	114	—	—	—	—	—
—	—	—	—	—	—	—
58	44	44	40	—	—	—
3,353	3,263	2,894	2,576	2,908	2,355	2,375
67	40	59	120	195	179	48
7	9	10	13	20	25	16
28	31	37	44	43	34	24
1,936	1,999	2,250	1,682	573	553	689

$22,825	$19,729	$20,750	$21,157	$24,749	$23,972	$21,038

15,140	13,424	15,545	17,325	20,828	19,609	17,583
859	650	732	533	812	1,082	846
394	355	448	472	377	588	130
446	536	548	592	655	643	487

16,839	14,965	17,273	18,922	22,672	21,922	19,046

983	983	983	983	983	983	983
5,003	3,781	2,494	1,252	1,094	1,067	1,009
—	—	—	—	—	—	—

5,986	4,764	3,477	2,235	2,077	2,050	1,992

$22,825	$19,729	$20,750	$21,157	$24,749	$23,972	$21,038

2006	2005	2004	2003	2002	2001	2000

1,174	1,155	1,148	1,249	1,400	1,618	1,578
—	—	—	—	—	—	—
4	—	—	—	—	—	—
261	64	43	56	96	1	—
123	123	63	60	69	127	197

1,562	1,342	1,254	1,365	1,565	1,746	1,775
628	494	345	404	583	934	1,068
19	—	—	—	—	—	—

915	848	909	961	982	812	707
12	9	8	7	9	8	7
147	147	153	140	138	126	137
9	—	(7)	7	7	2	9

1,083	1,004	1,063	1,115	1,136	948	860
(301)	(554)	(312)	644	725	658	391
(75)	41	98	140	115	83	158
203	182	178	173	174	149	117

1,256	1,335	1,099	158	122	58	194
(34)	(48)	143	—	—	—	—

$1,222	$1,287	$1,242	$158	$122	$58	$194

EDC ANNUAL REPORT 2009      123

TEN-YEAR REVIEW
Corporate Account
Financial Arrangements Facilitated

(in millions of Canadian dollars)	2009	2008	2007

Financing
Direct financing	11,909	14,086	12,584

Insurance
Credit insurance	58,695	61,428	47,437
Contract insurance and bonding	3,733	3,736	3,935
Political risk insurance*	2,622	2,432	2,989
Guarantees	5,810	4,137	3,077

Subtotal	70,860	71,733	57,438

Total	$82,769	$85,819	$70,022

Financial and Other Data
Financing (in millions of Canadian dollars)
Value of total obligations on loans receivable	26,823	30,898	19,108
Value of total obligations on equity	196	150	95
Value of undisbursed loans**	8,814	8,024	6,096
Value of undisbursed equity	367	279	143
Value of disbursements	10,629	13,420	10,028
Value of liability on loan guarantees	3,166	3,612	2,549
Undisbursed amounts on loan guarantees	392	553	418
Amounts available for allocation	459	509	2,373
Loan amounts rescheduled	53	—	2
Loan amounts written off	58	5	21

Number of transactions financed	1,450	1,363	1,175
Number of current lines of credit and protocols	71	72	65

Insurance (in millions of Canadian dollars)
Value of liability on insurance and guarantees***	22,395	24,075	17,609
Value of claims paid	258	104	60
Value of claims recovered	20	24	15
Value of claims outstanding at end of year	422	266	171
Value of claims under consideration at end of year	32	32	5

Number of policies issued	10,573	10,120	9,708
Number of insurance policies and guarantees in force	9,252	9,328	9,330

Average employee strength during the year	1,082	1,063	1,073

*	Figures prior to 2007 were not restated to reflect current presentation.

**	Includes equity prior to 2006.

***	Figures prior to 2002 were not restated to reflect current presentation as the information was not reasonably determinable.
124      A TRUSTED PARTNER IN TROUBLED TIMES

TEN-YEAR REVIEW

2006	2005	2004	2003	2002	2001	2000

9,978	5,091	6,152	5,939	7,381	8,419	7,657

42,916	41,565	40,177	37,267	34,532	26,776	25,807
5,494	4,566	3,450	4,078	5,128	4,488	3,913
4,845	3,892	3,501	3,332	3,510	4,067	3,167
2,858	2,330	1,623	1,244	689	597	325

56,113	52,353	48,751	45,921	43,859	35,928	33,212

$ 66,091	$57,444	$54,903	$51,860	$51,240	$44,347	$40,869

19,581	17,306	19,419	21,459	26,341	25,226	22,023
58	44	44	40	—	—	—
3,913	2,994	2,794	3,040	3,512	4,938	4,825
85	—	—	—	—	—	—
8,343	4,574	4,172	4,194	6,028	8,085	7,210
2,442	1,470	1,909	1,820	2,699	2,212	1,795
537	1,004	820	509	299	355	112
2,607	2,550	1,682	1,732	1,655	1,476	1,176
251	128	64	232	775	290	264
6	39	81	113	194	191	105

1,065	735	635	571	397	556	458
69	60	47	61	47	40	44

16,299	14,060	12,175	11,468	12,265	11,944	12,495
59	46	68	80	143	141	83
38	32	25	31	39	50	31
199	221	261	282	344	298	246
17	25	38	52	35	48	36

10,458	10,427	10,756	10,184	6,351	5,090	3,951
9,104	8,748	8,209	7,491	6,968	6,002	5,187

1,038	1,002	994	1,003	992	939	838

EDC ANNUAL REPORT 2009      125

TEN-YEAR REVIEW
Canada Account
Financial Arrangements Facilitated

(in millions of Canadian dollars)	2009		2008	2007

Financing
Direct financing	14,222		—	27	*

Insurance
Credit insurance	628		—	—
Contract insurance and bonding	—		—	—
Political risk insurance	—		—	—

Subtotal	628		—	—

Total	$14,850		$—	$27	*

Financial and Other Data
Financing (in millions of Canadian dollars)
Value of total obligations on loans receivable	5,905		3,226	2,765
Value of undisbursed loans	607		1	2
Value of loan disbursements (net of guarantees)	14,398	**	—	31	*
Value of liability on loan guarantees	385		457	462
Undisbursed amounts on loan guarantees	—		—	—
Amounts available for allocation	—		—	—
Loan amounts rescheduled	1		—	—

Number of transactions financed	16		—	27	*
Number of current lines of credit and protocols	—		—	—

Insurance (in millions of Canadian dollars)
Value of liability on insurance and guarantees	120		—	—
Value of claims paid	—		—	—
Value of claims recovered	11		15	8
Value of claims outstanding at end of year	13		22	35

Number of policies issued	103		—	—
Number of insurance policies and guarantees in force	48		—	—

*	Includes activity pursuant to the Softwood Lumber deposit refund mechanism transactions.

**	Includes amounts disbursed in conjunction with the Ontario Financing Authority relating to loans in the automotive sector.
126      A TRUSTED PARTNER IN TROUBLED TIMES

TEN-YEAR REVIEW

2006		2005	2004	2003	2002	2001	2000

3,645	*	649	987	1,209	527	135	38

—		—	—	1	1	—	—
—		—	—	—	—	9	1
—		—	—	—	5	7	223

—		—	—	1	6	16	224

$ 3,645	*	$649	$987	$1,210	$533	$151	$262

3,592	*	3,994	3,786	3,219	2,968	2,682	2,490
1,516	*	1,526	2,368	3,303	5,123	101	141
3,647	*	650	1,020	981	533	203	76
535		1,311	1,341	1,486	1,968	1,747	1,358
15		59	145	225	195	334	603
—		39	52	61	109	88	73
15		41	6	31	25	43	3

803	*	37	55	45	28	8	11
—		1	2	2	2	2	3

—		—	—	—	4	56	170
—		—	—	—	—	—	—
—		—	—	—	—	—	—
44		44	44	45	47	47	46

—		—	—	2	1	1	1
—		—	—	—	1	4	5

EDC ANNUAL REPORT 2009      127

GLOSSARY OF FINANCIAL TERMS
Actuarial Gains and Losses – Changes in the value of the accrued benefit obligation and the plan assets resulting from actual results differing from those assumed or changes in an actuarial assumption.
Actuarial Valuation (re: Employee Benefit Plans) – An assessment of the financial status of a benefit plan performed by an independent actuary. It includes the valuation of any plan assets and the accrued benefit obligation using estimates of future events that will affect the costs and obligation for employee future benefits.
Amortized Cost – The amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectability.
Basis Point – One one-hundredth of a percentage point.
Canadian GAAP – Canadian generally accepted accounting principles.
Contingent Liability – Potential debt which may become an actual financial obligation if certain events occur or fail to occur. Contingent liability is also referred to as insurance policies and guarantees outstanding.
Credit Risk – Credit risk is the possibility that a loss may be incurred if a counterparty fails to meet its financial commitments.
Derivative Financial Instruments – Financial contracts that derive their value from changes in interest rates, foreign exchange rates, credit spreads, commodity prices, equities, market indexes or other financial measures. Such instruments include futures, interest rate, foreign exchange, equity, commodity and credit derivative contracts.
Effective Interest Rate – The rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.
Efficiency Ratio – Net administrative expenses expressed as a percentage of net revenue excluding debt relief and the unrealized gains and losses on long-term debt and derivatives. We also adjust the net revenue to include any foreign exchange gains or losses on our available-for-sale marketable securities which are reported in other comprehensive income (loss).
Facultative Reinsurance – Reinsurance provided on a transactional basis.
Fair Value – The amount of the consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.
Foreign Exchange Risk – Foreign exchange risk is the possibility that a loss may result from exchange rate movements.
Gross Administrative Expenses – Administrative expenses before accounting for recovery of expenses related to Canada Account transactions.
Gross Efficiency Ratio – Gross administrative expenses expressed as a percentage of net revenue excluding debt relief and the unrealized gains and losses on long-term debt and derivatives. We also adjust the net revenue to include any foreign exchange gains or losses on our available-for-sale marketable securities which are reported in other comprehensive income (loss).
Gross Loans Receivable – Principal amounts outstanding, including any non-accrued capitalized interest, under existing loan agreements.
Hedge – A risk management practice used to manage interest rate or foreign exchange exposures arising from the normal course of business operations.
Impaired Loans – Loans where, in management’s opinion, there has been a deterioration of credit quality to the extent that the Corporation no longer has reasonable assurance as to the timely collection of the full amount of principal and interest.
Interest Rate Risk – Interest rate risk is the potential impact on the Corporation due to changes in interest rates.
LIBOR – London Inter-Bank Offered Rate – The interest rate at which banks in London are prepared to lend funds to first-class banks.
Liquidity Risk – Liquidity risk is the chance that funds will not be available to meet the Corporation’s obligations.
Market Risk – Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign exchange risk, interest rate risk, and other price risk.
Net Administrative Expenses – Administrative expenses after accounting for recovery of expenses related to Canada Account transactions.
Net Financing and Investment Income – Revenue earned on leasing and financing assets and investments, less interest and leasing and financing related expenses.
Net Margin – Net financing and investment income expressed as a percentage of average assets employed.
Net Revenue – Net income excluding the provision for credit losses, claims-related expenses and administrative expenses.
Operational Risk – Operational risk is the potential loss that may result from human error, internal control weaknesses and system deficiencies.
Projected Benefit Method Pro Rated on Services – An actuarial valuation method in which an equal portion of the total estimated future benefit is attributed to each year of service.
Projected Benefit Obligation – The actuarial present value of benefits attributed to employee services rendered to a particular date.
Return on Equity – Net income expressed as a percentage of shareholder’s equity.
Undisbursed Loan Commitments – A contractual amount under an existing loan agreement that has yet to be advanced to the borrower.
Variable Interest Entities (VIEs) – VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinate financial support from other parties.
128      A TRUSTED PARTNER IN TROUBLED TIMES

CORPORATE REPRESENTATION
National
Head Office
Export Development Canada
151 O’Connor Street
Ottawa, Ontario
K1A 1K3
Tel.: (613) 598-2500
Fax: (613) 237-2690
Web site: www.edc.ca
Vancouver
1055 Dunsmuir Street
Suite 400, Bentall Four
PO Box 49086
Vancouver, British Columbia
V7X 1G4
Tel.: (604) 638-6950
Fax: (604) 638-6955
Edmonton
Suite 1000
10180 – 101 Street
Edmonton, Alberta
T5J 3S4
Tel.: (780) 702-5233
Fax: (780) 702-5235
Calgary
Home Oil Tower
Suite 606
324 – 8th Avenue S.W.
Calgary, Alberta
T2P 2Z2

Tel.: (403) 537-9800
Fax: (403) 537-9811
Regina
Suite 300
1914 Hamilton Street
Regina, Saskatchewan
S4P 3N6
Tel.: (306) 586-1727
Fax: (306) 586-1725
Winnipeg
Commodity Exchange Tower
Suite 2075
360 Main Street
Winnipeg, Manitoba
R3C 3Z3
Tel.: (204) 975-5090
Fax: (204) 975-5094
London
Suite 1512
148 Fullarton Street
London, Ontario
N6A 5P3
Tel.: (519) 963-5400
Fax: (519) 963-5407
Mississauga
Suite 805
1 City Centre Drive
Mississauga, Ontario
L5B 1M2
Tel.: (905) 366-0300
Fax: (905) 366-0332
Toronto
Suite 810
150 York Street
P. O. Box 810
Toronto, Ontario
M5H 3S5
Tel.: (416) 640-7600
Fax: (416) 862-1267
Windsor
3270 Electricity Drive
Suite 209
Walker Industrial Park
Windsor, Ontario
N8W 5J1
Tel.: (519) 974-7674
Fax: (519) 974-9753
Montreal
Tour de la Bourse
Suite 4520
800 Victoria Square
P. O. Box 124
Montreal, Quebec
H4Z 1C3
Tel.: (514) 908-9200
Fax: (514) 878-9891
Drummondville
1412 Jean Berchmans
Michaud Street
Drummondville, Quebec
J2C 7V3
Tel: (819) 475-2587
Fax: (819) 475-2408
Ville Saint-Laurent
9900 Cavendish Boulevard
Suite 201
Saint-Laurent, Quebec
H4M 2V2
Tel: (514) 215-7200
Fax: (514) 215-7201
Quebec City
2875 Laurier blvd.
D-3, Suite 600
Quebec, Quebec
G1V 2M2
Tel.: (418) 577-7400
Fax: (418) 577-7419
Moncton
Suite 400
735 Main Street
Moncton, New Brunswick
E1C 1E5
Tel.: (506) 851-6066
Fax: (506) 851-6406
Halifax
Suite 1605
1969 Upper Water Street,
Tower 2
Halifax, Nova Scotia
B3J 3R7
Tel.: (902) 442-5205
Fax: (902) 442-5204
St. John’s
90 O’Leary Avenue
First Floor
St. John’s, Newfoundland
A1B 2C7
Tel.: (709) 772-8808
Fax: (709) 772-8693

International

Brazil and Southern Cone
c/o The Consulate General of Canada
in São Paulo
Av. das Nações Unidas, 12901
Cenu Torre Norte, 16º Andar
CEP 04578-000, São Paulo – SP
Brazil
Tel.: (011)-5511-5509-4320, ext. 3320
Fax: (011)-5511-5509-4275
c/o The Consulate General of Canada
in Rio de Janeiro
Av. Atlântica, 1130-5º Andar
Copacabana 22021-000
Rio de Janeiro, RJ
Brazil
Tel.: (011)-5521-2295-0391
Fax: (011)-5521-2275-5735
Chile
c/o The Embassy of Canada in Chile
Nueva Tajamar 481 – Piso 12,
Torre Norte Las Condes
Santiago, Chile
Tel: (011)-56-2-652-3807
Fax: (011)-56-2-652-3808
India
c/o The High Commission of Canada,
New Delhi
7/8 Shantipath, Chanakyapuri
New Delhi 110 021 India
Tel.: (011)-91-11-4178-2288
Fax: (011)-91-11- 4178-2607
c/o Consulate General of Canada, Mumbai
6th Floor, Fort House
221, Dr. D.N. Road
Mumbai 400 001, India
Tel. (Dir): (011)-91-22-6749-4480
Fax: (011)-91-22-6749-4481
Mexico
c/o The Embassy of Canada in Mexico City
Schiller 529, Col Bosque de Chapultepec
(Polanco)
Del. Miguel Hidalgo
México, D.F. 11560
México
Tel.: (011)-5255-5387-9316
or (011)-5255-5387-9319
Fax: (011)-5255-5387-9317
c/o Canadian Consulate
Torre Gomez Morin 955
Piso 4, Suite 404, Col. Montebello
San Pedro garza garcia, N.L.
Mexico, CP.66279
Tel.: (011)-5281-8378-0240 ext.3360
Fax: (011)-5281-8356-9965
People’s Republic of China
c/o Canadian Embassy
19 Dongzhimenwai Dajie
Chao Yang District
Beijing, 100600
China
Tel.: (011)-86-10-5139-4126
Fax: (011)-86-10-5139-4463
c/o Canadian Consulate General
West Tower, Suite 604, Shanghai Centre
1376 Nanjing Xi Lu
Shanghai, 20040
China
Tel.: (011)-86-21-3279-2832
Fax: (011)-86-21-3279-2837
Peru
c/o The Embassy of Canada
Calle Bolognesi 228, Miraflores
Lima 18, Peru
Tel.: (011)-51-1-319-3385
Fax: (011)-51-1-446-6257
Poland
c/o Canadian Embassy
ul. Jana Matejki 1/5
00-481 Warsaw
Poland
Tel.: (011)-48-22-584-3240
or (613) 597-8600
Fax: (011)-48-22-584-3277
Russia
c/o Canadian Embassy
23 Starokonyushenny Pereulok
Moscow 119002
Russia
Tel: (011)-7-495-925-6095
or (011)-7-495-925-6896
Fax: (011)-7-495-925-5667
Singapore
c/o Canadian High Commission
One George Street, #11-01
Singapore 049145
Tel.: (011)-65-6854-5949
or (011) 65-6854-5868
Fax: (011)-65-6854-5848
United Arab Emirates
c/o The Canadian Embassy
Abu Dhabi Trade Towers, West Tower
P.O. Box 6970
Abu Dhabi, United Arab Emirates
Tel.: (011)-971-2-694-0376
Fax: (011)-971-2-694-0389

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VISION EDC will be the recognized leader in providing groundbreaking commercial financial solutions to companies of all sizes, helping them succeed in the global marketplace and create enduring prosperity for Canada. VALUES PEOPLE We are the heart and soul of EDC. Our diversity enriches us all. Each one of us deserves respect and makes a difference. Working together is fundamental to our success. EXCELLENCE We are responsible for excellence in everything we do. We believe in personal accountability and the power of challenging the status quo. PASSION Initiative and enthusiasm characterize the way we work. We take satisfaction in the quality of what we do. We are here because we want to be here. LEARNING We believe that learning is an invigorating and continuous process. We seek out and embrace personal and professional development, and the invaluable lessons that come from experience. Export Development Canada, EDC and the EDC logo are trademarks of Export Development Canada. All other trademarks are the www.edc.ca property of their respective owners. The information presented is subject to change without notice. Export Development Canada assumes no responsibility for inaccuracies contained herein. Copyright © 2010 Export Development Canada. All rights reserved.